As filed with the Securities and Exchange Commission on November 24, 1998 Registration Nos.
811-08946
333-60833

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  FORM N-4/A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [_]
Pre-Effective Amendment No. 1                             [X]
Post Effective Amendment No.                              [_]

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [_]
Amendment No. 7                                                  [X]
(Check appropriate box or boxes)

                              SEPARATE ACCOUNT A
                          (Exact Name of Registrant)

                        PACIFIC LIFE INSURANCE COMPANY*
                              (Name of Depositor)

                           700 Newport Center Drive
                       Newport Beach, California  92660
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (949) 640-3743
              (Depositor's Telephone Number, including Area Code)

                                Diane N. Ledger
                                Vice President
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                       Newport Beach, California  92660
                    (Name and address of agent for service)

                       Copies of all communications to:

           Diane N. Ledger                           Jane A. Kanter, Esq.
   Pacific Life Insurance Company                  Dechert, Price & Rhoads
           P. O. Box 9000                            1775 Eye Street, N.W.
    Newport Beach, CA 92658-9030                Washington, D.C. 20006-2401

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after filing.

Title of Securities being registered: interests in the Separate Account under Pacific Value individual flexible premium deferred variable annuity contracts.

Filing Fee: None

*On September 1, 1997, Pacific Mutual Life Insurance Company converted from a mutual insurance company to a stock insurance company under California law, and changed its name to Pacific Life Insurance Company.

SEPARATE ACCOUNT A
FORM N-4
CROSS REFERENCE SHEET

PART A

Item No.                                   Prospectus Heading

1.  Cover Page                             Cover Page

2.  Definitions                            SPECIAL DEFINITIONS

3.  Synopsis                               SUMMARY; FEE TABLE

4.  Condensed Financial Information        YOUR INVESTMENT OPTIONS --Variable
                                           Investment Option Performance;
                                           ADDITIONAL INFORMATION --Financial
                                           Statements; Financial Highlights

5.  General Description of Registrant,
      Depositor and Portfolio Companies    SUMMARY -- What are My Investment
                                           Options? PACIFIC LIFE AND THE
                                           SEPARATE ACCOUNT -- Pacific Life, --
                                           Separate Account A; YOUR INVESTMENT
                                           OPTIONS -- Your Variable Investment
                                           Options; ADDITIONAL INFORMATION --
                                           Voting Rights

6.  Deductions                             SUMMARY -- What Charges Will I Pay?,
                                           --Can I Change My Investment
                                           Options?; FEE TABLE; HOW YOUR
                                           PAYMENTS ARE ALLOCATED --Transfers;
                                           CHARGES, FEES AND DEDUCTIONS;
                                           WITHDRAWALS -- Optional Withdrawal

7.  General Description of Variable
     Annuity Contracts                     SPECIAL DEFINITIONS; SUMMARY; WHY
                                           BUY A CONTRACT; PURCHASING YOUR
                                           CONTRACT -- How to Apply for your
                                           Contract; HOW YOUR PAYMENTS ARE
                                           ALLOCATED; RETIREMENT BENEFITS AND
                                           OTHER PAYOUTS -- Choosing Your
                                           Annuity Option, -- Your Annuity
                                           Payments, -- Death Benefits;
                                           ADDITIONAL INFORMATION -- Voting
                                           Rights, -- Changes to Your Contract,
                                           -- Changes to ALL Contracts, --
                                           Inquiries and Submitting Forms
                                           and Requests, -- Timing of
                                           Payments and Transactions

8.  Annuity Period                         RETIREMENT BENEFITS AND OTHER PAYOUTS

9.  Death Benefit                          RETIREMENT BENEFITS AND OTHER PAYOUTS
                                           -- Death Benefits -- Death of Owner
                                           Distribution Rules

10. Purchases and Contract Value           SUMMARY - How Do I Purchase a
                                           Contract; PURCHASING YOUR CONTRACT;
                                           HOW YOUR PAYMENTS ARE ALLOCATED;
                                           PACIFIC LIFE AND THE SEPARATE
                                           ACCOUNT -- Pacific Life; THE
                                           GENERAL ACCOUNT -- Withdrawals and
                                           Transfers

11. Redemptions                            SUMMARY -- Can I Withdraw My
                                           Contract Value?, -- Can I Return My
                                           Contract?; CHARGES, FEES AND
                                           DEDUCTIONS; WITHDRAWALS; ADDITIONAL
                                           INFORMATION -- Timing of Payments and
                                           Transactions; THE GENERAL ACCOUNT --
                                           Withdrawals and Transfers

12. Taxes                                  SUMMARY; CHARGES, FEES AND DEDUCTIONS
                                           -- Premium Taxes; WITHDRAWALS --
                                           Optional Withdrawals, -- Tax
                                           Consequences of Withdrawals; FEDERAL
                                           TAX STATUS

13. Legal Proceedings                      Not Applicable

14. Table of Contents of the Statement
     of Additional Information             CONTENTS OF THE STATEMENT
                                           OF ADDITIONAL INFORMATION


PART B

Item No.                                   Statement of Additional Information
                                           Heading

15. Cover Page                             Cover Page

16. Table of Contents                      TABLE OF CONTENTS

17. General Information and History        Not Applicable

18. Services                               Not Applicable

19. Purchase of Securities Being Offered   THE CONTRACTS AND THE SEPARATE
                                           ACCOUNT -- Calculating Subaccount
                                           Unit Values, -- Systematic Transfer
                                           Programs

20. Underwriters                           DISTRIBUTION OF THE CONTRACTS --
                                           Pacific Mutual Distributors, Inc.

21. Calculation of Performance Data        PERFORMANCE

22. Annuity Payments                       THE CONTRACTS AND THE SEPARATE
                                           ACCOUNT --Variable Annuity Payment
                                           Amounts

23. Financial Statements                   FINANCIAL STATEMENTS


PART C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

Pacific VALUE








Prospectus for:

Pacific Value
Variable Annuity
Dated          , 1998


Pacific Select Fund
Dated May 1, 1998



                                                                 Issued by:

                                                          [LOGO OF PACIFIC LIFE]

                                                 PACIFIC VALUE

                                    AN INDIVIDUAL FLEXIBLE PREMIUM DEFERRED
                                           VARIABLE ANNUITY CONTRACT

                                   ISSUED BY PACIFIC LIFE INSURANCE COMPANY
                                        MAILING ADDRESS: P.O. BOX 7187
                                        PASADENA, CALIFORNIA 91109-7187
                                                1-800-722-2333

                           [LOGO OF PACIFIC VALUE]

  This Prospectus describes Pacific Value (the "Contract") offered by Pacific Life Insurance Company ("Pacific Life," "we," "us," or "our", formerly known as Pacific Mutual Life Insurance Company). The Contracts provide Policyholders ("Contract Owners," "Owners," "you" or "your") with flexibility in long-term financial planning, including planning for retirement, and are designed to meet the insurance needs and financial objectives of policyholders. Contracts are available both to individuals and under certain tax-qualified retirement plans. Payout options under the Contracts include variable annuities funded through our Separate Account A (the "Separate Account") and fixed annuities funded through our General Account.

  Thirteen Variable Investment Options are currently available; each is a subaccount of the Separate Account, and provides variable returns by investing in shares of a corresponding Portfolio of Pacific Select Fund:

            Money Market Portfolio           Multi-Strategy Portfolio
            High Yield Bond Portfolio        Equity Portfolio
            Managed Bond Portfolio           Bond and Income Portfolio
            Government Securities Portfolio  Equity Index Portfolio
            Aggressive Equity Portfolio      International Portfolio
            Growth LT Portfolio              Emerging Markets Portfolio
            Equity Income Portfolio

  In addition, the Fixed Option is available to you, which provides a fixed rate of return and is funded through our General Account.

  THIS PROSPECTUS PROVIDES INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING A CONTRACT. IN ADDITION, THIS PROSPECTUS IS ACCOMPANIED BY A CURRENT PROSPECTUS FOR THE PACIFIC SELECT FUND. YOU SHOULD READ BOTH OF THESE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR YOUR FUTURE REFERENCE.

  Additional information about the Contract and the Separate Account has been filed with the Securities and Exchange Commission in a Statement of Additional
Information ("SAI"), dated        1, 1998. You may obtain a free copy of the
SAI by writing or calling Pacific Life. The information contained in the SAI is incorporated by reference into this Prospectus. The table of contents for the SAI appears on page 45 of this Prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI material incorporated by reference and other information regarding registrants that file electronically with the SEC.

                                ---------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE
         ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

 THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY,
    ANY BANK. IT IS NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE
        CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT
                AGENCY. INVESTMENT IN A CONTRACT INVOLVES RISK,
                      INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                                ---------------

    THE CONTRACT IS NOT AVAILABLE IN ALL STATES AND THIS PROSPECTUS DOES NOT
     CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH SUCH AN OFFER MAY NOT
      BE MADE LAWFULLY. NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR
       MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS
        PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE
         RELATED SAI (OR ANY SALES LITERATURE APPROVED BY PACIFIC LIFE),
             AND ANY SUCH UNAUTHORIZED INFORMATION OR REPRESENTATION
                  IS, IF GIVEN OR MADE, NOT TO BE RELIED UPON.

                             DATED:        1, 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
SPECIAL DEFINITIONS........................................................   4
SUMMARY....................................................................   7
FEE TABLE..................................................................   8
FINANCIAL HIGHLIGHTS.......................................................  11
SELECTED ACCUMULATION UNIT INFORMATION.....................................  11
WHY BUY A CONTRACT.........................................................  12
YOUR INVESTMENT OPTIONS....................................................  12
  Your Variable Investment Options.........................................  12
  Variable Investment Option Performance...................................  14
  Your Fixed Option........................................................  14
PURCHASING YOUR CONTRACT...................................................  14
  How to Apply for Your Contract...........................................  14
  Purchasing an Optional Death Benefit Rider...............................  15
  Making Your Purchase Payments............................................  15
  Credit Enhancements......................................................  15
HOW YOUR PAYMENTS ARE ALLOCATED............................................  16
  Choosing Your Investment Options.........................................  16
  Investing in Variable Investment Options.................................  16
  When Your Investment is Effective........................................  17
  Transfers................................................................  17
CHARGES, FEES AND DEDUCTIONS...............................................  18
  Withdrawal Charge........................................................  18
  Premium Taxes............................................................  20
  Waivers and Reduced Charges..............................................  20
  Mortality and Expense Risk Charge........................................  20
  Administrative Fee.......................................................  21
  Expenses of the Fund.....................................................  21
RETIREMENT BENEFITS AND OTHER PAYOUTS......................................  21
  Selecting Your Annuitant.................................................  21
  Annuitization............................................................  21
  Choosing Your Annuity Date ("Annuity Start Date")........................  22
  Default Annuity Date and Options.........................................  22
  Choosing Your Annuity Option.............................................  23
  Your Annuity Payments....................................................  24
  Death Benefits...........................................................  24
WITHDRAWALS................................................................  28
  Optional Withdrawals.....................................................  28
  Tax Consequences of Withdrawals..........................................  30
  Right to Cancel ("Free Look")............................................  30
PACIFIC LIFE AND THE SEPARATE ACCOUNT......................................  30
  Pacific Life.............................................................  30
  Separate Account A.......................................................  31

                                                                            PAGE
                                                                            ----
FEDERAL TAX STATUS.........................................................  32
  Taxes Payable by Contract Owners: General Rules..........................  32
  Qualified Contracts......................................................  34
  Loans....................................................................  36
  Withholding..............................................................  38
  Impact of Federal Income Taxes...........................................  38
  Taxes on Pacific Life....................................................  38
ADDITIONAL INFORMATION.....................................................  39
  Voting Rights............................................................  39
  Changes to Your Contract.................................................  39
  Changes to ALL Contracts.................................................  40
  Inquiries and Submitting Forms and Requests..............................  41
  Telephone Transactions...................................................  42
  Timing of Payments and Transactions......................................  42
  Confirmations, Statements and Other Reports to Contract Owners...........  42
  Replacement of Life Insurance or Annuities...............................  43
  Financial Statements.....................................................  43
  Preparation for the Year 2000............................................  43
THE GENERAL ACCOUNT........................................................  44
  General Information......................................................  44
  Guarantee Terms..........................................................  44
  Withdrawals and Transfers................................................  44
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION........................  46
APPENDIX A: STATE LAW VARIATIONS...........................................  47

                              SPECIAL DEFINITIONS

In this Prospectus, "we," "our" and "us" refer to Pacific Life Insurance Company ("Pacific Life"); "you" and "your" and "Owner" refer to the Contract Owner.

Account Value--The amount of your Contract Value allocated to any one of the Investment Options.

Annuitant--A person on whose life annuity payments may be determined. An Annuitant's life may also be used to determine certain increases in death benefits, and to determine the Annuity Date. A Contract may name a single ("sole") Annuitant or two ("Joint") Annuitants, and may also name a "Contingent" Annuitant. If you name Joint Annuitants or a Contingent Annuitant, "the Annuitant" means the sole surviving Annuitant, unless otherwise stated.

Annuity Date ("Annuity Start Date")--The date specified in your Contract, or the date you later elect, if any, for the start of annuity payments if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force; or if earlier, the date that annuity payments actually begin.

Annuity Option--Any one of the income options available for a series of payments after your Annuity Date.

Beneficiary--A person who has a right to receive the death benefit proceeds payable as a result of the death of the Annuitant or a Contract Owner prior to the Annuity Date, or who has a right to receive remaining guaranteed annuity payments, if any, if the Annuitant dies after the Annuity Date.

Business Day--Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading and on which our Annuities administrative offices are open. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day. We may choose to close our Annuities administrative offices on other holidays, a day immediately preceding or following a national holiday, or in emergency situations. In this Prospectus, "day" or "date" means Business Day, unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day, unless otherwise specified. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI.

Code--The Internal Revenue Code of 1986, as amended.

Contingent Annuitant--A person, named in your Contract, who will become your sole surviving Annuitant if your existing sole Annuitant (or both Joint Annuitants) should die.

Contingent Owner--A person, if any, you select to succeed to the rights as a Contract Owner of your Contract if all named Contract Owners die before your Annuity Date.

Contract Anniversary--The same date, in each subsequent year, as your Contract Date.

Contract Date--The date we issue your Contract. Contract Years, Contract Semiannual Periods, Contract Quarters and Contract Months are measured from this date.

Contract Debt--As of the end of any given Business Day, the principal amount you have outstanding on any loan under your Contract, plus any accrued and unpaid interest. Loans are available only on certain Qualified Contracts.

Contract Owner, Owner, Policyholder, you, or your--Generally, a person who purchases a Contract and makes the Purchase Payments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Investment Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights.

Contract Value--As of the end of any Business Day, the sum of your Variable Account Value, Fixed Option Value, and any Loan Account Value. The Contract Value includes any Credit Enhancements applied to your Contract.

Contract Year--A year that starts on the Contract Date or on a Contract Anniversary.

Credit Enhancement--An amount we add to your Contract Value at the time a Purchase Payment is applied and on the first Contract Anniversary, if applicable. Each Credit Enhancement will be counted as Earnings under your Contract.

Earnings--As of the end of any Business Day, your Earnings equal your Contract Value less your aggregate Purchase Payments which are reduced by withdrawals of prior Purchase Payments.

Fixed Option--If you allocate all or a part of your Purchase Payments or Contract Value to the Fixed Option, such amounts are held in our General Account and receive interest at rates declared periodically, but not less than an annual rate of 3%.

Fixed Option Value--The aggregate amount of your Contract Value allocated to the Fixed Option.

Fund--Pacific Select Fund.

General Account--Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

Guaranteed Interest Rate--The interest rate guaranteed at the time of allocation (or rollover) for the Guarantee Term on amounts allocated to the Fixed Option. Each Guaranteed Interest Rate is expressed as an annual rate and interest is accrued daily. Each rate will not be less than an annual rate of 3%.

Guarantee Term--The period during which an amount you allocate to the Fixed Option earns a Guaranteed Interest Rate. These terms are up to one year.

Investment Option--A Variable Account or the Fixed Option offered under the Contract.

Joint Annuitant--If your Contract is a Non-Qualified Contract, you may name two Annuitants, called "Joint Annuitants," in your application for your Contract. Special restrictions apply for Qualified Contracts.

Loan Account--The Account in which the amount equal to the principal amount of a loan and any interest accrued is held to secure any Contract Debt.

Loan Account Value--The amount, including any interest accrued, held in the Loan Account to secure any Contract Debt.

Net Contract Value--Your Contract Value less Contract Debt.

Non-Qualified Contract--A Contract other than a Qualified Contract.

Portfolio--A separate portfolio of the Fund.

Primary Annuitant--The individual that is named in your Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

Purchase Payment ("Premium Payment")--An amount paid to us by or on behalf of a Contract Owner, as consideration for the benefits provided under the Contract.

Qualified Contract--A Contract that qualifies under the Code as an individual retirement annuity ("IRA"), or a Contract purchased under a Qualified Plan that qualifies for special tax treatment under the Code.

Qualified Plan--A retirement plan that receives favorable tax treatment under
Section 401, 403, 408, 408A or 457 of the Code.

Policyholder--The Contract Owner.

Portfolio--A series of the Fund in which a Subaccount invests its assets.

SEC--Securities and Exchange Commission.

Separate Account A (the "Separate Account")--A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

Subaccount--An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Portfolio or a class of shares of a Portfolio.

Subaccount Annuity Unit--Subaccount Annuity Units (or "Annuity Units") are used to measure variation in variable annuity payments. To the extent you elect to convert all or some of your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Subaccount attributed to any variable annuity payments. At annuitization (after any applicable premium taxes and/or other taxes are paid), the amount annuitized to a variable annuity determines the amount of your first variable annuity payment and the number of Annuity Units credited to your annuity in each Subaccount. The value of Subaccount Annuity Units, like the value of Subaccount Units, is expected to fluctuate daily, as described in the definition of "Unit Value."

Subaccount Unit--Before your Annuity Date, each time you allocate an amount to a Subaccount, your Contract is credited with a number of Subaccount Units (or "Accumulation Units") in that Subaccount; these Units are used for accounting purposes to measure your Account Value in that Subaccount. The value of Subaccount Units is expected to fluctuate daily, as described in the definition of Unit Value.

Unit Value--The value of a Subaccount Unit ("Subaccount Unit Value" or "Accumulation Unit Value") or Subaccount Annuity Unit ("Subaccount Annuity Unit Value"). Unit Value of any Subaccount is subject to change on any Business Day in much the same way that the value of shares of a Portfolio changes each day; the fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Subaccount invests its assets, and also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional factor that adjusts Subaccount Annuity Unit Values to offset the assumed annual investment return used to determine the amount of your first variable annuity payment. The effect of this assumed investment return is explained in detail in the SAI. Unit Value of a Subaccount Unit and Subaccount Annuity Unit is determined on each Business Day.

Variable Account ("Variable Investment Option")--A Subaccount of the Separate Account or any separate account of ours which is available under your Contract in which assets of ours are segregated from assets in our General Account and from assets in our other separate accounts.

Variable Account Value--The aggregate amount of your Contract Value allocated to all Subaccounts.

                                    SUMMARY

This brief description is only an overview of the more significant features of your Contract. More detailed information may be found in subsequent sections of this Prospectus, in the SAI, and in the Contract itself. Endorsements to your Contract may contain variations from the standardized information in this Prospectus. In addition, certain variations due to requirements particular to the delivery state or jurisdiction are set forth in supplements attached to or accompanying this Prospectus. IF ANY CONTRACT ENDORSEMENTS OR SUPPLEMENTAL VARIATIONS TO THIS PROSPECTUS CONFLICT WITH OTHER INFORMATION IN THE CONTRACT FORM OR IN THIS PROSPECTUS, THE ENDORSEMENTS AND SUPPLEMENTS CONTROL YOUR CONTRACT.

WHAT IS THE CONTRACT? Pacific Value (the "Contract") is an annuity contract designed to be a long-term financial planning device, permitting you to invest on a tax-deferred basis for retirement or other long-range goals, and to receive a series of regular payments for life or a period of years. See FEDERAL TAX STATUS.

HOW DO I PURCHASE A CONTRACT? Your initial purchase payment must be at least $10,000 to buy a Non-Qualified Contract ($2,000 for a Qualified Contract). After this initial payment you may make additional payments but you are not required to do so. Your initial payment may be payable in automatic installments over your first Contract Year. See PURCHASING YOUR CONTRACT.

WHAT ARE MY INVESTMENT OPTIONS? You select your Investment Options. Thirteen of the Investment Options are Variable Investment Options available through Separate Account A. Each Variable Investment Option invests in a corresponding Portfolio of the Fund. We are the investment adviser to the Fund, and we and the Fund have retained other portfolio managers for eleven of the Portfolios. You bear the investment risk associated with the Variable Investment Options, and you should expect your Contract Value allocated to these Variable Investment Options and the value of any Subaccount Annuity Units attributed to any variable annuity payments to fluctuate. See HOW YOUR PAYMENTS ARE ALLOCATED.

A Fixed Option is also available. This option provides a fixed annual interest rate of at least 3%. The portion of your Purchase Payments or Contract Value allocated to the Fixed Option is held in our General Account. You may select as many Investment Options as you wish up to the Annuity Date. After the Annuity Date, the Variable Investment Options may be selected only if you choose variable annuity payments.

CAN I CHANGE MY INVESTMENT OPTIONS? You may transfer amounts from any Investment Option to another on or prior to your Annuity Date; after your Annuity Date, up to four exchanges of Subaccount Annuity Units may be made in any twelve-month period. Certain restrictions apply to the Fixed Option. You may transfer amounts automatically using dollar cost averaging, automatic portfolio rebalancing, or an earnings sweep before your Annuity Date. Transaction fees may be imposed in the future for excessive transfers. See HOW YOUR PAYMENTS ARE ALLOCATED--TRANSFERS and THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS in this Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT-- SYSTEMATIC TRANSFER PROGRAMS in the SAI.

WHAT CHARGES WILL I PAY? An Administrative Fee equal to an annual rate of 0.15%, and a mortality and expense risk charge ("Risk Charge") equal to an annual rate of 1.25%, are charged daily against assets held in the Variable Investment Options. Amounts invested in the Variable Investment Options are also subject to the fees and expenses imposed on the corresponding Portfolio of the Fund. When you withdraw amounts attributed to Purchase Payments from your Contract Value, you may be subject to a contingent deferred sales charge (or "withdrawal charge") of up to 7%, which is determined by the amount of your withdrawal and the length of time you held the Purchase Payment considered withdrawn under your Contract. If you purchase the optional Stepped-Up Death Benefit Rider (the "SDBR") or the Premier Death Benefit Rider (the "PDBR") (subject to state availability) at the time your application is completed, your Risk Charge, which is assessed daily against assets held in your Variable Investment Options, is increased until the Annuity Date. The increase in your Risk Charge is equal to an annual rate of .20% if you select the SDBR or .35% if you select the PDBR.

You may also be subject to other fees. See PURCHASING YOUR CONTRACT--PURCHASING AN OPTIONAL DEATH BENEFIT RIDER AND CHARGES, FEES AND DEDUCTIONS.

CAN I WITHDRAW MY CONTRACT VALUE? Generally, you may withdraw all or part of your Contract Value at any time on or prior to your Annuity Date. Certain restrictions are imposed on withdrawals from the Fixed Option and certain Qualified Contracts. Withdrawals may be subject to fees and charges, taxation and, in certain circumstances, a tax penalty. See WITHDRAWALS, FEDERAL TAX STATUS and THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS.

CAN I RETURN MY CONTRACT? For a limited time, usually 10 days after you receive it, you may return your Contract for a refund in accordance with the terms of its "free look" provision. See WITHDRAWALS--RIGHT TO CANCEL ("FREE LOOK").

HOW DO I REACH PACIFIC LIFE? You can reach our service representatives between 6:00 a.m. and 5:00 p.m., Pacific time, at 1-800-722-2333. To send payments, forms, or requests, see ADDITIONAL INFORMATION--INQUIRIES AND SUBMITTING FORMS AND REQUESTS.

                                   FEE TABLE

The purpose of this fee table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under your Contract. The table reflects expenses of the Separate Account as well as expenses of each Portfolio of the Fund. Expenses shown under "Contract Expenses" and "Separate Account Annual Expenses" are specified under the terms of the Contract and are fixed. Expenses shown under "Fund Annual Expenses After Expense Limitation" are estimated expenses of the Fund; Fund expenses are not specified under the terms of the Contract and may vary from year to year. In addition to the charges and expenses described below, a charge for premium taxes and/or other taxes may apply. See CHARGES, FEES AND DEDUCTIONS--PREMIUM TAXES in this Prospectus, the discussion under ORGANIZATION AND MANAGEMENT OF THE FUND in the Fund's Prospectus, and INVESTMENT ADVISER and PORTFOLIO MANAGEMENT AGREEMENTS in the Fund's SAI.

   CONTRACT EXPENSES
    Sales Charge Imposed on Purchase Payments............................. None
    Maximum Withdrawal Charge/1/ .........................................  7.0%
     (computed as a percentage of Purchase Payments)
    Withdrawal Transaction Fee/2/......................................... None
    Transfer Fee/3/....................................................... None
    Annual Fee............................................................ None

                                                   ENHANCED DEATH BENEFIT
                                             -----------------------------------
                                    STANDARD    STEPPED-UP          PREMIER
                                     DEATH     DEATH BENEFIT     DEATH BENEFIT
                                    BENEFIT  RIDER-OPTIONAL/4/ RIDER-OPTIONAL/4/
                                    -------- ----------------- -----------------
   SEPARATE ACCOUNT A ANNUAL
   EXPENSES
   (as a percentage of average
   daily Variable Account Value)
    Mortality and Expense Risk
    Charge ("Risk Charge").........   1.25%        1.25%             1.25%
    Administrative Fee.............    .15%         .15%              .15%
    Death Benefit Rider Risk
    Charge--Optional/4/............                 .20%              .35%
                                      ----         ----              ----
    Total Separate Account Annual
    Expenses.......................   1.40%        1.60%             1.75%

----
/1/ The withdrawal charge, also called a "contingent deferred sales charge," may not apply or may be reduced under certain circumstances. See CHARGES, FEES AND DEDUCTIONS.
/2/ We reserve the right to impose a transaction fee in the future of up to $15 per withdrawal on partial withdrawals in excess of 15 in any Contract Year. See WITHDRAWALS--OPTIONAL WITHDRAWALS.
/3/ We reserve the right to impose a transaction fee in the future of up to $15 per transfer on transfers in excess of 15 in any Contract Year. See HOW YOUR PAYMENTS ARE ALLOCATED--TRANSFERS.
/4/ If the Stepped-Up Death Benefit Rider or Premier Death Benefit Rider
    (subject to state availability) is purchased, the applicable Risk Charge will be added to the Risk Charge for your base Contract until the Annuity Date. See CHARGES, FEES, AND DEDUCTIONS.

                FUND ANNUAL EXPENSES AFTER EXPENSE LIMITATION*
            (AS A PERCENTAGE OF PORTFOLIO AVERAGE DAILY NET ASSETS)

                                                      ADVISORY  OTHER    TOTAL
                                                        FEE    EXPENSES EXPENSES
                                                      -------- -------- --------
Money Market.........................................    .38%    .06%      .44%
High Yield Bond......................................    .60%    .05%      .65%
Managed Bond.........................................    .60%    .06%      .66%
Government Securities................................    .60%    .06%      .66%
Aggressive Equity....................................    .80%    .06%      .86%
Growth LT............................................    .75%    .07%      .82%
Equity Income........................................    .65%    .05%      .70%
Multi-Strategy.......................................    .65%    .06%      .71%
Equity...............................................    .65%    .05%      .70%
Bond and Income......................................    .60%    .06%      .66%
Equity Index.........................................    .17%    .06%      .23%
International........................................    .85%*   .19%     1.04%
Emerging Markets.....................................   1.10%    .36%     1.46%

*The expenses listed for the Fund Portfolios reflect current expenses for the year ended December 31, 1997, except that the Advisory Fee for the International Portfolio has been adjusted to reflect the Advisory Fee without any waiver. The Actual Advisory Fee paid by the International Portfolio in 1997 was 0.83% of the Portfolio's average daily net assets. This reflects the portion of the Advisory Fee waived by Pacific Life until such time as shareholders approved a change in the Portfolio Manager to Morgan Stanley, which occurred on June 1, 1997, and a change in the fee paid to the portfolio manager. In addition Pacific Life, as Investment Adviser to the Fund, adopted the policy to waive our fees or otherwise reimburse expenses so that ordinary operating expenses (exclusive of advisory fees, additional custodial fees associated with holding foreign securities, foreign taxes on dividends, interest or capital gains, and extraordinary expenses) for each Portfolio are not greater than 0.25% of the average daily net assets per year. We began the policy in 1989 and intend to continue this policy until at least December 31, 1999. No reimbursement to the Portfolios was necessary for fiscal year 1997. There can be no assurance that the expense reimbursement arrangement will continue after December 31, 1999, and any unreimbursed expenses would be reflected in the Policy Owner's Accumulated Value and in some instances, the death benefit.

  Example: If, at the end of the indicated time period, you annuitize your Contract Value, you surrender your Contract and withdraw your Contract Value, or you neither annuitize nor surrender your Contract, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets:

                                                                                        NEITHER ANNUITIZED
                                  ANNUITIZED                  SURRENDERED                NOR SURRENDERED
                         ---------------------------- ---------------------------- ----------------------------
                         W/O SDBR                     W/O SDBR                     W/O SDBR
                            OR                           OR                           OR
VARIABLE ACCOUNT          PDBR *  W/ SDBR * W/ PDBR *  PDBR *  W/ SDBR * W/ PDBR *  PDBR *  W/ SDBR * W/ PDBR *
----------------         -------- --------- --------- -------- --------- --------- -------- --------- ---------
Money Market
1 Year..................   $ 82     $ 84      $ 85      $ 82     $ 84      $ 85      $ 19     $ 21      $ 22
3 Year..................     58       64        68       121      127       131        58       64        68
5 Year..................     99      110       117       144      155       162        99      110       117
10 Year.................    215      236       252       215      236       252       215      236       252
High Yield Bond
1 Year..................     84       86        87        84       86        87        21       23        24
3 Year..................     64       70        75       127      133       138        64       70        75
5 Year..................    110      120       128       155      165       173       110      120       128
10 Year.................    237      258       273       237      258       273       237      258       273
Managed Bond
1 Year..................     84       86        87        84       86        87        21       23        24
3 Year..................     65       71        75       128      134       138        65       71        75
5 Year..................    111      121       128       156      166       173       111      121       128
10 Year.................    239      289       274       239      259       274       239      259       274

                                                                                        NEITHER ANNUITIZED
                                  ANNUITIZED                  SURRENDERED                NOR SURRENDERED
                         ---------------------------- ---------------------------- ----------------------------
                         W/O SDBR                     W/O SDBR                     W/O SDBR
                            OR                           OR                           OR
VARIABLE ACCOUNT          PDBR *  W/ SDBR * W/ PDBR *  PDBR *  W/ SDBR * W/ PDBR *  PDBR *  W/ SDBR * W/ PDBR *
----------------         -------- --------- --------- -------- --------- --------- -------- --------- ---------
Government Securities
1 Year..................   $ 84     $ 86      $ 87      $ 84     $ 86      $ 87      $ 21     $ 23      $ 24
3 Year..................     65       71        75       128      134       138        65       71        75
5 Year..................    111      121       128       156      166       173       111      121       128
10 Year.................    239      259       274       239      259       274       239      259       274
Aggressive Equity
1 Year..................     86       88        89        86       88        89        23       25        26
3 Year..................     71       77        81       134      140       144        71       77        81
5 Year..................    121      131       138       166      176       183       121      131       138
10 Year.................    259      279       294       259      279       294       259      279       294
Growth LT
1 Year..................     85       87        89        85       87        89        22       24        26
3 Year..................     69       75        80       132      138       143        69       75        80
5 Year..................    119      129       136       164      174       181       119      129       136
10 Year.................    255      275       290       255      275       290       255      275       290
Equity Income
1 Year..................     84       86        88        84       86        88        21       23        25
3 Year..................     66       72        76       129      135       139        66       72        76
5 Year..................    113      123       130       158      168       175       113      123       130
10 Year.................    243      263       278       243      263       278       243      263       278
Multi-Strategy
1 Year..................     84       86        88        84       86        88        21       23        25
3 Year..................     66       72        77       129      135       140        66       72        77
5 Year..................    113      123       131       158      168       176       113      123       131
10 Year.................    244      264       279       244      264       279       244      264       279
Equity
1 Year..................     84       86        88        84       86        88        21       23        25
3 Year..................     66       72        76       129      135       139        66       72        76
5 Year..................    113      123       130       158      168       175       113      123       130
10 Year.................    243      263       278       243      263       278       243      263       278
Bond and Income
1 Year..................     84       86        87        84       86        87        21       23        24
3 Year..................     65       71        75       128      134       138        65       71        75
5 Year..................    111      121       128       156      166       173       111      121       128
10 Year.................    239      259       274       239      259       274       239      259       274
Equity Index
1 Year..................     80       82        83        80       82        83        17       19        20
3 Year..................     51       58        62       114      121       125        51       58        62
5 Year..................     89       99       107       134      144       152        89       99       107
10 Year.................    193      214       230       193      214       230       193      214       230
International
1 Year..................     88       90        91        88       90        91        25       27        28
3 Year..................     76       82        86       139      145       149        76       82        86
5 Year..................    130      140       147       175      185       192       130      140       147
10 Year.................    277      297       311       277      297       311       277      297       311
Emerging Markets
1 Year..................     92       94        95        92       94        95        29       31        32
3 Year..................     89       94        99       152      157       162        89       94        99
5 Year..................    151      160       168       196      205       213       151      160       168
10 Year.................    318      337       351       318      337       351       318      337       351

* "W/O SDBR or PDBR" means without the Stepped-Up Death Benefit Rider (the "SDBR") or Premier Death Benefit Rider (the "PDBR") and reflects expenses for an Owner who has not purchased the SDBR or PDBR. "W/SDBR means with the Stepped-Up Death Benefit Rider and reflects expenses for an Owner who has purchased the SDBR. "W/PDBR" means with the Premier Death Benefit Rider and reflects expenses for an Owner who has purchased the PDBR. Purchase of the SDBR or PDBR is totally optional.

THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES; ACTUAL EXPENSES INCURRED IN ANY GIVEN YEAR MAY BE MORE OR LESS THAN THOSE SHOWN IN THE EXAMPLES.

                             FINANCIAL HIGHLIGHTS

The following tables present financial highlights with respect to each Variable Account of the Separate Account. The information in the tables for the periods ended December 31, 1996 and 1997 is included in the Separate Account's financial statements for the respective years that have been audited by Deloitte & Touche LLP, independent auditors. The tables should be read in conjunction with the Separate Account's financial statements, which are in the Separate Account's Annual Report dated as of December 31, 1997. The information is for periods prior to the date of this Prospectus and the Units and Unit Values do not support the Contract, but relates to other variable annuity contracts funded by the Variable Accounts.

                    SELECTED ACCUMULATION UNIT* INFORMATION

Selected accumulation unit information as of the year ended December 31st for the period:

                                                             1997      1996
   ACCUMULATION UNIT VALUE AT BEGINNING OF PERIOD:
   Money Market Variable Account(a).......................    $10.36    $10.00
   High Yield Bond Variable Account(a)....................     10.96     10.00
   Managed Bond Variable Account(a).......................     10.27     10.00
   Government Securities Variable Account(a)..............     10.14     10.00
   Aggressive Equity Variable Account(b)..................     10.67     10.00
   Growth LT Variable Account(a)..........................     11.61     10.00
   Equity Income Variable Account(a)......................     11.66     10.00
   Multi-Strategy Variable Account(a).....................     11.03     10.00
   Equity Variable Account(a).............................     12.59     10.00
   Bond and Income Variable Account(a)....................      9.79     10.00
   Equity Index Variable Account(a).......................     11.97     10.00
   International Variable Account(a)......................     11.84     10.00
   Emerging Markets Variable Account(b)...................      9.57     10.00
------------------------------------------------------------------------------
   ACCUMULATION UNIT VALUE AT END OF PERIOD:
   Money Market Variable Account..........................    $10.75    $10.36
   High Yield Bond Variable Account.......................     11.83     10.96
   Managed Bond Variable Account..........................     11.14     10.27
   Government Securities Variable Account.................     10.95     10.14
   Aggressive Equity Variable Account.....................     10.92     10.67
   Growth LT Variable Account.............................     12.71     11.61
   Equity Income Variable Account.........................     14.78     11.66
   Multi-Strategy Variable Account........................     13.01     11.03
   Equity Variable Account................................     14.68     12.59
   Bond and Income Variable Account.......................     11.23      9.79
   Equity Index Variable Account..........................     15.69     11.97
   International Variable Account.........................     12.76     11.84
   Emerging Markets Variable Accounts.....................      9.28      9.57
------------------------------------------------------------------------------
   NUMBER OF ACCUMULATION UNITS OUTSTANDING AT END OF
    PERIOD:
   Money Market Variable Account.......................... 3,041,495 1,478,808
   High Yield Bond Variable Account....................... 2,702,260   630,637
   Managed Bond Variable Account.......................... 4,434,069   742,041
   Government Securities Variable Account................. 1,506,839   673,682
   Aggressive Equity Variable Account..................... 1,711,363   387,987
   Growth LT Variable Account............................. 3,826,332   950,317
   Equity Income Variable Account......................... 4,189,318   743,123
   Multi-Strategy Variable Account........................ 1,830,504   294,936
   Equity Variable Account................................ 1,983,738   453,223
   Bond and Income Variable Account.......................   975,740   154,590
   Equity Index Variable Account.......................... 4,460,482   757,175
   International Variable Account......................... 5,292,436 1,312,817
   Emerging Markets Variable Account...................... 1,342,086   240,607

* Accumulation Unit: unit of measure used to calculate the value of a Contract Owner's interest in a Variable Account during the Accumulation Period.
Date Variable Accounts began operations: (a) January 2, 1996 (b) April 17,
1996

                              WHY BUY A CONTRACT

Your Pacific Value Contract (your "Contract") is an annuity contract that provides you with flexibility in tax-deferred retirement planning or other long-term financial planning. You may select among thirteen Variable Investment Options and the Fixed Option. You may choose to add to your Contract Value at any time before the Annuity Date, and your additional Purchase Payments may be in any amount you choose (subject to certain limitations). When you annuitize, we will send the payee a series of variable and/or fixed payments for life or for a specified number of years.

Whether you purchase a Contract with after-tax dollars ("Non-Qualified Contract") or whether your Contract is purchased through a Qualified Plan or IRA ("Qualified Contract"), your earnings on the Contract are generally not subject to tax until amounts are withdrawn or distributed (including annuity payments). See FEDERAL TAX STATUS.

                            YOUR INVESTMENT OPTIONS

You may choose among thirteen different Variable Investment Options and the Fixed Option.

YOUR VARIABLE INVESTMENT OPTIONS

Separate Account A, a separate account of ours, currently offers you thirteen "Variable Investment Options" (also called "Subaccounts"). Each Variable Investment Option invests in a separate Portfolio of the Fund. Your Variable Investment Options are:

  .  Money Market Subaccount
  .  High Yield Bond Subaccount
  .  Managed Bond Subaccount
  .  Government Securities Subaccount
  .  Aggressive Equity Subaccount
  .  Growth LT Subaccount
  .  Equity Income Subaccount
  .  Multi-Strategy Subaccount
  .  Equity Subaccount
  .  Bond and Income Subaccount
  .  Equity Index Subaccount
  .  International Subaccount
  .  Emerging Markets Subaccount

What Are Each of These Options?

For your convenience, the following chart summarizes some basic data about each Portfolio. THIS CHART IS ONLY A SUMMARY. FOR MORE COMPLETE INFORMATION ON EACH PORTFOLIO, INCLUDING A DISCUSSION OF THE PORTFOLIO'S INVESTMENT TECHNIQUES AND THE RISKS ASSOCIATED WITH ITS INVESTMENTS, SEE THE ACCOMPANYING FUND PROSPECTUS. NO ASSURANCE CAN BE GIVEN THAT A PORTFOLIO WILL ACHIEVE ITS INVESTMENT OBJECTIVE. YOU SHOULD READ THE FUND PROSPECTUS CAREFULLY BEFORE INVESTING.

------------------------------------------------------------------------------------------
                                             PRIMARY INVESTMENTS
                                             (UNDER NORMAL
 PORTFOLIO            INVESTMENT OBJECTIVE   CONDITIONS)            PORTFOLIO MANAGER
==========================================================================================
 Money Market         Current income         Highest quality money  Pacific Life
                      consistent with        market securities.
                      preservation of
                      capital.
------------------------------------------------------------------------------------------
 High Yield Bond      High level of current  Intermediate- and      Pacific Life
                      income.                long-term high-
                                             yielding lower and
                                             medium quality ("high
                                             risk") fixed income
                                             securities.
------------------------------------------------------------------------------------------
 Managed Bond         Maximize total return  Investment grade       Pacific Investment
                      consistent with        marketable debt        Management Company
                      prudent investment     securities. Will
                      management.            normally maintain an
                                             average portfolio
                                             duration of 3-7 years.
-------------------------------------------------------------------------------------------
 Government Securi-   Maximize total return  Securities that are    Pacific Investment
  ties                consistent with        obligations of or      Management Company
                      prudent investment     guaranteed by the U.S.
                      management.            Government, its
                                             agencies or
                                             instrumentalities
                                             (including futures
                                             contracts and options
                                             thereon). Will
                                             normally maintain an
                                             average portfolio
                                             duration of 3-7 years.
------------------------------------------------------------------------------------------
 Aggressive Equity    Capital appreciation.  Common stocks of small Alliance Capital
                                             emerging growth and    Management L.P.
                                             medium capitalization
                                             companies.
------------------------------------------------------------------------------------------
 Growth LT            Long-term growth of    Equity securities.     Janus Capital
                      capital consistent                            Corporation
                      with preservation of
                      capital.
------------------------------------------------------------------------------------------
 Equity Income        Long-term growth of    Dividend-paying common J.P. Morgan Investment
                      capital and income.    stock.                 Management Inc.
------------------------------------------------------------------------------------------
 Multi-Strategy       High total return.     Equity and fixed       J.P. Morgan Investment
                                             income securities.     Management Inc.
------------------------------------------------------------------------------------------
 Equity               Capital appreciation.  Common stocks and      Goldman Sachs
                                             securities convertible Asset Management
                                             into or exchangeable
                                             for common stocks.
------------------------------------------------------------------------------------------
 Bond and Income      Provide total return   Investment grade debt  Goldman Sachs
                      and income consistent  securities. Will       Asset Management
                      with prudent           normally maintain an
                      investment management. average portfolio
                                             duration within one-
                                             half year of a long-
                                             term bond index.
------------------------------------------------------------------------------------------
 Equity Index         Investment results     Stocks included in the Bankers Trust Company
                      that correspond to the Standard & Poor's 500
                      total return           Composite Stock Price
                      performance of common  Index (the "S&P 500").
                      stocks publicly traded
                      in the U.S.
------------------------------------------------------------------------------------------
 International        Long-term capital      Equity securities of   Morgan Stanley Asset
                      appreciation.          corporations domiciled Management Inc.
                                             outside the U.S.
------------------------------------------------------------------------------------------
 Emerging Markets     Long-term growth of    Common stocks of       Blairlogie Capital
                      capital.               companies domiciled in Management
                                             emerging market
                                             countries.
------------------------------------------------------------------------------------------

The Investment Adviser

We are the investment adviser for the Fund. We and the Fund have retained other portfolio managers, supervised by us, for eleven of the Portfolios.

VARIABLE INVESTMENT OPTION PERFORMANCE

Historical performance information can help you understand how investment performance can affect your investment in the Variable Investment Options. Although the Separate Account was established January 2, 1996 and has no historical performance prior to that date, each Subaccount will be investing in shares of a Portfolio of the Fund, and the majority of these Portfolios do have historical performance data which covers a longer period. We may present hypothetical performance results that shows how the Separate Account would have performed if it had existed earlier and invested in the Portfolios.

Performance data include total returns for each Subaccount, current and effective yields for the Money Market Subaccount, and yields for the other fixed income Subaccounts. Calculations are in accordance with standard formulas prescribed by the SEC which are described in the SAI. Yields do not reflect any increase in the Risk Charge for an optional Death Benefit Rider, any charge for premium taxes and/or other taxes; this exclusion may cause yields to show more favorable performance. SEC standardized total returns will not reflect any increase in the Risk Charge for an optional Death Benefit Rider, any charge for premium and/or other taxes, any non-recurring fees or charges or any Credit Enhancement. Non-standardized total returns may or may not reflect withdrawal charges, any increase in Risk Charges for an optional Death Benefit Rider, charges for premium and/or other taxes, any non-recurring fees or charges, or any Credit Enhancement. Data that do not reflect these charges may show more favorable performance results. Standardized return figures will always accompany any non-standardized returns shown.

The SAI presents some hypothetical performance data. The SAI also presents some performance benchmarks, based on unmanaged market indices, such as the S&P 500, and on "peer groups," which use other managed funds with similar investment objectives. These benchmarks may give you a broader perspective when you examine hypothetical or actual Subaccount performance.

In addition, we may provide you with reports both as an insurance company and as to our claims paying ability that are produced by rating agencies and organizations.

YOUR FIXED OPTION

The Fixed Option offers you a guaranteed minimum interest rate on the amounts you allocate to this Option. Amounts you allocate to this Option and your earnings credited to this Option are held in our General Account. For more detailed information about this Option, see THE GENERAL ACCOUNT section in this Prospectus.

                           PURCHASING YOUR CONTRACT

HOW TO APPLY FOR YOUR CONTRACT

To purchase a Contract, fill out an application and submit it along with your initial Purchase Payment to Pacific Life Insurance Company at P.O. Box 100060, Pasadena, California 91189-0060. If your application and payment are complete when received, or once they have become complete, we will issue your Contract within two Business Days. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information; however, we will not hold your initial Purchase Payment for more than five Business Days without your permission.

You may also purchase a Contract by exchanging your existing contract. You must submit all contracts to be exchanged when you submit your application. Call your representative, or call us at 1-800-722-2333, if you are interested in this option.

We reserve the right to reject any application or Purchase Payment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. The maximum age of a Contract Owner, including Joint owners and Contingent Owners, for which a Contract will be issued is 80. The Contract Owner's age is calculated as of his or her age last birthday. If the sole Contract Owner or sole Annuitant named in the application for a Contract dies prior to our issuance of a Contract, then the application for the Contract and/or any Contract issued shall be deemed null and void; and any premiums we receive, including any proceeds received in connection with an exchange or transfer, will be returned to the applicant/Owner or the applicant/Owner's estate.

PURCHASING AN OPTIONAL DEATH BENEFIT RIDER

You may purchase either the Stepped-Up Death Benefit Rider (the "SDBR") or Premier Death Benefit Rider (the "PDBR") (subject to state availability) at the time your application is completed. You may not purchase both Riders nor may you purchase a SDBR or PDBR after the Contract Date.

If you select one of these Riders, the SDBR or PDBR, as applicable, will remain in effect until the earlier of: (a) the full withdrawal of the amount available for withdrawal under the Contract; (b) when death benefit proceeds become payable under the Contract; (c) any termination of the Contract in accordance with the provisions of the Contract; or (d) the Annuity Date. The SDBR or PDBR may not otherwise be cancelled. The SDBR or PDBR may only be purchased if the age of each Annuitant is 75 or younger on the Contract Date.

MAKING YOUR PURCHASE PAYMENTS

Making Your Initial Payment

Your initial Purchase Payment must be at least $10,000 if you are buying a Non-Qualified Contract, and at least $2,000 if you are buying a Qualified Contract. You may pay this entire amount when you submit your application, or you may choose our pre-authorized checking plan ("PAC"), which allows you to pay in equal monthly installments over one year (at least $800 per month for Non-Qualified Contracts, and at least $150 per month for Qualified Contracts). If you choose PAC, you must make your first installment payment when you submit your application. Further requirements for PAC are discussed in the PAC form.

You must obtain our consent before making an initial or additional Purchase Payment that will bring your aggregate Purchase Payments over $1,000,000.

Making Additional Payments

You may choose to invest additional amounts in your Contract at any time. Each additional Purchase Payment above the initial Purchase Payment requirements must be at least $250 for Non-Qualified Contracts and $50 for Qualified Contracts. In certain states additional payments are allowed only during the first Contract Year. See APPENDIX A.

Forms of Payment

Your initial and additional Purchase Payments may be sent by personal or bank check or by wire transfer. You may also make additional PAC Purchase Payments via electronic funds transfer. All checks must be drawn on U.S. funds. If you make Purchase Payments by check other than a cashier's check, your payment of any withdrawal proceeds and any refund during your "free look" period may be delayed until your check has cleared.

CREDIT ENHANCEMENTS

We will add a Credit Enhancement to your Contract Value at the time each Purchase Payment is applied to the Contract and on the first Contract Anniversary, if applicable. The amount of a Credit Enhancement is determined as a percentage of each Purchase Payment applied to the Contract. The Credit Enhancement will be allocated among Investment Options in the same proportion that the applicable Purchase Payment is allocated. The amount returned if the Contract Owner exercises his or her right to return the Contract during your Right to Cancel period will be reduced by any Credit Enhancements applied.

The Credit Enhancement with respect to each Purchase Payment will be based on total Purchase Payments made into this Contract less total withdrawals, including any withdrawal charges, from this Contract as of the date the Purchase Payment is applied. The Credit Enhancement as a percentage of the Purchase Payment is set forth below:

                                                                       CREDIT
      TOTAL PURCHASE PAYMENTS LESS TOTAL WITHDRAWALS                 ENHANCEMENT
      ----------------------------------------------                 -----------
      Less than $100,000............................................    3.0%
      At least $100,000 but less than $2,500,000....................    4.0%
      $2,500,000 or more............................................    5.0%

On the first Contract Anniversary we will calculate the total Purchase Payments applied to the Contract, less total withdrawals, including any withdrawal charges, from the Contract during the first Contract Year. If the result is at least $100,000, all prior Purchase Payments that received a 3.0% Credit Enhancement will receive an additional 1% Credit Enhancement on the first Contract Anniversary. This additional 1% Credit Enhancement will not apply to those first Year Purchase Payments that received a 4.0% or 5.0% Credit Enhancement. The additional 1% Credit Enhancement will be allocated among Investment Options according to your most recent allocation instructions in effect as of the first Contract Anniversary.

                        HOW YOUR PAYMENTS ARE ALLOCATED

CHOOSING YOUR INVESTMENT OPTIONS

You may allocate your Purchase Payments among the thirteen Subaccounts and the Fixed Option. Allocations of your initial Purchase Payment to the Investment Options you selected will be effective either on your Contract Date or on your Free Look Transfer Date. See WITHDRAWALS--RIGHT TO CANCEL ("FREE LOOK"). Each additional Purchase Payment will be allocated to the Investment Options according to your allocation instructions in your application, or most recent instructions, if any, subject to the terms described in the WITHDRAWALS--RIGHT TO CANCEL ("FREE LOOK") section. We reserve the right to require that your allocation to any particular Investment Option must be at least $500. We also reserve the right to transfer any remaining Account Value that is not at least $500 to your other Investment Options on a prorata basis relative to your most recent allocation instructions. If your Contract is issued in exchange for another annuity contract or a life insurance contract, our administrative procedures may vary depending on the state in which your Contract is delivered.

INVESTING IN VARIABLE INVESTMENT OPTIONS

Each time we allocate your investment, and any Credit Enhancement, to a Variable Investment Option, your Contract is credited with a number of "Subaccount Units" in that Subaccount. The number of Subaccount Units credited is equal to the amount you have allocated to that Subaccount, including any Credit Enhancement, divided by the "Unit Value" of one Unit of that Subaccount.

  Example: you allocate $600 to the Government Securities Subaccount. At the end of the Business Day on which your allocation is effective, the value of one Unit in the Government Securities Subaccount is $15. As a result, 40 Subaccount Units are credited to your Contract for your $600.

Your Variable Account Value Will Change

After we credit your Contract with Subaccount Units, the value of those Units will usually fluctuate. This means that, from time to time, your investment allocated to the Variable Investment Options may be worth more or less than the original allocations to which those amounts can be attributed. Fluctuations in Subaccount Unit Value will not change the number of Units credited to your Contract.

Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Portfolio. For example, the value of Units in the Managed Bond Subaccount will change to reflect the performance of the Managed Bond Portfolio (including that Portfolio's investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee and applicable Risk Charge imposed on the Separate Account.

We calculate the value of all Subaccount Units on each Business Day. The SAI contains a detailed discussion of these calculations.

WHEN YOUR INVESTMENT IS EFFECTIVE

Your initial Purchase Payment is usually effective on the day we issue your Contract. Any additional allocation is effective on the day we receive your Purchase Payment in proper form.

The day your allocation is effective determines the Unit Value at which Subaccount Units are attributed to your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which affected Subaccount Units are debited and/or credited under your Contract. The Unit Value at which purchase, transfer and withdrawal transactions are credited or debited is the value of the Subaccount Units next calculated after your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of your new allocations on the day after your transaction is effective.

TRANSFERS

Once your Payments are allocated to the Investment Options you selected, you may transfer your Account Value from any Investment Option to any other Investment Option. Certain restrictions apply to the Fixed Option. See THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS. Transfer requests are generally effective on the Business Day we receive them in proper form. If your Contract is delivered in a state that requires refund of Purchase Payments under your Right to Cancel, we generally may prohibit transfers until 15 days after your Contract Date. See WITHDRAWALS--RIGHT TO CANCEL ("FREE LOOK").

No transfer fee is currently imposed for transfers among the Investment Options, but we reserve the right to impose a transaction fee for transfers in the future; a fee of up to $15 per transfer may apply to transfers in excess of 15 in any Contract Year. Transfers under the dollar cost averaging and earnings sweep options (but not the portfolio rebalancing option) are counted toward your total transfers in a Contract Year. Any such fee would be charged against your Investment Options proportionately, based on your relative Account Value in each immediately after the transfer.

If your transfer request results in your having a remaining Account Value in an Investment Option that is less than $500 immediately after such transfer, we may transfer that Account Value to your other Investment Options on a pro-rata basis, relative to your most recent allocation instructions.

Exchanges of Annuity Units in any Subaccount(s) to any other Subaccount(s) after the Annuity Date are limited to four in any twelve-month period. See THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS in the Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT in the SAI.

Dollar Cost Averaging

Dollar cost averaging is a method in which you buy securities in a series of regular purchases instead of in a single purchase. This allows you to average the securities' prices over time, and may permit a "smoothing" of abrupt peaks and drops in price. Prior to your Annuity Date, you may use dollar cost averaging to transfer amounts, over time, from any Investment Option with an Account Value of at least $5,000 to one or more Variable Investment Options. Each transfer must be for at least $250. Detailed information appears in the SAI.

Portfolio Rebalancing

You may instruct us to maintain a specific balance of Variable Investment Options under your Contract (e.g., 30% in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount) prior to your Annuity Date. Periodically, we will "rebalance" your values in the elected Subaccounts to the percentages you have specified. Rebalancing may result in transferring amounts from a Subaccount earning a relatively higher return to one earning a relatively lower return. The Fixed Option is not available for rebalancing. Detailed information appears in the SAI.

Earnings Sweep

You may instruct us to make automatic periodic transfers of your earnings from the Money Market Subaccount or from the Fixed Option to one or more Variable Investment Options (other than the Money Market Subaccount). Detailed information appears in the SAI.

                         CHARGES, FEES AND DEDUCTIONS

WITHDRAWAL CHARGE

No sales charge is imposed on any Purchase Payment. Your Purchase Payments may, however, be subject to a withdrawal charge; this charge may apply to amounts you withdraw under your Contract prior to the Annuity Date, depending on the length of time each Purchase Payment has been invested and on the amount you withdraw. No withdrawal charge is imposed on: (i) death benefit proceeds, except as provided under the AMOUNT OF THE DEATH BENEFIT: DEATH OF A CONTRACT OWNER Section; (ii) amounts converted after the first Contract Anniversary to a life contingent Annuity Option or an Annuity Option with a period certain of at least seven years; (iii) withdrawals by Owners to meet the minimum distribution rules for Qualified Contracts as they apply to amounts held under the Contract; or, (iv) subject to medical evidence satisfactory to us, after the first Contract Anniversary, full or partial withdrawals if the Annuitant has been diagnosed with a medically determinable condition that results in a life expectancy of twelve (12) months or less.

Free Withdrawals

During a Contract Year, you may withdraw free of withdrawal charge amounts up to your "Eligible Purchase Payments". Qualified plans have special restrictions on withdrawals. See Special Restrictions Under Qualified Plans on page 29. Eligible Purchase Payments include 10% of all Purchase Payments that have an "age" of less than eight years, plus 100% of all Purchase Payments that have an "age" of eight years or more. Once all Purchase Payments have been deemed withdrawn, any withdrawal will be deemed a withdrawal of your Earnings and will be free of the withdrawal charge. For those Contracts issued to a Charitable Remainder Trust (CRT), the amount available for withdrawal free of withdrawal charges during a Contract Year includes all Eligible Purchase Payments plus all Earnings even if all Purchase Payments have not been deemed withdrawn.

   Example: You make an initial Purchase Payment of $10,000 in Contract Year 1, and make additional Purchase Payments of $1,000 and $6,000 in Contract Year 2. With Earnings (Credit Enhancements included), your Contract Value in Contract Year 3 is $19,000. In Contract Year 3, you may withdraw $1,700 free of the withdrawal charge (your total Purchase Payments were $17,000, so 10% of that equals $1,700). After this withdrawal, your Contract Value is $17,300. In Contract Year 4, you may withdraw another $1,700 (10% of the total Purchase Payments of $17,000) free of any withdrawal charge.

How the Charge is Determined

The amount of the charge depends on how long each Purchase Payment was held under your Contract. Each Purchase Payment you make is considered to have a certain "age," depending on the length of time since that Purchase Payment was effective. A Purchase Payment is "age one" from the day it is effective until your next

Contract Anniversary; beginning on that Contract Anniversary, your Payment will have an "age of two" for a full Contract Year and increases in age on each Contract Anniversary. When you withdraw an amount subject to the withdrawal charge, the "age" of the Purchase Payments you withdraw determines the level of withdrawal charge as follows:

                                                        WITHDRAWAL
                                                        CHARGE AS A
                                                        PERCENTAGE
                       "AGE" OF PAYMENT                OF THE AMOUNT
                           IN YEARS                      WITHDRAWN
                       ----------------                -------------
           1.........................................         7%
           2.........................................         7%
           3.........................................         7%
           4.........................................         7%
           5.........................................         5%
           6.........................................         5%
           7.........................................         4%
           8 or more.................................         0%

We calculate your withdrawal charge by assuming your withdrawal is applied to Purchase Payments first and in the order your Purchase Payments were received. The withdrawal charge will be deducted proportionally among all Investment Options from which your withdrawal occurs. See THE GENERAL ACCOUNT-- WITHDRAWALS AND TRANSFERS.

We pay sales commissions and other expenses associated with the promotion and sales of the Contracts to broker-dealers. The withdrawal charge is designed to reimburse us for these costs, although we expect that our actual expenses will be greater than the amount of the withdrawal charge. Broker-dealers may receive aggregate commissions of up to 6.25% of your aggregate Purchase Payments.

Under certain circumstances and in exchange for lower initial commissions, certain sellers of Contracts may be paid a persistency trail commission which will take into account, among other things, the length of time Purchase Payments have been held under a Contract, and Account Values. A trail commission is not anticipated to exceed 1.00%, on an annual basis, of the Account Values considered in connection with the trail commission. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary. In addition, registered representatives who meet specified production levels may qualify, under sales incentive programs adopted by us, to receive non-cash compensation such as expense-paid trips, expense-paid educational seminars, and merchandise.

Withdrawal Enhancements

We reserve the right, in our sole discretion, to calculate your withdrawal charge on more favorable terms to you than as otherwise described in the preceding paragraph. These Withdrawal Enhancements may include an acceleration of the day on which the "age" of any Purchase Payment(s) is considered to occur or a waiver of some or all of the withdrawal charge in the event the Guaranteed Interest Rate is less than a specified rate. Although we retain the discretion to add a Withdrawal Enhancement, once it is added, it is binding on us and effective for any specified period we have designated. In the event of any Withdrawal Enhancement, we will notify the Owner within thirty (30) days of the effective date of the Withdrawal Enhancement.

Transfers

Transfers of all or part of your Account Value from one Investment Option to another is not considered a withdrawal of an amount from your Contract, so no withdrawal charge is imposed at the time of transfer. See HOW YOUR PAYMENTS ARE ALLOCATED--TRANSFERS. See THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS.

PREMIUM TAXES

Depending on (among other factors) your state of residence, a tax may be imposed on your Purchase Payments at the time your payment is made, at the time of a partial or full withdrawal, at the time any death benefit proceeds are paid, at the Annuity Date or at such other time as taxes may be imposed. Tax rates ranging from 0% to 3.5% are currently in effect, but may change in the future. Some local jurisdictions also impose a tax.

If we pay any taxes attributable to Purchase Payments ("premium taxes") on your behalf, we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes when you make a full or partial withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred by us. For these purposes, "premium taxes" include any state or local premium or retaliatory taxes and, where approval has been obtained, federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of Purchase Payments we have received. We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Purchase Payments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriate.

We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments. Currently, we do not impose any such charges.

WAIVERS AND REDUCED CHARGES

We may agree to reduce or waive the withdrawal charge, or credit additional amounts under our Contracts, in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Owner(s), sales of large Contracts, sales of Contracts in connection with a group or sponsored arrangement or mass transactions over multiple Contracts.

We will only reduce or waive such charges or credit additional amounts on any Contract where expenses associated with the sale of the Contract and/or costs associated with administering and maintaining the Contract are reduced. We reserve the right to terminate waiver, reduced charge and crediting programs at any time, including for issued Contracts.

MORTALITY AND EXPENSE RISK CHARGE

We assess a charge against the assets of each Subaccount to compensate for certain mortality and expense risks that we assume under the Contracts (the "Risk Charge"). The risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is "mortality risk." We also bear mortality risk in connection with death benefits payable under the Contracts. The risk that the expense charges and fees under the Contracts and Separate Account are less than our actual administrative and operating expenses is called "expense risk."

This Risk Charge is assessed daily at an annual rate equal to 1.25% of each Subaccount's assets; this charge may not be increased for the duration of your Contract.

The Risk Charge will stop at the Annuity Date if you select a fixed annuity; the base Risk Charge, but not any increase in the Risk Charge for an optional Death Benefit Rider, will continue after the Annuity Date if you choose any variable annuity, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account; we may use it for any reason, including covering sales expenses on the Contracts.

Increase in Risk Charge If an Optional Death Benefit Rider Is Purchased

We increase your Risk Charge by an annual rate equal to .20% of each Subaccount's assets if you purchase the Stepped-Up Death Benefit Rider (the "SDBR") or .35% if you purchase the Premier Death Benefit Rider (the "PDBR"). The total Risk Charge annual rate will be 1.45% if the SDBR is purchased or 1.60% if the PDBR is purchased. Any increase in your Risk Charge will not continue after the Annuity Date. See PURCHASING YOUR CONTRACT--PURCHASING AN OPTIONAL DEATH BENEFIT RIDER.

ADMINISTRATIVE FEE

We charge an Administrative Fee as compensation for costs we incur in operating the Separate Account and issuing and administering the Contracts, including processing applications and payments, and issuing reports to you and to regulatory authorities.

The Administrative Fee is assessed daily at an annual rate equal to .15% of the assets of each Subaccount. This fee is guaranteed not to increase for the life of your Contract. A relationship will not necessarily exist between the actual administrative expenses attributable to a particular Contract and the Administrative Fee paid in respect of that particular Contract. The Administrative Fee will continue after the Annuity Date if you choose any variable annuity.

EXPENSES OF THE FUND

Your Variable Account Value reflects advisory fees and other expenses incurred by the various Portfolios of the Fund, net of any applicable waivers and/or reimbursements. These fees and expenses may vary. The Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio. The Fund's fees and expenses are described in detail in the Fund's Prospectus and in its SAI.

                     RETIREMENT BENEFITS AND OTHER PAYOUTS

SELECTING YOUR ANNUITANT

When you submit the application for your Contract, you must choose a sole Annuitant or two Joint Annuitants. We will send the annuity payments to the payee that you designate. If you are buying a Qualified Contract, you must be the sole Annuitant; if you are buying a Non-Qualified Contract you may choose yourself and/or another person. Whether you choose to have a sole or two Joint Annuitants, you may choose a Contingent Annuitant; more information on these options is provided in the SAI. You will not be able to add or change a sole or Joint Annuitant after your Contract is issued; however, if you are buying a Qualified Contract, you may add a Joint Annuitant on the Annuity Date. You will be able to add or change a Contingent Annuitant until your Annuity Date or the death of your sole Annuitant or both Joint Annuitants, whichever occurs first; however, once your Contingent Annuitant has become the Annuitant under your Contract, no additional Contingent Annuitant may be named. No Annuitant (Primary, Joint or Contingent) may be named upon or after reaching his or her 81st birthday. We reserve the right to require proof of age or survival of the Annuitant(s).

ANNUITIZATION

You may choose both your Annuity Date and your Annuity Option. At the Annuity Date, you may elect to annuitize some or all of your Net Contract Value, less any applicable charge for premium taxes and/or other taxes, (the "Conversion Amount"), as long as such Conversion Amount annuitized is at least $10,000, subject to any state exceptions. (See APPENDIX A: STATE LAW VARIATIONS). If you annuitize only a portion of this available Contract Value, you may have the remainder distributed, less any applicable charge for premium taxes and/or other taxes, any withdrawal transaction fee, and any applicable withdrawal charge. Any such distribution will be made to you in a single sum if the remaining Conversion Amount is less than $10,000 on your Annuity Date. Distributions under your Contract may have tax consequences. You should consult a qualified tax adviser for information on annuitization.

CHOOSING YOUR ANNUITY DATE ("ANNUITY START DATE")

You should choose your Annuity Date when you submit your application or we will apply a default Annuity Date to your Contract.

You may change your Annuity Date by notifying us, in proper form, at least ten Business Days prior to the earlier of your current Annuity Date or your new Annuity Date.

Your Annuity Date cannot be earlier than your first Contract Anniversary and must occur on or before a certain date: If you have a sole Annuitant, your Annuity Date cannot be later than his or her 95th birthday. However, to meet IRS minimum distribution rules, your Annuity Date may need to be earlier. If you have Joint Annuitants and a Non-Qualified Contract, your Annuity Date cannot be later than your younger Joint Annuitant's 95th birthday. Different requirements may apply in some states. If your Contract is a Qualified Contract, you may also be subject to additional restrictions. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Annuitant's attained age 59 1/2. See FEDERAL TAX STATUS.

You should carefully review the Annuity Options with your financial tax adviser, and, for Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations respecting annuity payments and other matters. For instance, under requirements for retirement plans that qualify under Section 401 or 408 of the Code, annuity payments generally must begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. However, if a plan qualified under Section 401(a) of the Code or a 403(b) contract so provides, no distributions are required for individuals who are employed after age 70 1/2 (other than 5% owners) until they retire. If a plan is qualified under Section 408A of the Code, no minimum distributions are required at any time.

For retirement plans that qualify under Section 401 or 408 of the Code, the period elected for receipt of annuity payments under Annuity Options 2 and 4
(a) generally may be no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2, and (b) must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant's spouse and is more than 10 years younger than the Annuitant. Under Option 3, if the secondary or other Annuitant is not the Annuitant's spouse and is more than 10 years younger than the Annuitant, the 66 2/3% and 100% elections specified below may not be available. The restrictions on options for retirement plans that qualify under Sections 401 and 408 also apply to a retirement plan that qualifies under Section 403(b) with respect to amounts that accrued after December 31, 1986.

If you annuitize only a portion of your Net Contract Value on your Annuity Date, you may, at that time, have the option to elect not to have the remainder of your Contract Value distributed, but instead to continue your Contract with that remaining Contract Value (a "continuing Contract"). If this option is available, you would then choose a second Annuity Date for your continuing Contract, and all references in this Prospectus to your "Annuity Date" would, in connection with your continuing Contract, be deemed to refer to that second Annuity Date. This option may not be available, or may be available only for certain types of Contracts. You should be aware that some or all of the payments received before the second Annuity Date may be fully taxable. We recommend that you call your tax adviser for more information if you are interested in this option.

DEFAULT ANNUITY DATE AND OPTIONS

If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant's 95th birthday or your younger Joint Annuitant's 95th birthday, whichever applies; however some states' laws may require a different Annuity Date. Certain Qualified Plans may require annuitization to occur at an earlier age.

If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Net Contract Value, less any transaction fees and/or charges for premium taxes and/or other taxes, will be annuitized (if this net amount is at least $10,000) as follows: the net amount from your Fixed Option will be converted into a fixed-dollar annuity and the net amount from your Variable Account Value will be converted into a variable-dollar annuity directed to the Subaccounts proportionate to your Account Value in each. If you have a Non-Qualified Contract, or if you have a Qualified Contract and are not married, your default Annuity Option will be Life with a ten year Period Certain. If you have a Qualified Contract and you are married, your default Annuity Option will be Joint and Survivor Life with survivor payments of 50%; your spouse will automatically be named your Joint Annuitant.

CHOOSING YOUR ANNUITY OPTION

You may make three basic decisions about your annuity payments. First, you may choose whether you want those payments to be a fixed-dollar amount and/or a variable-dollar amount. Second, you may choose the form of annuity payments (see ANNUITY OPTIONS). Third, you may decide how often you want annuity payments to be made (the "frequency" of the payments). You may not change these selections after the Annuity Date.

Fixed and Variable Annuities

You may choose a fixed annuity (i.e., with fixed-dollar amounts), a variable annuity (i.e., with variable-dollar amounts), or you may choose both, converting one portion of the net amount you annuitize into a fixed annuity and another portion into a variable annuity.

If you select a fixed annuity, each periodic annuity payment received will be equal to the initial annuity payment, unless you select a joint and survivor life annuity with reduced survivor payments and the Primary Annuitant dies. Any net amount you convert to a fixed annuity will be held in our General Account, (but not under the Fixed Option).

If you select a variable annuity, you may choose as many Variable Investment Options as you wish; the amount of the periodic annuity payments will vary with the investment results of the Variable Investment Options selected. After the Annuity Date, Annuity Units may be exchanged among available Variable Investment Options up to four times in any twelve-month period. How your Contract converts into a variable annuity is explained in more detail in THE CONTRACTS AND THE SEPARATE ACCOUNT in the SAI.

Annuity Options

Four Annuity Options are currently available under the Contracts, although additional options may become available in the future.

  1. Life Only. Periodic payments are made to the designated payee during the Annuitant's lifetime. Payments stop when the designated payee dies.

  2. Life with Period Certain. Periodic payments are made to the designated payee during the Annuitant's lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed for anywhere from 7 through 30 years (in full years only). If the Annuitant dies before the guaranteed payments are completed, the Owner receives the remainder of the guaranteed payments, if living; otherwise the Beneficiary, if living; otherwise the Owner's estate.

  3. Joint and Survivor Life. Periodic payments are made during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments are based on the life of the secondary Annuitant named in the election if and so long as such secondary Annuitant lives. You may choose to have the payments to the surviving secondary Annuitant equal 50%, 66 2/3% or 100% of the original amount payable made during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). If you elect a reduced payment based on the life of the secondary Annuitant, fixed annuity payments will be equal to 50% or 66 2/3% of the original fixed payment payable during the lifetime of the Primary Annuitant; variable annuity payments will be determined using 50% or 66 2/3%, as applicable, of the number of Annuity Units for each Subaccount credited to the Contract. Payments stop when both Annuitants have died.

  4. Period Certain Only. Periodic payments are made to the designated payee over a specified period. You may choose to have payments continue for anywhere from 7 through 30 years (in full years only). If the Annuitant dies before the guaranteed payments are completed, we pay the Owner the remainder of the guaranteed payments, if living; otherwise the Beneficiary, if living; otherwise the Owner's estate.

For Contracts issued in connection with a Qualified Plan, please refer to the discussion above under "Choosing Your Annuity Date". If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), your spouse's consent may be required when you seek any distribution under your Contract, unless your Annuity Option is Joint and Survivor Life with survivor payments of at least 50%, and your spouse is your Joint Annuitant.

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semiannually, or annually. The amount of a variable payment will be determined in each period on the date corresponding to your Annuity Date, and payment will be made on the next succeeding day.

Your initial annuity payment must be at least $250. Depending on the net amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments.

YOUR ANNUITY PAYMENTS

Amount of the First Payment

Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized portion of your Net Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select; this amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts in some states, the sex of the Annuitant(s).

For fixed annuity payments, the guaranteed income factors in our tables are based on an annual interest rate of 3% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a fixed annuity, fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

For variable annuity payments, the tables are based on an assumed annual investment return of 5% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a variable annuity, your initial variable annuity payment will be based on the applicable variable annuity income factors in our tables. You may choose any other annuity option we may offer on the option's effective date. A higher assumed investment return would mean a larger first variable annuity payment, but subsequent payments would increase only when actual net investment performance exceeds the higher assumed rate and would fall when actual net investment performance is less than the higher assumed rate. A lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases. If the actual net investment performance is a constant 5% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

DEATH BENEFITS

Death benefit proceeds may be payable on proof of death before the Annuity Date of the Annuitant or of any Contract Owner while the Contract is in force. The amount of the death benefit proceeds will be paid according to the DEATH BENEFIT PROCEEDS section.

Death Benefit Proceeds

Death benefit proceeds will be payable upon receipt, in proper form, of proof of death and instructions regarding payment of death proceeds. Such proceeds will equal the amount of the death benefit reduced by any charges for premium taxes and/or other taxes and any Contract Debt. The death benefit proceeds will be payable in a single sum, as an Annuity Option under this Contract or towards the purchase of any Annuity Option we then offer, or in accordance with IRS regulations (see DEATH OF OWNER DISTRIBUTION RULES). Any such Annuity Option is subject to all restrictions (including minimum amount requirements) as are other annuities under this Contract; in addition, there may be legal requirements that limit the recipient's Annuity Options and the timing of any payments. A recipient should consult a qualified tax adviser before electing to receive an annuity.

Additional provisions apply if your Contract names a Joint or Contingent Owner or Annuitant, or if the Beneficiary, Joint Owner, or Contingent Owner is your spouse. Further information about these provisions is contained in the SAI.

Death of Owner Distribution Rules

If an Owner of a Non-Qualified Contract dies before the Annuity Date, any death benefit proceeds under this Contract must begin distribution within five years after the Owner's death. In order to satisfy this requirement, the designated recipient must receive a lump sum payment or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within one year after the Owner's death. If an election to receive an annuity is not made within 60 days of our receipt of proof in proper form of the Owner's death or, if earlier, 60 days (or shorter period as we permit) prior to the first anniversary of the Owner's death, the lump sum option will be deemed elected, unless otherwise required by law. If the lump sum option is deemed elected, we will consider that deemed election as receipt of instructions regarding payment of death benefit proceeds. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Owner to die.

If the Owner was not an Annuitant but was a Joint Owner and there is a surviving Joint Owner, that surviving Joint Owner is the designated recipient; if no Joint Owner survives but a Contingent Owner is named in the Contract and is living, he or she is the designated recipient, otherwise the designated recipient is the Beneficiary; if no Beneficiary is living, the designated recipient is the Owner's estate.

If the Owner was an Annuitant, the designated recipient is the Joint Owner, if living; otherwise the Contingent Owner, if living; otherwise the Beneficiary; if no Beneficiary is living, the designated recipient is the Owner's estate. A sole designated recipient who is the Owner's spouse may elect to become the Owner (and sole Annuitant if the deceased Owner had been the Annuitant) and continue the Contract until the earliest of the spouse's death, the death of the Annuitant, or the Annuity Date. A Joint or Contingent Owner who is the designated recipient but not the Owner's spouse may not continue the Contract, but may purchase a new Contract.

If you are a non-individual Owner of a Contract other than a Contract issued under a Qualified Plan as defined in Section 401 or 403 of the Code, the Primary Annuitant will be treated as the Owner of the Contract for purposes of these Distribution Rules. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner. The amount of the death benefit in this situation will be (a) the Contract Value if the non-individual Owner elects to maintain the Contract and reinvest the Contract Value into the Contract in the same amount as immediately prior to the distribution, or (b) the Contract Value less any withdrawal and/or transaction fee, any charges for withdrawals, and/or premium taxes and/or other taxes, if the non-individual Owner elects a cash distribution. The amount of the death benefit will be determined as of the Business Day we receive, in proper form, the request to change the Primary Annuitant and instructions regarding maintaining the Contract or cash distribution.

The Contract incorporates all applicable provisions of Code Section 72(s) and any successor provision, as deemed necessary by us to qualify the Contract as an annuity contract for federal income tax purposes, including the requirement that, if the Owner dies before the Annuity Date, any death benefit proceeds under the Contract shall be distributed within five years of the Owner's death (or such other period that we offer and that is permitted under the Code or such shorter period as we may require).

Qualified Plan Death of Annuitant Distribution Rules

Under Internal Revenue Service regulations, if the Contract is owned under a Qualified Plan as defined in Section 401, 403, 408, or 408A of the Code and the Annuitant dies before the commencement of distributions, the payment of any death benefit must be made to the designated recipient no later than December 31 of the calendar year in which the fifth anniversary of the Annuitant's death falls. In order to satisfy this requirement, generally the designated recipient must receive a lump sum payment by this date or elect to receive the Annuitant's interest in the Contract in equal or substantially equal installments over a period not exceeding the lifetime or life expectancy of the designated recipient. If the designated recipient elects the installment payment option, the Internal Revenue Service regulations provide that payments must begin no later than December 31 of the calendar year which follows the calendar year in which the Annuitant died. However, (except in the case of a Roth IRA) if the designated recipient is the spouse of the Annuitant at the time of the Annuitant's death ("surviving spouse"), then, under the regulations, payments under the installment payment option must begin no later than December 31 of the calendar year in which the Annuitant would have reached age 70 1/2.

Under our administrative procedures, payments must commence no later than the first anniversary of the death of the Annuitant; unless the designated recipient is the surviving spouse. If the surviving spouse elects to continue the contract and not do an eligible rollover to an IRA in his or her name, then he or she will be subject to the five year rule. However, the surviving spouse may waive the five year requirement and elect to take distributions over his or her life expectancy, and if the surviving spouse elects to defer the commencement of installment payments beyond the first anniversary of the Annuitant's death, the surviving spouse will be deemed to continue the Contract. In this instance, the surviving spouse may continue the contract until the later of: (a) December 31 of the year following the year the Annuitant died; or (b) December 31 of the year in which the Annuitant would have turned 70 1/2. Further, under our administrative procedures, if the installment payment (annuity) option election is not received by us in good order within 60 days of (or shorter period as we permit) our receipt of proof in proper form of the Annuitant's death or, if earlier, before the sixtieth day preceding (1) the first anniversary of the Annuitant's death or (2) the date on which the Annuitant would have attained age 70 1/2, the lump sum option will be deemed by us to have been elected, unless otherwise required by law. If the lump sum option is deemed elected, we will treat that deemed election as receipt of instructions regarding payment of death benefit proceeds.

If the Annuitant dies after the commencement of distributions but before the Annuitant's entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the designated recipient at least as rapidly as under the distribution method in effect at the time of the Annuitant's death.

Death Benefit Amounts

The Death Benefit Amount as of any day (prior to the Annuity Date) is equal to the greater of (a) your Contract Value as of that day, or (b) your aggregate Purchase Payments reduced by an amount for each withdrawal, which is calculated by multiplying the aggregate Purchase Payments received prior to each withdrawal by the ratio of the amount of each withdrawal, including any withdrawal charge, to the Contract Value immediately prior to each withdrawal.

We calculate the Death Benefit Amount as of the "Notice Date". The "Notice Date" is the day on which we receive proof (in proper form) of death and instructions regarding payment of death benefit proceeds.

Optional Stepped-Up Death Benefit Rider

If, at the time your application is completed, you purchase the Stepped-Up Death Benefit Rider (the "SDBR") (subject to state availability), a Guaranteed Minimum Death Benefit is added to your Contract as follows:

The Guaranteed Minimum Death Benefit Amount is calculated only when death benefit proceeds become payable as a result of the death of the Annuitant prior to the Annuity Date, and is determined as follows:

First, we calculate what the Death Benefit Amount would have been as of your first Contract Anniversary and each subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a "Milestone Date").

We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts for each Milestone Date, as of the Notice Date, is your Guaranteed Minimum Death Benefit Amount if you purchase the SDBR. CALCULATION OF ANY GUARANTEED MINIMUM DEATH BENEFIT IS ONLY MADE ONCE DEATH BENEFIT PROCEEDS BECOME PAYABLE UNDER YOUR CONTRACT.

Optional Premier Death Benefit Rider

If, at the time your application is completed, you purchase the Premier Death Benefit Rider (the "PDBR") (subject to state availability), the Death Benefit Amounts stated above are replaced with the following:

The Death Benefit Amount as of any day (prior to the Annuity Date) is equal to the greater of (a) your Contract Value as of that day, or (b) your Purchase Payments less any withdrawals, including withdrawal charges, increased at an effective annual rate of 6% to that day (and subject to a maximum of two times the aggregate Purchase Payments less any withdrawals, including withdrawal charges). The 6% effective annual rate of growth will take into account the timing of when each Purchase Payment and withdrawal occurred by applying a daily factor of 1.00015965 to each day's balance. The 6% effective annual rate of growth will stop accruing as of the earlier of: (i) the Contract Anniversary before the date the Annuitant reaches his or her 81st birthday;
(ii) the date of death of the sole Annuitant; or (iii) the Annuity Date.

The Guaranteed Minimum Death Benefit Amount is calculated only when death benefit proceeds become payable as a result of the death of the sole Annuitant prior to the Annuity Date, and is determined as follows:

First, we calculate what the Death Benefit Amount would have been as of the quarterly anniversary following the Contract Date and as of each subsequent quarterly anniversary that occurs while the Annuitant is living and up to and including the Contract Anniversary following the Annuitant's 65th birthday. Quarterly anniversaries are measured from the Contract Date. After the Contract Anniversary following the Annuitant's 65th birthday, we calculate what the Death Benefit Amount would have been as of each Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday. Each quarterly anniversary and each Contract Anniversary in which a Death Benefit Amount is calculated is referred to as a "Milestone Date." We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since that Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts as of the Notice Date is your Guaranteed Minimum Death Benefit if the PDBR is purchased. CALCULATIONS OF ANY GUARANTEED MINIMUM DEATH BENEFIT ARE MADE ONLY ONCE DEATH BENEFIT PROCEEDS BECOME PAYABLE UNDER YOUR CONTRACT.

The Amount of the Death Benefit: Death of Annuitant

If the sole Annuitant dies prior to the Annuity Date, the death benefit will be equal to the Death Benefit Amount as of the Notice Date. If you purchase the SDBR, the death benefit will be equal to the greater of (a) the Death Benefit Amount as of the Notice Date or (b) the "Guaranteed Minimum Death Benefit Amount" as provided under the SDBR as of the Notice Date. If you purchase the PDBR, the death benefit will be equal to the greater of (a) the Death Benefit Amount as provided under the PDBR as of the Notice Date or (b) the "Guaranteed Minimum Death Benefit Amount" as provided under the PDBR as of the Notice Date.

The following procedures apply in the event of death of an Annuitant who is not also a Contract Owner: If your Contract names Joint Annuitants and only one Joint Annuitant dies, the surviving Joint Annuitant becomes your sole Annuitant and the death benefit is not yet payable. If your sole Annuitant dies (or if no Joint Annuitant survives) and your Contract names a surviving Contingent Annuitant, he or she becomes the sole Annuitant and the death benefit proceeds are not yet payable. If there is no surviving Joint or Contingent Annuitant, the death benefit proceeds are payable to the Owner, if living; if not to the Beneficiary, if living; if not, to the Owner's estate.

If both the Owner and Annuitant die simultaneously, the death benefit proceeds will be paid to the Beneficiary, if living; if not, to the Owner's estate.

The Amount of the Death Benefit: Death of a Contract Owner

If a Contract Owner who is not the Annuitant dies before the Annuity Date, the amount of the death benefit will be equal to your Contract Value as of the Notice Date and will be paid in accordance with the DEATH BENEFIT PROCEEDS section above. The death benefit proceeds will be paid to the Joint Owner, if living; if not, to the Contingent Owner, if living; if not, to the Beneficiary, if living; if not, to the Owner's estate. See THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS.

If a Contract Owner who is the Annuitant dies before the Annuity Date, the amount of the death benefit will be determined in accordance with the DEATH OF ANNUITANT section above, and will be paid in accordance with the DEATH BENEFIT PROCEEDS section above. The death benefit proceeds will be paid to the Beneficiary if living; if not, to the Owner's estate. Joint and/or Contingent Owners and/or Annuitants will not be considered in determining the recipient of death benefit proceeds.

If both you and the Annuitant(s) are non-individual persons, no death benefit will be payable, and any distribution will be treated as a withdrawal and subject to any applicable withdrawal fee, withdrawal charge, and charge for premium taxes and/or other taxes.

                                  WITHDRAWALS

OPTIONAL WITHDRAWALS

You may, on or prior to your Annuity Date, withdraw all or a portion of the amount available under your Contract while the Annuitant is living and your Contract is in force. You may surrender your Contract and make a full withdrawal at any time. Except as provided below, beginning 30 days after your Contract Date, you also may make partial withdrawals from your Investment Options at any time. You may request to withdraw a specific dollar amount or a specific percentage of an Account Value or your Net Contract Value. You may choose to make your withdrawal from specified Investment Options; if you do not specify Investment Options, your withdrawal will be made from all of your Investment Options proportionately. Each partial withdrawal must be for $500 or more, except pre-authorized withdrawals, which must be at least $250. If your partial withdrawal from an Investment Option would leave a remaining Account Value in that Investment Option of less than $500, we have the right, at our option, to transfer that remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your partial withdrawal leaves you with a Net Contract Value of less than $1,000 ($500 in Maryland, New Jersey and Texas), we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds described in the next section below. Partial withdrawals from the Fixed Option in any Contract Year are subject to restrictions. See GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS.

Amount Available for Withdrawal

The amount available for withdrawal is your Net Contract Value at the end of the Business Day on which your withdrawal request is effective, less any applicable withdrawal charge, withdrawal transaction fee, and any charge for premium taxes and/or other taxes. The amount we send to you (your "withdrawal proceeds") will also reflect any required or requested federal and state income tax withholding. See FEDERAL TAX STATUS and THE GENERAL ACCOUNT-- WITHDRAWALS AND TRANSFERS.

You assume investment risk on investments in the Subaccounts; as a result, the amount available to you for withdrawal from any Subaccount may be more or less than the total Purchase Payments you have allocated to that Subaccount.

Withdrawal Transaction Fees

There is currently no transaction fee for partial withdrawals. However, we reserve the right to impose a withdrawal transaction fee in the future of up to $15 for each partial withdrawal (including pre-authorized partial withdrawals) in excess of 15 in any Contract Year. Any such fee would be charged against your Investment Options proportionately based on your Account Value in each immediately after the withdrawal.

Pre-Authorized Withdrawals

If your Contract Value is at least $5,000, you may select the pre-authorized withdrawal option, and you may choose monthly, quarterly, semiannual or annual withdrawals. Each withdrawal must be for at least $250. Each pre-authorized withdrawal is subject to federal income tax on its taxable portion and may be subject to a penalty tax of 10% or more if you have not reached age 59 1/2. See FEDERAL TAX STATUS and THE GENERAL ACCOUNT--WITHDRAWALS AND TRANSFERS. Additional information and options are set forth in the SAI and in the Pre-Authorized Withdrawal section of your application.

Special Requirements for Full Withdrawals

If you wish to withdraw the entire amount available under your Contract, you must either return your Contract to us or sign and submit to us a "lost Contract affidavit."

Special Restrictions Under Qualified Plans

Individual Qualified Plans may have additional rules regarding withdrawals from a Contract purchased under such a Plan. In general, if your Contract was issued under certain Qualified Plans, you may not withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 402(g)(3)(A) of the Code) or to transfers from a custodial account (as defined in Section 403(b)(7) of the Code) except in cases of your (a) separation from service, (b) death, (c) disability as defined in Section 72(m)(7) of the Code, (d) reaching age 59 1/2, or (e) hardship as defined for purposes of Section 401(k) of the Code.

These limitations do not affect certain rollovers or exchanges between Qualified Plans, and do not apply to rollovers from these Qualified Plans to an individual retirement account or individual retirement annuity. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Hardship withdrawals under the exception provided above are restricted to amounts attributable to salary reduction contributions, and do not include investment results; this additional restriction does not apply to salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Certain distributions, including rollovers, may be subject to mandatory withholding of 20% for federal income tax and to a penalty tax of 10% or more if the distribution is not transferred directly to the trustee of another Qualified Plan, or to the custodian of an individual retirement account or issuer of an individual retirement annuity. See FEDERAL TAX STATUS. Distributions may also trigger withholding for state income taxes. The tax and ERISA rules relating to Contract withdrawals are complex. We are not the administrator of any Qualified Plan. You should consult your tax adviser and/or your plan administrator before you withdraw any portion of your Contract Value.

Effective Date of Withdrawal Requests

Withdrawal requests are normally effective on the Business Day we receive them in proper form. If you make Purchase Payments by check and submit a withdrawal request immediately afterwards, payment of your withdrawal proceeds may be delayed until your check clears.

TAX CONSEQUENCES OF WITHDRAWALS

Withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include tax penalties. YOU SHOULD CONSULT WITH A TAX ADVISER BEFORE MAKING ANY WITHDRAWAL OR SELECTING THE PRE-AUTHORIZED WITHDRAWAL OPTION. See FEDERAL TAX STATUS.

RIGHT TO CANCEL ("FREE LOOK")

You may return your Contract for cancellation and a full refund during your "free look period." Your free look period is usually the 10-day period beginning on the day you receive your Contract, but may vary if required by state law. For more information, see APPENDIX A: STATE LAW VARIATIONS. If you return your Contract, it will be canceled and treated as void from your Contract Date. You will then receive a refund of your Contract Value, as of the end of the Business Day on which we receive your Contract for cancellation, plus a refund of any amounts that may have been deducted as Contract fees and charges, and minus any Credit Enhancement. Thus, an Owner who returns a Contract within the Free-Look Period bears only the investment risk (i.e., the Owner's Contract Value allocated to the Variable Accounts may increase or decrease based on investment performance), but the Owner will not be subject to any Contract charges and fees which would otherwise be deducted from Contract Values. Any amounts credited to your Variable Account as a result of any variation of charges, as described in WAIVERS AND REDUCED CHARGES, and any earnings on such amounts, will not be included in the amount refunded to you.

Some states' laws require us to refund your Purchase Payments instead of your Contract Value. If your Contract is delivered in one of these states (the "delivery state"), the Purchase Payments you have allocated to any Subaccount will usually be allocated to the Money Market Subaccount during your free look period. In such cases, we will transfer your Contract Value in the Money Market Subaccount to your chosen Variable Investment Options at the end of the 15th calendar day after your Contract Date (your "Free Look Transfer Date"). We reserve the right to extend your Free Look Transfer Date by the number of days in excess of ten days that the delivery state allows you to return your Contract to us pursuant to your "free look" right.

If your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary, depending on the state in which your contract is delivered.

                     PACIFIC LIFE AND THE SEPARATE ACCOUNT

PACIFIC LIFE

Pacific Life is a life insurance company that is domiciled in California. Pacific Life's operations include both life insurance and annuity products as well as financial and retirement services. As of the end of 1997, Pacific Life had over $80.0 billion of individual life insurance in force and total admitted assets of approximately $31.8 billion. Pacific Life has been ranked according to admitted assets as the 20th largest life insurance carrier in the nation for 1997. The Pacific Life family of companies has total assets and funds under management of over $236 billion. Pacific Life is authorized to conduct life insurance and annuity business in the District of Columbia and all states except New York. Its principal offices are located at 700 Newport Center Drive, Newport Beach, California 92660.

Pacific Life was originally organized on January 2, 1868, under the name "Pacific Mutual Life Insurance Company of California" and reincorporated as "Pacific Mutual Life Insurance Company" on July 22, 1936. On September 1, 1997, Pacific Life converted from a mutual life insurance company to a stock life insurance company ultimately controlled by a mutual holding company. Pacific Life is a subsidiary of Pacific LifeCorp, a holding company, which, in turn, is a subsidiary of Pacific Mutual Holding Company, a mutual holding company. Under their respective charters, Pacific Mutual Holding Company must always hold at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life's annuity contracts and life insurance policies have certain membership interests in Pacific Mutual Holding Company, consisting principally of the right to vote on the election of the Board of Directors of the mutual holding company and on other matters, and certain rights upon liquidation or dissolutions of the mutual holding company.

Our wholly-owned subsidiary, Pacific Mutual Distributors, Inc. ("PMD"), serves as the principal underwriter (distributor) for the Contracts. PMD is located at 700 Newport Center Drive, Newport Beach, California 92660. We and PMD enter into selling agreements with broker-dealers, under which such broker-dealers act as agents of us and PMD in the sale of the Contracts.

We may provide you with reports of our ratings both as an insurance company and as to our claims-paying ability with respect to our General Account assets. The SAI presents more details about these ratings.

SEPARATE ACCOUNT A

Separate Account A was established on September 7, 1994 as a separate account of ours, and is registered with the SEC under the 1940 Act, as a type of investment company called a "unit investment trust."

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account's assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time; however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account is not the sole investor in the Fund. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See MORE ON THE FUND'S SHARES in the accompanying Prospectus for the Fund.

                              FEDERAL TAX STATUS

The following summary of federal income tax consequences is based on our understanding of current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature and is not intended as tax advice. Moreover, it does not consider any applicable state or local tax laws. We do not make any guarantee regarding the tax status, federal, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

The following rules generally do not apply to variable annuity contracts held by or for non-natural persons (e.g., corporations) unless such an entity holds the contract as nominee for a natural person. If a contract is not owned or held by a natural person or a nominee for a natural person, the contract generally will not be treated as an "annuity" for tax purposes, meaning that the contract owner will be taxed currently on annual increases in Contract Value at ordinary income rates unless some other exception applies.

Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or a nominee for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, generally no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements appear under OTHER INFORMATION ABOUT THE FUND in the Fund's Prospectus. We believe the underlying Variable Investment Options for the Contract meet these requirements. In connection with the issuance of temporary regulations relating to diversification requirements under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. Because of this uncertainty, we reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

TAXES PAYABLE BY CONTRACT OWNERS: GENERAL RULES

THESE GENERAL RULES APPLY TO NON-QUALIFIED CONTRACTS. AS DISCUSSED BELOW, HOWEVER, TAX RULES MAY DIFFER FOR QUALIFIED CONTRACTS AND YOU SHOULD CONSULT A QUALIFIED TAX ADVISER IF YOU ARE PURCHASING A QUALIFIED CONTRACT.

Distributions of net investment income or capital gains that each Subaccount receives from its corresponding Portfolio are automatically reinvested in such Portfolio unless we, on behalf of the Separate Account, elect otherwise. As noted above, you will be subject to federal income taxes on the investment income from your Contract only when it is distributed to you.

Multiple Contracts

All Non-Qualified contracts that are issued by us, or our affiliates, to the same Owner during any calendar year are treated as one contract for purposes of determining the amount includible in gross income under Code Section 72(e). Further, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of contracts or otherwise.

Taxes Payable on Withdrawals

Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Purchase Payments (reduced by non-taxable amounts previously received), and then as non-taxable recovery of your Purchase Payments.

The assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. Moreover, all annuity contracts issued to you in any given calendar year by us and any of our affiliates are treated as a single annuity contract for purposes of determining whether an amount is subject to tax under these rules. The Code further provides that the taxable portion of a withdrawal or other distribution may be subject to a penalty tax equal to 10% of that taxable portion unless the withdrawal is: (1) made on or after the date you reach age 59 1/2, (2) made by a Beneficiary after your death, (3) attributable to your becoming disabled, or (4) in the form of level annuity payments under a lifetime annuity.

Taxes Payable on Annuity Payments

A portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Purchase Payments (as used here, "Purchase Payments" means the aggregate Purchase Payments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a penalty tax.) The remainder of each annuity payment will be taxed as ordinary income. However, after the full amount of aggregate Purchase Payments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s). Such a payment may also be subject to a penalty tax.

Should the death of a Contract Owner cause annuity payments to cease before Purchase Payments have been fully recovered, an Annuitant (or in certain cases the Beneficiary) is allowed a deduction on the final tax return for the unrecovered Purchase Payments; however, if any remaining annuity payments are made to a Beneficiary, the Beneficiary will recover the balance of the Purchase Payments as payments are made. A lump sum payment taken in lieu of remaining monthly annuity payments is not considered an annuity payment for tax purposes. The portion of any lump sum payment to a Beneficiary in excess of aggregate unrecovered Purchase Payments would be subject to income tax. Such a lump sum payment may also be subject to a penalty tax.

If a Contract Owner dies before annuity payments begin, certain minimum distribution requirements apply. If a Contract Owner dies after the Annuity Date, the remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution in effect on the date of death.

Generally, the same tax rules apply to amounts received by the Beneficiary as those set forth above, except that the early withdrawal penalty tax does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non-taxable portions. If the Contract Owner or Annuitant dies and within sixty days after the date on which a lump sum death benefit first becomes payable the designated recipient elects to receive annuity payments in lieu of the lump sum death benefit, then the designated recipient will not be treated for tax purposes as having received the lump sum death benefit in the tax year it first becomes payable. Rather, in that case, the designated recipient will be taxed on the annuity payments as they are received.

In addition, designation of a Beneficiary who either is 37 1/2 or more years younger than a Contract Owner or is a grandchild of a Contract Owner may have Generation Skipping Transfer Tax consequences under section 2601 of the Code.

Generally, gifts of non-tax qualified contracts prior to the annuity start date will trigger tax on the gain on the contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

QUALIFIED CONTRACTS

The Contracts are available to a variety of Qualified Plans. Tax restrictions and consequences for Contracts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith.

THE FOLLOWING IS ONLY A GENERAL DISCUSSION ABOUT TYPES OF QUALIFIED PLANS FOR WHICH THE CONTRACTS ARE AVAILABLE. WE ARE NOT THE ADMINISTRATOR OF ANY QUALIFIED PLAN. THE PLAN ADMINISTRATOR AND/OR CUSTODIAN, WHICHEVER IS APPLICABLE, (BUT NOT US) IS RESPONSIBLE FOR ALL PLAN ADMINISTRATIVE DUTIES INCLUDING, BUT NOT LIMITED TO, NOTIFICATION OF DISTRIBUTION OPTIONS, DISBURSEMENT OF PLAN BENEFITS, COMPLIANCE REGULATORY REQUIREMENTS AND FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS FROM THE PLAN TO PLAN PARTICIPANTS AND, IF APPLICABLE, BENEFICIARIES OF PLAN PARTICIPANTS AND IRA CONTRIBUTIONS FROM PLAN PARTICIPANTS. OUR ADMINISTRATIVE DUTIES ARE LIMITED TO ADMINISTRATION OF THE CONTRACT AND ANY DISBURSEMENTS OF ANY CONTRACT BENEFITS TO THE OWNER, ANNUITANT, OR BENEFICIARY OF THE CONTRACT, AS APPLICABLE. OUR TAX REPORTING RESPONSIBILITY IS LIMITED TO FEDERAL AND STATE TAX REPORTING OF INCOME/DISTRIBUTIONS TO THE APPLICABLE PAYEE AND IRA CONTRIBUTIONS FROM THE OWNER OF A CONTRACT, AS RECORDED ON OUR BOOKS AND RECORDS. THE QUALIFIED PLAN (THE PLAN ADMINISTRATOR OR THE CUSTODIAN) IS REQUIRED TO PROVIDE US WITH INFORMATION REGARDING INDIVIDUALS WITH SIGNATORY AUTHORITY ON THE CONTRACT(S) OWNED. IF YOU ARE PURCHASING A QUALIFIED CONTRACT, YOU SHOULD CONSULT WITH YOUR PLAN ADMINISTRATOR AND/OR A QUALIFIED TAX ADVISER. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISER AND/OR PLAN ADMINISTRATOR BEFORE YOU WITHDRAW ANY PORTION OF YOUR CONTRACT VALUE.

Individual Retirement Annuities ("IRAs")

Recent federal tax legislation has expanded the type of IRAs available to individuals for tax deferred retirement savings: In addition to "traditional" IRAs established under Code Section 408, there are Roth IRAs governed by Code
Section 408A and SIMPLE IRAs established under Code Section 408(p). Contributions to each of these types of IRAs are subject to differing limitations. In addition, distributions from each type of IRA are subject to differing restrictions. The following is a very general description of each type of IRA and other Qualified Plans:

Traditional IRAs
----------------

Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. Failure to make mandatory distributions may result in imposition of a 50% penalty tax on any difference between the required distribution amount and the amount actually distributed. A 10% penalty tax is imposed on the amount includable in gross income from distributions that occur before you attain age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are part of a series of substantially equal periodic payments made over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Joint Annuitant. Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. Additional distribution rules apply after your death.

You may rollover funds from certain existing Qualified Plans (such as proceeds from existing insurance policies, annuity contracts or securities) into your traditional IRA if those funds are in cash; this will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your Traditional IRA; to avoid this withholding you should have cash transferred directly from the insurance company or plan trustee to your traditional IRA. Similar limitations and tax penalties apply to tax sheltered annuities, government plans, 401(k) plans, and pension and profit-sharing plans.

SIMPLE Individual Retirement Annuities
--------------------------------------

The Small Business Job Protection Act of 1996 created a new retirement plan, the Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE Plans"). Depending upon the type of SIMPLE Plan, employers may deposit the plan contributions into a single trust or into SIMPLE individual retirement annuities ("SIMPLE IRAs") established by each participant. Like other Qualified Plans, a 10% penalty tax is imposed on certain distributions that occur before you attain age 59 1/2. In addition, the penalty tax is increased to 25% for amounts received during the 2-year period beginning on the date any individual first participated in any qualified salary reduction arrangement maintained by the individual's employer under Code Section 408(p)(2). Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions. Distributions from a SIMPLE IRA may be rolled over to another SIMPLE IRA tax free or may be eligible for tax free rollover to a traditional IRA after a required two year period. A distribution from a SIMPLE IRA, however, is never eligible to be rolled over to a retirement plan qualified under Code Section 401 or a Section 403(b) annuity contract.

Roth IRAs
---------

Section 408A of the Code permits eligible individuals to establish a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals of amounts contributed and the earnings thereon that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner's lifetime. Generally, however, the amount remaining in a Roth IRA must be distributed by the end of the fifth year after the death of the Contract Owner. Beginning in 1998, the owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a Roth IRA or a "conversion" Roth IRA should consult with a qualified tax adviser.

Tax Sheltered Annuities ("TSAs")

Section 403(b) of the Code permits public school systems and certain tax-exempt organizations to adopt annuity plans for their employees; Purchase Payments made on Contracts purchased for these employees are excludable from the employees' gross income (subject to maximum contribution limits). Distributions under these Contracts must comply with certain limitations as to timing, or result in tax penalties.

Government Plans

Section 457 of the Code permits employees of a state or local government (or of certain other tax-exempt entities) to defer compensation through an eligible government plan. Contributions to a Contract in connection with an eligible government plan are subject to limitations.

401(k) Plans; Pension and Profit-Sharing Plans

Deferred compensation plans may be established by an employer for certain eligible employees under Sections 401(a) and 401(k) of the Code. Contributions to these plans are subject to limitations.

LOANS

Certain Owners of Qualified Contracts may borrow against their Contracts; otherwise loans from us are not permitted. If yours is a Qualified Contract issued under Section 401 or 403 of the Code and the terms of your Qualified Plan permit, you may request a loan from us, using your Contract Value as your only security.

Tax and Legal Matters

The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, WE URGE YOU TO CONSULT WITH A QUALIFIED TAX ADVISER PRIOR TO EFFECTING ANY LOAN TRANSACTION UNDER YOUR CONTRACT.

Generally interest paid on your loan under a 401 plan or 403(b) tax-sheltered annuity will be considered non-deductible "personal interest" under Section 163(h) of the Code, to the extent the loan comes from and is secured by your pre-tax contributions, even if the proceeds of your loan are used to acquire your principal residence.

We may change these loan provisions to reflect changes in the Code or interpretations thereof.

Loan Procedures

Your loan request must be submitted on our Loan Agreement Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date; however, before requesting a new loan, you must wait thirty days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which we receive all necessary documentation in proper form. We will normally forward proceeds of your loan to you within seven calendar days after the effective date of your loan.

In order to secure your loan, on the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the "Loan Account." To make this transfer, we will transfer amounts proportionately from your Investment Options based on your Account Value in each Investment Option.

As your loan is repaid, a portion, corresponding to the amount of the repayment of any amount then held as security for your loan, will be transferred from the Loan Account back into your Investment Options relative to your current allocation instructions.

Loan Terms

You may have only one loan outstanding at any time. The minimum loan amount is $1,000, subject to certain state limitations. Your Contract Debt at the effective date of your loan may not exceed the lesser of:

  .  50% of your Contract Value; and

  . $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted. We are not responsible for making any determinations (including loan amounts permitted) or any interpretations with respect to your Qualified Plan.

You will be charged interest on your Contract Debt at an annual rate, set at the time the loan is made, equal to the higher of (a) Moody's Corporate Bond Yield Average-Monthly Average Corporates (the "Moody's Rate"), as published by Moody's Investors Service, Inc., or its successor, for the most recently available calendar month, or (b) 5%. In the event that the Moody's Rate is no longer available, we may substitute a substantially similar average rate, subject to compliance with applicable state regulations. The amount held in the Loan Account to secure your loan will earn a return equal to an annual rate that is two percentage points lower than the annual rate of interest charged on your Contract Debt. Interest charges accrue on your Contract Debt daily, beginning on the effective date of your loan. Interest earned on the Loan Account Value accrue daily beginning on the day following the effective date of the loan, and those earnings will be transferred once a year to your Investment Options in accordance with your current allocation instructions.

Repayment Terms

Your loan, including principal and accrued interest, generally must be repaid in quarterly installments. An installment will be due in each quarter on the date corresponding to the effective date of your loan, beginning with the first such date following the effective date of your loan.

  Example: On May 1, we receive your loan request, and your loan is effective. Your first quarterly payment will be due on August 1.

Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. You must repay principal and interest of any loan in substantially equal payments over the term of the loan. Generally, the term of the loan will be five years from the effective date of the loan; however, if you have certified to us that your loan proceeds are to be used to acquire a principal residence for yourself, you may request a loan term of 30 years. In either case, however, you must repay your loan prior to your Annuity Date. If you elect to annuitize (or withdraw) your Net Contract Value while you have an outstanding loan, we will deduct any Contract Debt from your Contract Value at the time of the annuitization (or withdrawal) to repay the Contract Debt.

You may prepay your entire loan at any time; if you do so, we will bill you for any unpaid interest that has accrued through the date of payoff. Your loan will be considered repaid only when the interest due has been paid. Subject to any necessary approval of state insurance authorities, while you have Contract Debt outstanding, we will treat all payments you send us as Purchase Payments unless you specifically indicate that your payment is a loan repayment or include your loan stub with your payment. To the extent allowed by law, any loan repayments in excess of the amount then due will be refunded to you, unless such amount is sufficient to pay the balance of your loan. Repayments we receive that are less than the amount then due will be returned to you, unless otherwise required by law.

If we have not received your full payment by its due date, we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty (60) days from the date on which the loan was declared in default (the "grace period") to make the required payment.

If the required payment is not received by the end of the grace period, the defaulted loan balance plus accrued interest and any withdrawal charge will be withdrawn from your Contract Value, if amounts under your Contract are eligible for distribution. In order for an amount to be eligible for distribution from a Qualified Plan you must meet one of six triggering events. They are: attainment of age 59 1/2; separation from service; death; disability; plan termination; and financial hardship. If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest and any withdrawal charge will be considered a Deemed Distribution and will be withdrawn when such Contract Values become eligible. In either case, the Distribution or the Deemed Distribution will be considered a currently taxable event, and may be subject to federal tax withholding, the withdrawal charge and the federal early withdrawal penalty tax.

If there is a Deemed Distribution under your Contract and to the extent allowed by law, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and charges for applicable taxes. Any amounts withdrawn and applied as repayment of Contract Debt will first be withdrawn from your Loan Account, and then from your Investment Options on a proportionate basis relative to the Account Value in each Investment Option. If you have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any Death Benefit Amount and/or Guaranteed Minimum Death Benefit.

The terms of any such loan are intended to qualify for the exception in Code
Section 72(p)(2) so that the distribution of the loan proceeds will not constitute a distribution that is taxable to you. To that end, these loan provisions will be interpreted to ensure and maintain such tax qualification, despite any other provisions to the contrary. We reserve the right to amend your Contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform any terms of our loan arrangement with you to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment. If you refuse such an amendment, it may result in adverse tax consequences to you.

WITHHOLDING

Unless you elect to the contrary, any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal and state income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding information you provide to us with your application. If you do not provide us with required withholding information, we will withhold, from every withdrawal from your Contract and from every annuity payment to you, the appropriate percentage of the taxable amount of the payment. Please call us at 1-800-722-2333 with any questions about the required withholding information. For purposes of determining your withholding rate on annuity payments, you will be treated as a married person with three exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%, unless otherwise specified by the Code. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.

Distributions from a Contract under a Qualified Plan (not including an individual retirement annuity subject to Code Section 408 or Code Section
408A) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another Qualified Plan or a Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding.

IMPACT OF FEDERAL INCOME TAXES

In general, in the case of Non-Qualified Contracts if you expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there should be tax advantages, regardless of your tax bracket, in purchasing such a Contract rather than, for example, a mutual fund with a similar investment policy and approximately the same level of expected investment results. This is because little or no income taxes are incurred by you or by us while you are participating in the Subaccounts, and it is generally advantageous to defer the payment of income taxes, so that the investment return is compounded without any deduction for income taxes. The advantage will be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.

TAXES ON PACIFIC LIFE

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to Purchase Payments on your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

                            ADDITIONAL INFORMATION

VOTING RIGHTS

We are the legal owner of the shares of the Portfolios held by the Subaccounts, and consequently have the right to vote on any matter voted on at Fund shareholders' meetings. However, our current interpretations of applicable law requires us to vote the shares attributable to your Variable Account Value (your "voting interest") in accordance with your directions.

We will pass shareholder proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders' meeting. If there are shares of a Portfolio held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Subaccount for which we have received timely voting instructions. If we hold shares of a Portfolio in our General Account, or hold unvoted shares in the Separate Account, and/or if any of our non-insurance subsidiaries hold shares of a Portfolio, such shares will be voted in the same proportion as other votes cast by all of our separate accounts in the aggregate, including Separate Account A.

We may elect, in the future, to vote shares of the Portfolios held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

The number of Portfolio shares that form the basis for your voting interest is determined as of the record date set by the Board of Trustees of the Fund. It is equal to (a) your Contract Value allocated to the Subaccount corresponding to that Portfolio, divided by (b) the net asset value per share of that Portfolio. Fractional votes will be counted. We reserve the right, if required or permitted by a change in federal regulations or their interpretation, to amend how we calculate your voting interest.

After your Annuity Date, if you have selected a variable annuity, the voting rights under your Contract will continue during the payout period of your annuity, but the number of shares that form the basis for your voting interest, as described above, will decrease throughout the payout period.

CHANGES TO YOUR CONTRACT

Contract Owner(s) and Contingent Owner

You may change your Non-Qualified Contract at any time prior to your Annuity Date to name a different Contract Owner or to add a Joint Owner, or to add or change a Contingent Owner; if yours is a Qualified Contract, you must be the only Contract Owner, but you may still add or change a Contingent Owner. Your Contract cannot name more than two Contract Owners (Joint Owners) and one Contingent Owner at any time. Any newly-named Contract Owners, including Joint and/or Contingent Owners, must be under the age of 81 at the time of change or addition. Joint ownership is in the form of a joint tenancy. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights.

Transactions under jointly owned Contracts require authorization from both Contract Owners. Transfer of Contract ownership may involve federal income tax consequences; you should consult a qualified tax adviser before effecting such a transfer. A change to joint Contract ownership is considered a transfer of ownership.

Annuitant and Contingent or Joint Annuitant

Your sole Annuitant cannot be changed, and Joint Annuitants cannot be added or changed, once your Contract is issued. Certain changes may be permitted in connection with Contingent Annuitants. See RETIREMENT BENEFITS AND OTHER PAYOUTS--SELECTING YOUR ANNUITANT. There may be limited exceptions for certain Qualified Contracts.

Beneficiaries

Your Beneficiary is the person(s) who may receive death benefits under your Contract or any remaining annuity payments after the Annuity Date if the Annuitant dies. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of the Annuitant or Owner, as applicable. If you have named your Beneficiary irrevocably, you will need to obtain that Beneficiary's consent before making any changes. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries; for example, if your Contract was issued in connection with a Qualified Plan subject to Title I of ERISA, your spouse must either be your Beneficiary or consent to your naming of a different Beneficiary. If you leave no surviving Beneficiary, your estate will receive any death benefit proceeds under your Contract.

CHANGES TO ALL CONTRACTS

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Portfolios becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Portfolio will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, or tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to substitute shares of any Portfolio that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Portfolio, shares of another investment company or series of an investment company, or another investment vehicle. We may also purchase, through a Subaccount, other securities for other series or other classes of contracts, and may permit conversions or exchanges between series or classes of contracts on the basis of Contract Owner requests. Required approvals of the SEC and state insurance regulators will be obtained before any such substitutions are effected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A, and any new Subaccounts may invest in Portfolios or in other investment vehicles; availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by applicable state insurance regulators, to the extent required by applicable law. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

  .  cease offering any subaccount

  . add or change designated investment companies or their portfolios, or other investment vehicles;

  . add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

  . permit conversion or exchanges between portfolios and/or classes of contracts on the basis of Owners' requests;

  .  add, remove or combine Variable Accounts;

  . combine the assets of any Variable Account with any other of our separate accounts or of any of our affiliates;

  . register or deregister Separate Account A or any Variable Account under the 1940 Act;

  . operate any Variable Account as a managed investment company under the 1940 Act, or any other form permitted by law;

  . run any Variable Account under the direction of a committee, board, or other group;

  . restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

  . make any changes required by the 1940 Act or other federal securities laws;

  . make any changes necessary to maintain the status of the Contracts as annuities under the Code;

  . make other changes required under federal or state law relating to annuities;

  .  suspend or discontinue sale of the Contracts; and

  .  comply with applicable law.

INQUIRIES AND SUBMITTING FORMS AND REQUESTS

You may reach our service representatives at 1-800-722-2333 between the hours of 6:00 a.m. and 5:00 p.m., Pacific time.

Please send your forms and written requests or questions to:

  Pacific Life Insurance Company
  P.O. Box 7187
  Pasadena, California 91109-7187

If you are submitting a purchase or other payment by mail, please send it, along with your application if you are submitting one, to:

  Pacific Life Insurance Company
  P.O. Box 100060
  Pasadena, California 91189-0060

If you are using an overnight delivery service to send payments, please send them to:

  Pacific Life Insurance Company
  c/o FCNPC
  1111 South Arroyo Parkway, First Floor
  Pasadena, California 91105

The effective date of certain notices or of instructions is determined by the date and time on which we "receive" the notice or instructions. We "receive" this information only when it arrives, in proper form, at the correct mailing address set out above. Please call us at 1-800-722-2333 if you have any questions regarding which address you should use.

Purchase Payments after your initial Purchase Payment, loan requests, transfer requests, loan repayments and withdrawal requests we receive before 4:00 p.m. Eastern time will usually be effective on the same Business Day that we receive them in "proper form," unless the transaction or event is scheduled to occur on another day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them in "proper form" unless the transaction or event is scheduled to occur on another day. "Proper form" means in a form satisfactory to us and may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee: unless it appears that the Owner's signature may have changed over time; an executed application or confirmation of application, as applicable, in proper form is not received by us; or, due to other circumstances. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or us if you have questions regarding the required form of a request.

TELEPHONE TRANSACTIONS

After your "free look" period, you may make transfer requests by telephone if you have authorized telephone requests (a "telephone authorization"). We cannot guarantee that you will always be able to reach us to complete a telephone transaction; for example, all telephone lines may be busy during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones may be out of service during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone before 4:00 p.m. Eastern time on any Business Day will usually be effective on that day, and we will send you written confirmation of each telephone transfer.

We have established procedures reasonably designed to confirm that instructions communicated by telephone are genuine. These procedures may require any person requesting a telephone transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone. When you make a proper request for a telephone authorization, you authorize us to accept and to act upon instructions received by telephone with respect to your Contract, and you agree that, as long as we comply with our procedures, neither we, any of our affiliates, nor the Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys' fees) in connection with requests that are effected in accordance with your telephone authorization and that we believe to be genuine. This policy means that you will bear the risk of loss arising out of your telephone transaction privileges. If a Contract has Joint Owners, both Owners must sign the written request for a telephone authorization, but each Owner individually may make transfer requests by telephone.

TIMING OF PAYMENTS AND TRANSACTIONS

For withdrawals from the Variable Investment Options or for death benefit payments attributable to your Variable Account Value, we will normally send the proceeds within seven calendar days after your withdrawal request is effective or after the Notice Date, as the case may be. Similarly, for transfers from the Variable Investment Options, we will normally send the proceeds within seven calendar days after your transfer (or exchange) request is effective. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following day. Payments or transfers may be suspended for a longer period under certain extraordinary circumstances. These include: a closing of the New York Stock Exchange other than on a regular holiday or weekend; a trading restriction imposed by the SEC; or an emergency declared by the SEC. For (i) withdrawals from the Fixed Option, (ii) death benefit payments attributable to Fixed Option Value, or (iii) fixed periodic annuity payments, payment of proceeds may be delayed for up to six months (thirty days in West Virginia) after the request is effective. Similar delays may apply to loans and transfers from the Fixed Option. See THE GENERAL ACCOUNT for more details.

CONFIRMATIONS, STATEMENTS AND OTHER REPORTS TO CONTRACT OWNERS

Confirmations will be sent out for unscheduled Purchase Payments and transfers, loans, loan repayments, unscheduled partial withdrawals, a full withdrawal, and on payment of any death benefit proceeds. Each quarter prior to your Annuity Date, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, Subaccount values, values under each Fixed Option, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. Confirmations of your transactions under the pre-authorized checking plan, dollar cost averaging, earnings sweep, portfolio rebalancing, and pre-authorized withdrawal options will appear on your quarterly account statements. Your fourth-quarter statement will contain annual information about your Contract Value and transactions. If you suspect an error on a confirmation or quarterly statement, you must notify us in writing within 30 days from the date of the first confirmation or statement on which the transaction you believe to be erroneous appeared. When you write, tell us your name, contract number and a description of the suspected error. You will also be sent an annual report for the Separate Account and the Fund and a list of the securities held in each Portfolio of the Fund, as required by the 1940 Act; or more frequently if required by law.

REPLACEMENT OF LIFE INSURANCE OR ANNUITIES

The term "replacement" has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, Pacific Life wants you to understand how a replacement may impact your existing plan of insurance.

A policy "replacement" occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A "financed purchase" occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

FINANCIAL STATEMENTS

Audited financial statements of Separate Account A as of December 31, 1997 and for each of the two years then ended are incorporated by reference in the SAI from the Annual Report of the Separate Account A dated as of December 31, 1997. Pacific Life's audited consolidated financial statements as of December 31, 1997 and 1996, and for the three years ended December 31, 1997, are contained in the SAI. Prior to the date of this Prospectus, the Contract was not offered. Accordingly, the information in Separate Account A's Annual Report as of December 31, 1997 relates to variable annuity contracts other than the Contract that we have issued and that are funded by the Separate Account A.

PREPARATION FOR THE YEAR 2000

We rely significantly on computer systems and applications in our daily operations. In 1995, we began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems to properly recognize the year 2000. The inability to do so could result in major failures or miscalculations.

We have a coordinated plan to remediate, or replace if necessary, any non-compliant systems and to obtain assurances of the ability to be year 2000 compliant by our service providers, vendors and those with significant relationships with us. Our plan is directed and overseen by an experienced Vice President of ours who is dedicated to year 2000 compliance. We completed the identification of all critical systems and are in the process of remediating systems. In addition, we have retained two internationally recognized consultants to assist in reviewing and remediating our systems and interfaces with third parties. Our plan calls for all remediation to be completed by the fourth quarter of 1998 and testing to commence as remediation is completed and throughout 1999. Some testing has already begun.

Remediation expenses to make our systems year 2000 compliant are currently estimated to range from $15 to $20 million, which excludes the cost of our personnel who support year 2000 compliance efforts. We do not anticipate any other material future costs associated with the year 2000 compliance efforts. We do not anticipate any other material future costs associated with the year 2000 compliance project, although there can be no assurance. We currently expect to be year 2000 compliant; however, there can be no assurances that we will succeed. In the event we or our significant service providers, vendors, financial institutions or others with which we conduct business, fail to be year 2000 compliant, there would be a materially adverse effect on us.

                              THE GENERAL ACCOUNT

GENERAL INFORMATION

All amounts allocated to the Fixed Option become part of our General Account. Subject to applicable law, we exercise sole discretion over the investment of General Account assets, and bear the associated investment risk; you will not share in the investment experience of General Account assets.

Because of exemptive and exclusionary provisions, interests in the General Account under the Contract are not registered under the Securities Act of 1933, as amended, and the General Account has not been registered as an investment company under the 1940 Act. Any interest you have in the Fixed Option is not subject to these Acts, and we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to the Fixed Option. This disclosure may, however, be subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEE TERMS

When you allocate any portion of your Purchase Payments or Contract Value to the Fixed Option, we guarantee you an interest rate (a "Guaranteed Interest Rate") for a specified period of time (a "Guarantee Term") of up to one year. Guarantee terms will be offered at our discretion.

Guaranteed Interest Rates for the Fixed Option may be changed periodically for new allocations; your allocation will receive the Guaranteed Interest Rate in effect for the Fixed Option on the effective date of your allocation. All Guaranteed Interest Rates will be expressed as annual effective rates; however, interest will accrue daily. The Guaranteed Interest Rate on your Fixed Option will remain in effect for the Guarantee Term and will never be less than an annual rate of 3%.

Fixed Option

EACH ALLOCATION (OR ROLLOVER) YOU MAKE TO THE FIXED OPTION RECEIVES A GUARANTEE TERM THAT BEGINS ON THE DAY THAT ALLOCATION OR ROLLOVER IS EFFECTIVE AND ENDS AT THE END OF THAT CONTRACT YEAR OR, IF EARLIER, ON YOUR ANNUITY DATE. At the end of that Contract Year, we will roll over your Fixed Option Value on that day into a new Guarantee Term of one year (or, if shorter, the time remaining until your Annuity Date) at the then current Guaranteed Interest Rate, unless you instruct us otherwise.

  Example: Your Contract Anniversary is February 1. On February 1 of year 1, you allocate $1,000 to the Fixed Option and receive a Guarantee Term of one year and a Guaranteed Interest Rate of 5%. On August 1, you allocate another $500 to the Fixed Option and receive a Guaranteed Interest Rate of 6%. Through January 31, year 1, your first allocation of $1,000 earns 5% interest and your second allocation of $500 earns 6% interest. On February 1, year 2, a new interest rate may go into effect for your entire Fixed Option Value.

WITHDRAWALS AND TRANSFERS

Prior to the Annuity Date, you may withdraw amounts from your Fixed Option or transfer amounts from your Fixed Option to one or more of the other Investment Options. If your Contract was delivered in a state that requires refund of Purchase Payments under the Free Look Right, transfers may only be made after your Free

Look Transfer Date. In addition, no partial withdrawal or transfer may be made from your Fixed Option within 30 days of the Contract Date. If your withdrawal leaves you with a Net Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds.

Payments or transfers from the Fixed Option may be delayed, as described under ADDITIONAL INFORMATION--TIMING OF PAYMENTS AND TRANSACTIONS; any amount delayed will, as long as it is held under the Fixed Option, continue to earn interest at the Guaranteed Interest Rate then in effect until that Guarantee Term has ended, and the minimum guaranteed interest rate of 3% thereafter, unless state law requires a greater rate be paid.

Fixed Option

After the first Contract Anniversary, you may make one transfer or partial withdrawal from your Fixed Option during any Contract Year, except as provided under the dollar cost averaging, earnings sweep and pre-authorized withdrawal programs. You may make one transfer or one partial withdrawal within the 30 days after the end of each Contract Anniversary. Normally, you may transfer or withdraw up to one-third (33 1/3%) of your Fixed Option Value in any given Contract Year. However, in consecutive Contract Years you may transfer or withdraw up to one-third (33 1/3%) of your Fixed Option Value in one year; you may transfer or withdraw up to one-half (50%) of your remaining Fixed Option Value in the next year; and you may transfer or withdraw up to the entire amount (100%) of any remaining Fixed Option Value in the third year. In addition, if, as a result of a partial withdrawal or transfer, the Fixed Option Value is less than $500, we have the right, at our option, to transfer the entire remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions.

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                            PAGE
                                                                            ----
PERFORMANCE................................................................   1
  Total Returns............................................................   1
  Yields...................................................................   2
  Performance Comparisons and Benchmarks...................................   2
  Separate Account Performance.............................................   4
DISTRIBUTION OF THE CONTRACTS..............................................   7
  Pacific Mutual Distributors, Inc.........................................   7
THE CONTRACTS AND THE SEPARATE ACCOUNT.....................................   8
  Calculating Subaccount Unit Values.......................................   8
  Variable Annuity Payment Amounts.........................................   8
  Corresponding Dates......................................................  10
  Age and Sex of Annuitant.................................................  11
  Systematic Transfer Programs.............................................  11
  Pre-Authorized Withdrawals...............................................  13
  Death Benefit............................................................  13
  Joint Annuitants on Qualified Contracts..................................  14
  1035 Exchanges...........................................................  14
  Safekeeping of Assets....................................................  14
  Dividends................................................................  14
FINANCIAL STATEMENTS.......................................................  14

                                  APPENDIX A:

                              STATE LAW VARIATIONS

RIGHT TO CANCEL ("FREE-LOOK")

VARIATIONS TO THE LENGTH OF THE FREE-LOOK PERIOD. In most states, the Free-Look period is a 10-day period beginning on the day you receive your Contract. If your Contract was issued in one of the following states, the Free-Look period is as specified below:

             Colorado (15 days)
             Idaho (20 days)
             North Dakota (20 days)

In addition, if you reside in California and are age 60 or older on your Contract Date, the Free-Look period is 30 days.

There may be extended Free Look periods in some states for replacement business. Please consult with your registered representative if you have any questions regarding your state's Free Look period.

STATES THAT REQUIRE US TO REFUND YOUR PURCHASE PAYMENTS ALLOCATED TO THE VARIABLE INVESTMENT OPTIONS INSTEAD OF YOUR VARIABLE ACCOUNT VALUE. If your Contract was issued in one of the following states and you exercise your Free Look right and return your Contract to us within 10 days of your receipt of your Contract (unless specified otherwise below), we will refund your Purchase Payments under your Contract that we received:

                Georgia                        Oklahoma
                Idaho (20 days)                South Carolina
                Michigan                       Utah
                Missouri                       Washington
                Nebraska                       West Virginia
                North Carolina

ADDITIONAL PURCHASE PAYMENT LIMITATION. You may make additional Purchase Payments only during the first Contract Year if your contract is delivered in Massachusetts.

To receive a current copy of the Pacific Value SAI without charge, call (800) 722-2333 or complete the following and send it to:

Pacific Life Insurance Company
Variable Annuities
Post Office Box 7187
Pasadena, CA 91109-7187

Name _________________________
Address ______________________
City _________________________ State _____________ Zip ______________




PH02/53003.29
-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --
-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

                            [LOGO OF PACIFIC VALUE]


                                Underwritten By:

                         Pacific Life Insurance Company

                                Mailing Address:

                          Variable Annuity Department
                                 P.O. Box 7187
                        Pasadena, California 91109-7187

                                  Home Office:

                            700 Newport Center Drive
                                 P.O. Box 9000
                        Newport Beach, California 92660

                         Prospectus dated       1, 1998

                               Underwritten by:

                            [LOGO OF PACIFIC LIFE]

                                  Home Office
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                            Newport Beach, CA 92660
                                1-800-722-2333

                                Mailing Address
                          Variable Annuity Department
                                 P.O. Box 7187
                            Pasadena, CA 91109-7187


                 Visit us at our web site:www.pacificlife.com





[LOGO OF IMSA]

*Membership promotes ethical
 market conduct for individual
 life insurance and annuities


Form No. 1410-8A

                            [LOGO OF PACIFIC VALUE]

                      STATEMENT OF ADDITIONAL INFORMATION

                                       , 1998

                                 PACIFIC VALUE

                              SEPARATE ACCOUNT A

                               ----------------

Pacific Value (the "Contract") is a variable annuity contract underwritten by Pacific Life Insurance Company ("Pacific Life").

This Statement of Additional Information is not a Prospectus and should be
read in conjunction with the Contract's Prospectus, dated      , 1998, which
is available without charge upon written or telephone request to Pacific Life. Terms used in this Statement of Additional Information ("SAI") have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI.

                               ----------------

                        Pacific Life Insurance Company
                        Mailing Address: P.O. Box 7187
                        Pasadena, California 91109-7187

                                1-800-722-2333

                               TABLE OF CONTENTS

                                                                        PAGE NO.
                                                                        --------
PERFORMANCE............................................................     1
  Total Returns........................................................     1
  Yields...............................................................     2
  Performance Comparisons and Benchmarks...............................     2
  Separate Account Performance.........................................     4
DISTRIBUTION OF THE CONTRACTS..........................................     7
  Pacific Mutual Distributors, Inc. ...................................     7
THE CONTRACTS AND THE SEPARATE ACCOUNT.................................     8
  Calculating Subaccount Unit Values...................................     8
  Variable Annuity Payment Amounts.....................................     8
  Corresponding Dates..................................................    10
  Age and Sex of Annuitant.............................................    11
  Systematic Transfer Programs.........................................    11
  Pre-Authorized Withdrawals...........................................    13
  Death Benefit........................................................    13
  Joint Annuitants on Qualified Contracts..............................    14
  1035 Exchanges.......................................................    14
  Safekeeping of Assets................................................    14
FINANCIAL STATEMENTS...................................................    14

                                  PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACT OWNER.

TOTAL RETURNS

A Subaccount may advertise its "average annual total return" over various periods of time. "Total return" represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. "Annualized" total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. "Average annual" total return is computed in accordance with a standard method prescribed by the SEC.

Average Annual Total Return

To calculate a Subaccount's average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its then-applicable Subaccount Unit Value (the "initial payment") and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that Subaccount ("withdrawal value"). The redeemable value reflects the effect of all recurring fees and charges applicable to a Contract Owner under the Contract, including the Risk Charge, the Administrative Fee and the deduction of the applicable withdrawal charge, but does not reflect any Credit Enhancement, any charges for applicable premium taxes and/or other taxes, any non-recurring fees or charges or any increase in the Risk Charge for an optional Death Benefit Rider. The redeemable value is then divided by the initial payment and this quotient is taken to the Nth root (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

                            T = (ERV/P)/(365/N)/-1

 where T    =  average annual total return
       ERV  =  ending redeemable value
       P    =  hypothetical initial payment of $1,000
       N    =  number of days

Average annual total return figures will be given for recent one-, three-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount's operations, or on a year-by-year basis).

When considering "average" total return figures for periods longer than one year, it is important to note that the relevant Subaccount's annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use "aggregate" total return figures along with its "average annual" total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Total returns may also be shown for the same periods that do not take into account the withdrawal charge.

Non-Standardized Total Returns

We may also calculate non-standardized total returns which may or may not reflect any Credit Enhancement and/or withdrawal charges, increases in Risk Charges, charges for premium and/or other taxes, and any non-recurring fees or charges.

Standardized return figures will always accompany any non-standardized returns shown.

YIELDS

Money Market Subaccount

The "yield" (also called "current yield") of the Money Market Subaccount is computed in accordance with a standard method prescribed by the SEC. The net change in the Subaccount's Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is "annualized" by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The "effective yield" of the Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return +1) (To the power of 365/7)] -1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect any Credit Enhancement, the deduction of charges for any applicable premium taxes and/or other taxes, or any increase in the Risk Charge for an optional Death Benefit Rider, but do reflect a deduction for the Risk Charge and the Administrative Fee.

Other Subaccounts

"Yield" of the other Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

      YIELD = 2[(a-b + 1)/6/ - 1]
                 ---
                 cd

 where: a    =  net investment income earned during the period by the Portfolio attributable to the Subaccount.
        b    =  expenses accrued for the period (net of reimbursements).
        c    =  the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.
        d    =  the Unit Value of the Subaccount Units on the last day of the period.


The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the Risk Charge and Administrative Fee,but does not reflect any Credit Enhancement, any withdrawal charge, any charge for applicable premium taxes and/or other taxes, any increase in the Risk Charge for an optional Death Benefit Rider, or any non-recurring fees or charges.

The Subaccounts' yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount's performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

PERFORMANCE COMPARISONS AND BENCHMARKS

In advertisements and sales literature, we may compare the performance of some or all of the Subaccounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the

Subaccounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research and Data Service ("VARDS(R)") or Morningstar, Inc. ("Morningstar"), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS(R) prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccounts with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron's, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount's performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. These benchmarks may include the following: (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), an unmanaged weighted index of 500 companies that represent approximately 80% of the market capitalization of the United States equity markets; (2) the Consumer Price Index ("CPI"), published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major expenditure groups and generally considered to be a measure of inflation; (3) the Dow Jones Industrial Average ("DJIA"); (4) the Donoghue Money Market Institutional Averages; (5) the Lehman Brothers Government Corporate Index;
(6) the Lehman Brothers Government Bond Index; (7) the Salomon Brothers High Yield Bond Indexes; and (8) the Morgan Stanley Capital International's EAFE Index. We may also compare the performance of the Subaccounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

SEPARATE ACCOUNT PERFORMANCE

The Contract was not available prior to 1998. However, in order to help you understand how investment performance can affect your Variable Account Value, we are including performance information based on the historical performance of the Subaccounts.

The following table presents the annualized total return for each Variable Account for the period from each such Variable Account's commencement of operations through December 31, 1997. The accumulated value (AV) reflects the deductions for all contractual fees and charges, but does not reflect the withdrawal charge, any nonrecurring fees and charges, any increase in the Risk Charge for an optional Death Benefit Rider or any charges for premium and/or other taxes, and any Credit Enhancement. The withdrawal value (WV) reflects the deduction for all contractual fees and charges, but does not reflect any increase in the Risk Charge for an optional Death Benefit Rider, any nonrecurring fees and charges, any charges for premium and/or other taxes, and any Credit Enhancement).

 THE RESULTS SHOWN IN THIS SECTION ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE
                            INVESTMENT PERFORMANCE.

                 HISTORICAL SEPARATE ACCOUNT PERFORMANCE
        ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997
                   ALL NUMBERS ARE EXPRESSED AS A PERCENTAGE

                                                                      SINCE
                                                      1 YEAR**      INCEPTION
                                                     ------------  ------------
VARIABLE ACCOUNTS                                     AV     WV     AV     WV
-----------------                                    -----  -----  -----  -----
Money Market 1/2/96*................................  3.82  (2.48)  3.70   0.61
High Yield Bond 1/2/96*.............................  7.92   1.62   8.78   5.84
Managed Bond 1/2/96*................................  8.40   2.10   5.54   2.51
Government Securities 1/2/96*.......................  7.96   1.66   4.66   1.60
Aggressive Equity 4/17/96*..........................  2.34  (3.96)  5.87   2.28
Growth LT 1/2/96*...................................  9.42   3.12  12.75   9.91
Equity Income 1/2/96*............................... 26.82  20.52  21.62  19.00
Multi-Strategy 1/2/96*.............................. 17.96  11.66  14.10  11.30
Equity 1/2/96*...................................... 16.54  10.24  21.18  18.54
Bond and Income 1/2/96*............................. 14.71   8.41   5.99   2.97
Equity Index 1/2/96*................................ 31.11  24.81  25.31  22.76
International 1/2/96*...............................  7.76   1.46  12.99  10.16
Emerging Markets 4/17/96*........................... (3.05) (9.35) (4.84) (8.72)

--------
*  Date Variable Account commenced operations.
** Effective June 1, 1997 Morgan Stanley Asset Management Inc. became the
   Portfolio Manager of the International Portfolio. Effective May 1, 1998, Alliance Capital Management L.P. became the Portfolio Manager of the Aggressive Equity Portfolio and Goldman Sachs Asset Management became the Portfolio Manager of the Equity and Bond and Income Portfolios; prior to May 1, 1998 some of the investment policies of the Aggressive Equity, Equity and Bond and Income Portfolios and the investment objective of the Bond and Income Portfolio differed.

In order to help you understand how investment performance can affect your Variable Account Value, we are including performance information based on the historical performance of the Portfolios.

The Separate Account commenced operations as of January 2, 1996. Therefore, no historical performance data exists for the Subaccounts prior to that date. The following table represents what the performance of the Subaccounts would have been if the Subaccounts had been both in existence and invested in the corresponding Portfolio since the date of the Portfolio's (or predecessor series') inception or for the indicated time period. Nine of the Portfolios of the Fund available under the Contract have been in operation since January 4, 1988 (January 30, 1991 in the case of the Equity Index Portfolio, January 4, 1994 in the case of the Growth LT Portfolio and April 1, 1996 in the case of the Aggressive Equity Portfolio and Emerging Markets Portfolio). Because the Subaccounts had not commenced operations until January 2, 1996 or later, as indicated in the chart above, and because the Contracts were not available until 1998, THESE ARE NOT ACTUAL PERFORMANCE NUMBERS FOR THE SUBACCOUNTS OR FOR THE CONTRACT.

THESE ARE HYPOTHETICAL TOTAL RETURN NUMBERS based on accumulated value ("AV") and withdrawal value ("WV") that represent the actual performance of the Portfolios, adjusted for the fees and charges applicable to the Contract and the Credit Enhancement; the WV also includes applicable withdrawal charges. Any charge for non-recurring fees and charges, premium taxes and/or other taxes and an optional Death Benefit Rider are not reflected in these data. The information presented also includes data representing unmanaged market indices.

 THE RESULTS SHOWN IN THIS SECTION ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE
                            INVESTMENT PERFORMANCE.

         HISTORICAL AND HYPOTHETICAL SEPARATE ACCOUNT PERFORMANCE
        ANNUALIZED RATES OF RETURN FOR PERIODS ENDED DECEMBER 31, 1997
                   ALL NUMBERS ARE EXPRESSED AS A PERCENTAGE

                                                                              SINCE
                           1 YEAR       3 YEARS*    5 YEARS*    10 YEARS*  INCEPTION*
                         ------------  ----------- ----------- ----------- ------------
VARIABLE ACCOUNTS         AV     WV     AV    WV    AV    WV    AV    WV    AV     WV
-----------------        -----  -----  ----- ----- ----- ----- ----- ----- -----  -----
Money Market............  3.82  (2.48)  3.84  1.85  2.99  2.18              3.89   3.89
High Yield Bond.........  7.92   1.62  11.56  9.85  9.86  9.23              9.59   9.59
Managed Bond............  8.40   2.10   9.36  7.58  6.32  5.60              7.95   7.95
Government Securities...  7.96   1.66   8.69  6.88  5.59  4.86              7.31   7.31
Aggressive Equity.......  2.34  (3.96)                                      5.16   1.65
Growth LT...............  9.42   3.12  19.70 18.21                         17.67  16.69
Equity Income........... 26.82  20.52  24.70 23.33 15.28 14.77             13.02  13.02
Multi-Strategy.......... 17.96  11.66  17.37 15.83 11.09 10.50             10.38  10.38
Equity.................. 16.54  10.24  21.55 20.12 14.51 13.98 13.18 13.18 13.42  13.42
Bond and Income......... 14.71   8.41  13.94 12.30  9.49  8.86  9.75  9.75 10.93  10.93
Equity Index............ 31.11  24.81  28.78 27.50 18.08 17.61             17.11  16.91
International...........  7.76   1.46  12.19 10.49 12.96 12.40              7.76   7.76
Emerging Markets........ (3.05) (9.35)                                     (4.17) (7.94)

MAJOR INDICES                                   1 YEAR  3 YEARS 5 YEARS 10 YEARS
-------------                                   ------  ------- ------- --------
EAFE...........................................   1.78    6.27   11.39    6.25
First Boston High Yield Bond...................  12.63   14.12   11.84   12.10
LB Aggregate...................................   9.65   10.41    7.48    9.17
LBG/Bond.......................................   9.59   10.05    7.34    8.88
LBG/C Bond.....................................   9.76   10.43    7.61    9.15
LBG/C LT Bond..................................  14.52   14.22    9.97   11.03
Russell 2500...................................  24.36   24.92   17.59   16.94
MSCI Emerging Markets Free..................... (11.59)  (3.86)   7.57
S&P 500........................................  33.36   31.15   20.27   18.05

--------
 * The performance of the Aggressive Equity, Equity Income, Multi-Strategy, Equity, Bond and Income, and International Variable Accounts for a portion of this period occurred at a time when other Portfolio Managers managed the corresponding Portfolio in which each Variable Account invests. Effective January 1, 1994, J. P. Morgan Investment Management, Inc. became the Portfolio Manager of the Equity Income and Multi-Strategy Portfolios; prior to January 1, 1994, some of the investment policies of the Equity Income Portfolio and the investment objective of the Multi-Strategy Portfolio differed. Effective June 1, 1997 Morgan Stanley Asset Management Inc. became the Portfolio Manager of the International Portfolio. Effective May 1, 1998, Alliance Capital Management L.P. became the Portfolio Manager of the Aggressive Equity Portfolio and Goldman Sachs Asset Management became the Portfolio Manager of the Equity and Bond and Income Portfolios; prior to May 1, 1998 some of the investment policies of the Aggressive Equity, Equity and Bond and Income Portfolios and the investment objective of the Bond and Income Portfolio differed. Performance of the Equity Portfolio and the Bond and Income Portfolio is based in part on the performance of predecessor portfolios of Pacific Corinthian Variable Fund, which began their first full year of operations January 1, 1984 and were acquired by the Fund on December 31, 1994.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Separate Account's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The following chart illustrates this benefit by comparing accumulation under a variable annuity contract with accumulations from an investment on which gains are taxed on a current ordinary income basis. The chart shows accumulations on a single Purchase Payment of $10,000, assuming hypothetical annual returns of 0%, 4% and 8%, compounded annually, and a tax rate of 36%. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity do not reflect the Credit Enhancement, the deduction of contractual expenses such as the Risk Charge (equal to an annual rate of 1.25% of average daily account value), the Administrative Fee (equal to an annual rate of 0.15% of average daily account value), any increase in the Risk Charge for an optional Death Benefit Rider (equal to a maximum annual rate of .35% of average daily account value), any charge for premium taxes and/or other taxes, or the expenses of an underlying investment vehicle, such as the Fund. The values shown also do not reflect the withdrawal charge. Generally, the withdrawal charge is equal to 7% of the amount withdrawn attributable to Purchase Payments that are less than 5 years old, 5% of the amount withdrawn attributable to Purchase Payments that are five and six years old, and 4% of the amount withdrawn attributable to Purchase Payments that are seven years old. The age of Purchase Payments is considered 1 year old in the Contract Year we receive it and increases by one year on each Contract Anniversary. There is no withdrawal charge on withdrawals attributed to Purchase Payments at least 8 years old, or to the extent that total withdrawals that are free of charge during the Contract Year do not exceed 10% of your Purchase Payments that are less than 8 years old plus 100% of all Purchase Payments that have an age of 8 years or more, or on withdrawals of your Earnings. If these expenses and fees were taken into account, they would reduce the investment return shown for both the taxable investment and the hypothetical variable annuity contract. In addition, these values assume that you do not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period shown, of all Contract Value and the payment of taxes at the 36% rate on the amount in excess of the Purchase Payment.

The rates of return illustrated are hypothetical and are not an estimate or guarantee of performance. Actual tax rates may vary for different assets and taxpayers from that illustrated and withdrawals by and distributions to Contract Owners who have not reached age 59 1/2 may be subject to a tax penalty of 10%.

                             POWER OF TAX DEFERRAL

   $10,000 investment at annual rates of return of 0%, 4% and 8%, taxed @ 36%

                       [PERFORMANCE GRAPH APPEARS HERE]

                         DISTRIBUTION OF THE CONTRACTS

PACIFIC MUTUAL DISTRIBUTORS, INC.

Pacific Mutual Distributors, Inc. ("PMD"), a wholly-owned subsidiary of ours, acts as the principal underwriter ("distributor") of the Contracts and offers the Contracts on a continuous basis. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). We pay PMD for acting as principal underwriter under a Distribution Agreement. We and PMD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the Contracts. The aggregate amount of underwriting commissions paid to PMD for 1998 with regard to this Contract was $0 of which $0 was retained.

                    THE CONTRACTS AND THE SEPARATE ACCOUNT

CALCULATING SUBACCOUNT UNIT VALUES

The Unit Value of the Subaccount Units in each Variable Investment Option is computed as of the end of each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

                                      Y x Z

where(Y)= the Unit Value for that Subaccount as of the end of the preceding
          Business Day; and

     (Z)= the Net Investment Factor for that Subaccount for the period (a "valuation period") between that Business Day and the immediately preceding Business Day.

The "Net Investment Factor" for a Subaccount for any valuation period is equal to:

                                   (A/B) - C

where(A)= the "per share value of the assets" of that Subaccount as of the end of that valuation period, which is equal to: a+b+c
          where(a)=   the net asset value per share of the corresponding
                      Portfolio shares held by that Subaccount as of the end of that valuation period ;

               (b)= the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and
               (c)= any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;
          (B)= the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and
          (C)= a factor that assesses against the Subaccount net assets for each calendar day in the valuation period the basic Risk Charge plus any applicable increase in the Risk charge and the Administrative Fee (see CHARGES, FEES AND DEDUCTIONS in the Prospectus).

VARIABLE ANNUITY PAYMENT AMOUNTS

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes

When you convert your Net Contract Value into annuity payments, you must pay any applicable charge for premium taxes and/or other taxes on your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing each Account Value proportionately, relative to your Account Value in each Subaccount and in the Fixed Option, in an amount equal to the aggregate amount of the charges. The remaining amount of your available Net Contract Value may be used to provide variable annuity payments. Alternatively, your remaining available Net Contract Value may be used to provide fixed annuity payments, or it may be divided to provide both fixed and variable annuity payments. You may also choose to withdraw some or all of your remaining Net Contract Value, less any applicable withdrawal charge, and any charges for premium taxes and/or other taxes without converting this amount into annuity payments.

Second: The First Variable Payment

We begin by referring to your Contract's Option Table for your Annuity Option (the "Annuity Option Table"). The Annuity Option Table allows us to calculate the dollar amount of the first variable annuity payment under your Contract, based on the amount applied toward the variable annuity. The number that the Annuity Option

Table yields will be based on the Annuitant's age (and, in certain cases, sex) and assumes a 5% rate of return, as described in more detail below.

  Example: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of $5.79 for every $1,000 of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be $579.00.

You may choose any other Annuity Option Table that assumes a different rate of return which we offer at the time your Annuity Option is effective.

Third: Subaccount Annuity Units

For each Subaccount, we use the amount of the first variable annuity payment under your Contract attributable to each Subaccount to determine the number of Subaccount Annuity Units that will form the basis of subsequent payment amounts. First, we use the Annuity Option Table to determine the amount of that first variable payment for each Subaccount. Then, for each Subaccount, we divide that amount of the first variable annuity payment by the value of one Subaccount Annuity Unit (the "Subaccount Annuity Unit Value") as of the end of the Annuity Date to obtain the number of Subaccount Annuity Units for that particular Subaccount. The number of Subaccount Annuity Units used to calculate subsequent payments under your Contract will not change unless exchanges of Annuity Units are made (or if the Joint and Survivor Annuity Option is elected and the Primary Annuitant dies first), but the value of those Annuity Units will change daily, as described below.

Fourth: The Subsequent Variable Payments

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Subaccount. The amount payable based on each Subaccount is equal to the number of Subaccount Annuity Units for that Subaccount multiplied by their Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the Annuity Date.

Each Subaccount's Subaccount Annuity Unit Value, like its Subaccount Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at a rate equal on an annual basis to 1.25% and the Administrative Fee at a rate equal on an annual basis to 0.15%. In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Values to correct for the Option Table's implicit assumed annual investment return on amounts applied but not yet used to furnish annuity benefits. Any increase in your Risk Charge for an Optional Death Benefit Rider is not charged on and after the Annuity Date.

Different Subaccounts may be selected for your Contract before and after your Annuity Date, subject to any restrictions we may establish. Currently, you may exchange Subaccount Annuity Units in any Subaccount for Subaccount Annuity Units in any other Subaccount(s) up to four times in any twelve month period after your Annuity Date. The number of Subaccount Annuity Units in any Subaccount may change due to such exchanges. Exchanges following your Annuity Date will be made by exchanging Subaccount Annuity Units of equivalent aggregate value, based on their relative Subaccount Annuity Unit Values.

Understanding the "Assumed Investment Return" Factor

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant's age, and, in some cases, the Annuitant's sex. In addition, these numbers assume that the amount of your Contract Value that you convert to a variable annuity will have a positive net investment return of 5% (or such other rate of return you may elect) each year during the payout of your annuity; thus 5% is referred to as an "assumed investment return."

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds the Risk Charge, the Administrative Fee, and the assumed investment return. The Subaccount Annuity Unit Value for any Subaccount will generally be less than the Subaccount Unit Value for that same Subaccount, and the difference will be the amount of the assumed investment return factor.

  Example: Assume the net investment performance of a Subaccount is at a rate of 5.00% per year (after deduction of the 1.25% Risk Charge and the 0.15% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 5.00% per year, but the Subaccount Annuity Unit Value would not increase (or decrease) at all. The net investment factor for that 5% return [1.05] is then divided by the factor for the 5% assumed investment return [1.05] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value: 1.05 = 1; 1 -
                                                                ----
  1 = 0; 0 X 100% = 0%.                                         1.05

If the net investment performance of a Subaccount's assets is at a rate less than 5.00% per year, the Subaccount Annuity Unit Value will decrease, even if the Subaccount Unit Value is increasing.

  Example: Assume the net investment performance of a Subaccount is at a rate of 2.60% per year (after deduction of the 1.25% Risk Charge and the 0.15% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 2.60% per year, but the Subaccount Annuity Unit Value would decrease at a rate of 2.29% per year. The net investment factor for that 2.6% return [1.026] is then divided by the factor for the 5% assumed investment return [1.05] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value: 1.026 =
                                                                -----
                                                                1.05
  0.9771; 0.9771 - 1 = - 0.0229; -  0.0229 X 100% = - 2.29%.

The assumed investment return will always cause increases in Subaccount Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Subaccount Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Subaccount Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If we had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in subaccount annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

CORRESPONDING DATES

If any transaction or event under your Contract is scheduled to occur on a "corresponding date" that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

  Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

  Example: If your Annuity Date is July 31 and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

AGE AND SEX OF ANNUITANT

As mentioned in the Prospectus, the Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Certain states' regulations prohibit sex-distinct annuity income factors, and Contracts issued in those states will use unisex factors. In addition, Contracts issued in connection with Qualified Plans are required to use unisex factors.

We may require proof of your Annuitant's age and sex before or after starting annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable based on your Annuitant's correct Age or sex, if applicable. If we make the correction after annuity payments have started, and we have made overpayments, we will deduct the amount of the overpayment, with interest at 3% a year, from any payments due then or later; if we have made underpayments, we will add the amount, with interest at 3% a year, of the underpayments to the next payment we make after we receive proof of the correct Age and/or sex.

SYSTEMATIC TRANSFER PROGRAMS

The Fixed Account is not available in connection with portfolio rebalancing. If you are using the earnings sweep, you may also use portfolio rebalancing only if you selected the Fixed Option as your sweep option. You may not use dollar cost averaging and the earnings sweep at the same time.

Dollar Cost Averaging

When you request dollar cost averaging, you are authorizing us to make periodic reallocations of your Contract Value without waiting for any further instruction from you. You may request to begin or stop dollar cost averaging at any time prior to your Annuity Date; the effective date of your request will be the day we receive written notice from you in proper form. Your request may specify the date on which you want your first transfer to be made. If you do not specify a date for your first transfer, we will treat your request as if you had specified the effective date of your request. Your first transfer may not be made until 30 days after your Contract Date, and if you specify an earlier date, your first transfer will be delayed until one calendar month after the date you specify. If you request dollar cost averaging on your application for your Contract and you fail to specify a date for your first transfer, your first transfer will be made one period after your Contract Date (that is, if you specify monthly transfers, the first transfer will occur 30 days after your Contract Date; quarterly transfers, 90 days after your Contract Date; semiannual transfers, 180 days after your Contract Date; and if you specify annual transfers, the first transfer will occur on your Contract Anniversary). If you stop dollar cost averaging, you must wait 30 days before you may begin this option again.

Your request to begin dollar cost averaging must specify the Investment Option you wish to transfer money from (your "source account"). You may choose any one Investment Option as your source account. The Account Value of your source account must be at least $5,000 for you to begin dollar cost averaging.

Your request to begin dollar cost averaging must also specify the amount and frequency of your transfers. You may choose monthly, quarterly, semiannual or annual transfers. The amount of your transfers may be specified as a dollar amount or a percentage of your source Account Value; however, each transfer must be at least $250. Dollar cost averaging transfers are subject to the same requirements and limitations as other transfers.

Finally, your request must specify the Fixed or Variable Investment Option(s) you wish to transfer amounts to (your "target account(s)"). If you select more than one target account, your dollar cost averaging request must specify how transferred amounts should be allocated among the target accounts. Your source account may not also be a target account.

Your dollar cost averaging transfers will continue until the earlier of (i) your request to stop dollar cost averaging is effective, or (ii) your source Account Value is zero, or (iii) your Annuity Date. If, as a result of a dollar cost averaging transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the dollar cost averaging option at any time.

Portfolio Rebalancing

Portfolio rebalancing allows you to maintain the percentage of your Contract Value allocated to each Variable Investment Option at a pre-set level prior to annuitization. For example, you could specify that 30% of your Contract Value should be in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount. Over time, the variations in each Subaccount's investment results will shift this balance of these Subaccount Value allocations. If you elect the portfolio rebalancing feature, we will automatically transfer your Subaccount Value back to the percentages you specify.

You may choose to have rebalances made quarterly, semiannually or annually until your Annuity Date; portfolio rebalancing is not available after you annuitize.

Procedures for selecting portfolio rebalancing are generally the same as those discussed in detail above for selecting dollar cost averaging: You may make your request at any time prior to your Annuity Date and it will be effective when we receive it in proper form. If you stop portfolio rebalancing, you must wait 30 days to begin again. You may specify a date for your first rebalance, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first rebalance will be delayed one month, and if you request rebalancing on your application but do not specify a date for the first rebalance, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging. We may change, terminate or suspend the portfolio rebalancing feature at any time.

Earnings Sweep

An earnings sweep automatically transfers the earnings attributable to a specified Investment Option (the "sweep option") to one or more other Investment Options (your "target option(s)"). If you elect to use the earnings sweep, you may select either the Fixed Option or the Money Market Subaccount as your sweep option. The Account Value of your sweep option will be required to be at least $5,000 when you elect the earnings sweep. You may select one or more Variable Investment Options (but not the Money Market Subaccount) as your target option(s).

You may choose to have earnings sweeps occur monthly, quarterly, semiannually or annually until you annuitize. At each earnings sweep, we will automatically transfer your accumulated earnings attributable to your sweep option for the previous period proportionately to your target option(s). That is, if you select a monthly earnings sweep, we will transfer the sweep option earnings from the preceding month; if you select a semiannual earnings sweep, we will transfer the sweep option earnings accumulated over the preceding six months. Earnings sweep transfers are subject to the same requirements and limitations as other transfers.

To determine the earnings, we take the change in the sweep option's Account Value during the sweep period, add any withdrawals or transfers out of the sweep option Account that occurred during the sweep period, and subtract any allocations, including Credit Enhancements, to the sweep option Account during the sweep period. The result of this calculation represents the "total earnings" for the sweep period.

If, during the sweep period, you withdraw or transfer amounts from the sweep option Account, we assume that earnings are withdrawn or transferred before any other Account Value. Therefore, your "total earnings" for the sweep period will be reduced by any amounts withdrawn or transferred during the sweep option period. The remaining earnings are eligible for the sweep transfer.

Procedures for selecting the earnings sweep are generally the same as those discussed in detail above for selecting dollar cost averaging and portfolio rebalancing: You may make your request at any time and it will be effective when we receive it in a form satisfactory to us. If you stop the earnings sweep, you must wait 30 days to begin again. You may specify a date for your first sweep, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first earnings sweep will be delayed one month, and if you request the earnings sweep on your application but do not specify a date for the first sweep, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging.

If, as a result of an earnings sweep transfer, your source Account Value falls below $500, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the earnings sweep option at any time.

PRE-AUTHORIZED WITHDRAWALS

You may specify a dollar amount for your pre-authorized withdrawals, or you may specify a percentage of your Contract Value or an Account Value. You may direct us to make your pre-authorized withdrawals from one or more specific Investment Options; if you do not give us these specific instructions, amounts will be deducted proportionately from your Account Value in each Fixed or Variable Investment Option.

Procedures for selecting pre-authorized withdrawals are generally the same as those discussed in detail above for selecting dollar cost averaging, portfolio rebalancing, and earnings sweeps: You may make your request at any time and it will be effective when we receive it in a form satisfactory to us. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. You may specify a date for the first withdrawal, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first pre-authorized withdrawal will be delayed one month, and if you request the pre-authorized withdrawals on your application but do not specify a date for the first withdrawal, it will occur one period after your Contract Date.

If your pre-authorized withdrawals cause your Account Value in any Investment Option to fall below $500, we have the right, at our option, to transfer that remaining Account Value to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. If your pre-authorized withdrawals cause your Contract Value to fall below $1,000, we may, at our option, terminate your Contract and send you the remaining withdrawal proceeds.

Pre-authorized withdrawals are subject to the same withdrawal charges as are other withdrawals, and each withdrawal is subject to any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59 1/2, a federal tax penalty of at least 10%.

DEATH BENEFIT

Any death benefit payable will be calculated as of the date we receive proof (in proper form) of the Annuitant's death (or, if applicable, the Contract Owner's death) and instructions regarding payment; any claim of a death benefit must be made in proper form. A recipient of death benefit proceeds may elect to have this benefit paid in one lump sum, in periodic payments, in the form of a lifetime annuity or in some combination of these. Annuity payments will begin within 30 days once we receive all information necessary to process the claim.

If your Contract names Joint or Contingent Annuitants, no death benefit proceeds will be payable unless and until the last Annuitant dies prior to the Annuity Date or a Contract Owner dies prior to the Annuity Date. If yours is a Qualified Contract, your Contingent Annuitant or Contingent Owner must be your spouse.

JOINT ANNUITANTS ON QUALIFIED CONTRACTS

If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), and you change your marital status after your Contract Date, you may be permitted to add a Joint Annuitant on your Annuity Date and to change your Joint Annuitant. Generally speaking, you may be permitted to add a new spouse as a Joint Annuitant, and you may be permitted to remove a Joint Annuitant who is no longer your spouse. You may call us for more information.

1035 EXCHANGES

You may make your initial Purchase Payment through an exchange of an existing annuity contract. To exchange, you must complete a 1035 Exchange form, which is available by calling your representative, or by calling us at 1-800-722-2333, and mail the form along with the annuity contract you are exchanging (plus your completed application if you are making an initial Purchase Payment) to us.

In general terms, Section 1035 of the Code provides that you recognize no gain or loss when you exchange one annuity contract solely for another annuity contract. However, transactions under Section 1035 may be subject to special rules and may require special procedures and record-keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax adviser prior to effecting a 1035 Exchange.

SAFEKEEPING OF ASSETS

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

                             FINANCIAL STATEMENTS

Audited financial statements of Separate Account A as of December 31, 1997 and for the two years then ended are incorporated by reference in this SAI from the Annual Report of the Separate Account dated as of December 31, 1997. Pacific Life's audited consolidated financial statements as of December 31, 1997 and 1996 and for the three years ended December 31, 1997 are set forth beginning on the next page. These financial statements should be considered only as bearing on the ability of Pacific Life to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

The consolidated financial statements of Pacific Life as of December 31, 1997 and 1996 and for the three years ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.

Prior to the date of this Prospectus, the Contract was not offered. Accordingly, the information in Separate Account A's Annual Report relates to variable annuity contracts other than the Contract that we have issued and that are funded by Separate Account A.

   INDEPENDENT AUDITORS' REPORT
   ----------------------------

   Pacific Life Insurance Company and Subsidiaries:

   We have audited the accompanying consolidated statements of financial condition of Pacific Life Insurance Company (formerly Pacific Mutual Life Insurance Company) and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Pacific Life Insurance Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



   DELOITTE & TOUCHE LLP

   Costa Mesa, California
   February 19, 1998

                Pacific Life Insurance Company and Subsidiaries

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                               December 31,
                                                              1997      1996
-------------------------------------------------------------------------------
                                                               (In Millions)
ASSETS
Investments:
  Securities available for sale at estimated fair value:
    Fixed maturity securities                               $13,990.7 $12,193.8
    Equity securities                                           346.4     260.8
  Mortgage loans                                              1,922.1   1,477.3
  Real estate                                                   192.1     280.0
  Policy loans                                                3,769.2   3,131.8
  Short-term investments                                         83.8      66.1
  Other investments                                             380.2     208.0
-------------------------------------------------------------------------------
TOTAL INVESTMENTS                                            20,684.5  17,617.8
Cash and cash equivalents                                       110.4     109.0
Deferred policy acquisition costs                               716.9     531.5
Accrued investment income                                       255.4     202.5
Other assets                                                    636.5     462.4
Separate account assets                                      11,605.1   8,142.1
-------------------------------------------------------------------------------
TOTAL ASSETS                                                $34,008.8 $27,065.3
===============================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Universal life, annuity and other investment contract
   deposits                                                 $16,644.5 $13,877.4
  Future policy benefits                                      2,133.8   2,506.5
  Short-term and long-term debt                                 253.6     270.1
  Other liabilities                                           1,224.5     572.0
  Separate account liabilities                               11,605.1   8,142.1
-------------------------------------------------------------------------------
Total Liabilities                                            31,861.5  25,368.1
-------------------------------------------------------------------------------
Commitments and contingencies
Stockholder's Equity:
  Common stock - $50 par value; 600,000 shares authorized,
   issued and outstanding                                        30.0
  Paid-in capital                                               120.1
  Retained earnings                                           1,422.0   1,318.0
  Unrealized gain on securities available for sale, net         575.2     379.2
-------------------------------------------------------------------------------
Total Stockholder's Equity                                    2,147.3   1,697.2
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                  $34,008.8 $27,065.3
===============================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     Years Ended December 31,
                                                      1997     1996     1995
------------------------------------------------------------------------------
                                                          (In Millions)
REVENUES
Insurance premiums                                  $  504.3 $  465.4 $  458.5
Policy fees from universal life, annuity and other
 investment contract deposits                          431.2    348.6    309.0
Net investment income                                1,225.3  1,087.3  1,038.4
Net realized capital gains                              85.3     44.0     61.5
Commission revenue                                     146.6     79.6     62.0
Other income                                           181.7    123.1     90.3
------------------------------------------------------------------------------
TOTAL REVENUES                                       2,574.4  2,148.0  2,019.7
------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Interest credited to universal life, annuity and
 other investment contract deposits                    797.8    665.0    675.2
Policy benefits paid or provided                       675.7    652.9    647.5
Commission expenses                                    303.7    233.6    197.5
Operating expenses                                     507.7    316.2    278.6
------------------------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES                          2,284.9  1,867.7  1,798.8
------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES               289.5    280.3    220.9
Provision for income taxes                             113.5    113.7     86.1
------------------------------------------------------------------------------
NET INCOME                                          $  176.0 $  166.6 $  134.8
==============================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                           Unrealized
                                                           Gain (Loss)
                          Common Stock                    on Securities
                          ------------- Paid-in Retained    Available
                          Shares Amount Capital Earnings  for Sale, net  Total
---------------------------------------------------------------------------------
                                              (In Millions)
BALANCES,
 JANUARY 1, 1995                                $1,016.6     $(207.3)   $  809.3
Net income                                         134.8                   134.8
Change in unrealized
 gain (loss) on
 securities available
 for sale, net                                                 689.3       689.3
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1995                               1,151.4       482.0     1,633.4
Net income                                         166.6                   166.6
Change in unrealized
 gain on securities
 available for sale, net                                      (102.8)     (102.8)
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1996                               1,318.0       379.2     1,697.2
Net income                                         176.0                   176.0
Change in unrealized
 gain on securities
 available for sale, net                                       196.0       196.0
Issuance of partnership
 units by affiliate                     $ 85.1                              85.1
Initial member
 capitalization of
 Pacific Mutual Holding
 Company                                            (2.0)                   (2.0)
Issuance of common stock   0.6   $30.0    35.0     (65.0)                     --
Dividend paid to parent                             (5.0)                   (5.0)
---------------------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997         0.6   $30.0  $120.1  $1,422.0     $ 575.2    $2,147.3
=================================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Years Ended December 31,
                                                  1997       1996       1995
--------------------------------------------------------------------------------
                                                        (In Millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                      $   176.0  $   166.6  $   134.8
Adjustments to reconcile net income to net
 cash provided by operating activities:
  Amortization on fixed maturities                  (26.6)     (45.2)     (67.2)
  Depreciation and other amortization                38.3       43.8       36.8
  Deferred income taxes                             (14.4)     (49.8)     (30.3)
  Net realized capital gains                        (85.3)     (44.0)     (61.5)
  Net change in deferred policy acquisition
   costs                                           (185.4)    (140.4)      48.8
  Interest credited to universal life, annuity
   and other investment contract deposits           797.8      665.0      675.2
Change in accrued investment income                 (52.9)      (3.7)     (16.1)
Change in future policy benefits                   (372.7)      62.3       88.8
Change in other assets and liabilities              577.4      158.1      151.9
--------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES           852.2      812.7      961.2
--------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Securities available for sale:
  Purchases                                      (6,343.2)  (4,525.0)  (3,001.3)
  Sales                                           2,247.5    2,511.0    1,940.3
  Maturities and repayments                       2,406.8    1,184.7      926.9
Held to maturity securities:
  Purchases                                                              (181.9)
  Sales                                                                    62.3
  Maturities and repayments                                               111.0
Repayments of mortgage loans                        179.3      220.4      267.7
Proceeds from sales of mortgage loans and real
 estate                                             104.4       14.5       27.4
Purchases of mortgage loans and real estate        (643.7)    (414.3)    (244.7)
Distributions from partnerships                      91.6       78.8       49.0
Change in policy loans                             (637.4)    (338.5)    (389.8)
Change in short-term investments                    (17.7)      37.2      (66.7)
Other investing activity, net                        78.8     (144.5)    (137.2)
--------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES            (2,533.6)  (1,375.7)    (637.0)
================================================================================

(Continued)

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                Years Ended December 31,
(Continued)                                     1997       1996       1995
------------------------------------------------------------------------------
                                                      (In Millions)
CASH FLOWS FROM FINANCING ACTIVITIES
Policyholder account balances:
  Deposits                                    $ 4,373.6  $ 2,105.0  $ 1,437.9
  Withdrawals                                  (2,667.3)  (1,756.6)  (1,774.2)
Net change in short-term debt                       8.5       42.5      (38.8)
Repayment of long-term debt                       (25.0)      (5.0)      (5.0)
Initial capitalization of Pacific Mutual
 Holding Company                                   (2.0)
Dividend paid to parent                            (5.0)
------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                     1,682.8      385.9     (380.1)
------------------------------------------------------------------------------
Net change in cash and cash equivalents             1.4     (177.1)     (55.9)
Cash and cash equivalents, beginning of year      109.0      286.1      342.0
------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR        $   110.4  $   109.0  $   286.1
==============================================================================

SUPPLEMENTAL SCHEDULE OF INVESTING AND FINANCING ACTIVITIES
In connection with the acquisition of an insurance block of business as discussed in Note 5, the following assets and liabilities were assumed:

          Cash                         $1,215.9
          Policy loans                    440.3
          Other assets                     43.4
                                       --------
            Total assets assumed       $1,699.6
                                       ========
          Policyholder account values  $1,693.8
          Other liabilities                 5.8
                                       --------
            Total liabilities assumed  $1,699.6
                                       ========

--------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITIES
As a result of the Conversion as discussed in Note 1, $65 million of retained earnings was allocated for the issuance of 600,000 shares of common stock with a par value totaling $30 million and $35 million was allocated to paid-in capital.

--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid  $144.5 $185.9 $96.9
Interest paid      $ 26.1 $ 27.2 $23.3
================================================================================

See Notes to Consolidated Financial Statements

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   CONVERSION TO MUTUAL HOLDING COMPANY STRUCTURE

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual Life Insurance Company ("Pacific Mutual") implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life Insurance Company ("Pacific Life"). Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life. Owners of Pacific Life's annuity contracts and life insurance policies have certain membership interests in PMHC, consisting principally of the right to vote on the election of the Board of Directors of PMHC and on other matters, and certain rights upon liquidation or dissolution of PMHC.

   As a result of the Conversion, $65 million of retained earnings was allocated for the issuance of 600,000 shares of common stock with a par value totaling $30 million and $35 million was allocated to paid-in capital.

   DESCRIPTION OF BUSINESS

   Pacific Life was established in 1868 and is organized under the laws of the State of California as a stock life insurance company. Pacific Life conducts business in every state except New York.

   Pacific Life and its subsidiaries and affiliates have primary business operations which consist of life insurance, annuities, pension products, group employee benefits and investment management and advisory services. These primary business operations provide a broad range of life insurance, asset accumulation and investment products for individuals and businesses and offer a range of investment products to institutions and pension plans. Additionally, through its major subsidiaries and affiliates, Pacific Life provides a variety of group employee benefits, as well as investment management and advisory services.

   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

   The accompanying consolidated financial statements of Pacific Life Insurance Company and subsidiaries (the "Company") have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of Pacific Life and its wholly-owned insurance subsidiaries, PM Group Life Insurance Company ("PM Group") and World-Wide Holdings Limited, and its noninsurance subsidiaries, Pacific Asset Management LLC ("PAM"), Pacific Mutual Distributors, Inc. ("PMD"), Pacific Mutual Realty Finance, Inc. and Pacific Mezzanine Associates, L.L.C. All significant intercompany transactions and balances have been eliminated. Pacific Life prepares its regulatory financial statements based on accounting practices prescribed or permitted by the Insurance Department of the State of California. These consolidated financial statements differ from those followed in reports to regulatory authorities (Note 2).

   PAM was initially capitalized on December 31, 1997, when Pacific Life completed a subsidiary restructuring in which all the assets and liabilities of Pacific Financial Asset Management Corporation ("PFAMCo") were contributed into this newly formed limited liability company. PFAMCo was then merged into Pacific Life. On October 30, 1997, Pacific Corinthian Life Insurance Company ("PCL"-Note 4), a wholly-owned insurance subsidiary, was merged into Pacific Life, with Pacific Life as the surviving entity.

   ACCOUNTING PRONOUNCEMENTS ADOPTED

   In 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts", and Interpretation No. 40,
   "Applicability of Generally Accepted

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Accounting Principles to Mutual Life Insurance and Other Enterprises" (the "Interpretation") issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 120 and the Interpretation permit mutual life insurance companies and their insurance subsidiaries to adopt all applicable authoritative GAAP pronouncements in any general purpose financial statements that they may issue. This differs from prior years when the Company issued its regulatory financial statements as general purpose financial statements. The accompanying consolidated financial statements for 1997, 1996 and 1995 reflect the effects of implementing SFAS No. 120 and the Interpretation.

   On January 1, 1997, the Company adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125". SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. This statement provides consistent accounting standards for securitizations and other transfers of financial assets, determines when financial assets (liabilities) should be considered sold (settled) and removed from the statement of financial condition, and determines when related revenues and expenses should be recognized. Adoption of this accounting standard did not have a significant impact on the consolidated financial position or results of operations of the Company.

   NEW ACCOUNTING PRONOUNCEMENTS

   In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company currently plans to adopt SFAS No. 130 on January 1, 1998.

   In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revises current note disclosure requirements for employers' pensions and other retiree benefits. It does not address recognition or measurement issues. The Company plans to adopt SFAS No. 132 during 1998.

   INVESTMENTS

   Available for sale fixed maturity and equity securities are reported at estimated fair value, with unrealized gains and losses, net of deferred income tax and adjustments related to deferred policy acquisition costs, included as a separate component of equity on the accompanying consolidated statements of financial condition. Trading securities, which are included in short-term investments, are reported at estimated fair value with unrealized gains and losses included in net realized capital gains on the accompanying consolidated statements of operations.

   For mortgage-backed securities included in fixed maturity securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When estimates of prepayments change, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities. This adjustment is reflected in net investment income.

   In the first and second quarter of 1995, Pacific Life sold two securities from the held to maturity category. The amortized cost of the securities was $62.3 million and a net after tax loss of $0.7 million was realized on the sales. The securities were sold due to the significant deterioration of the issuer's creditworthiness.

   Beginning with the third quarter of 1995, Pacific Life transferred approximately $1.5 billion of securities from the held to maturity category to the available for sale category. This amount represented the amortized cost of

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   the securities at the date of transfer. The estimated fair value of those securities was approximately $1.6 billion, resulting in a net after tax unrealized gain of $52.5 million, which was reflected as a direct increase to equity. The change in classification was a result of a change in management's intent with respect to these securities. In order to have the flexibility to respond to changes in interest rates and to take advantage of changes in the availability of and the yield on alternative investments, management determined that the reclassification of these securities as available for sale was appropriate.

   Realized gains and losses on investment transactions are determined on a specific identification basis and are included in revenues.

   Short-term investments are carried at estimated fair value and include all trading securities.

   Derivative financial instruments are carried at estimated fair value. Unrealized gains and losses of derivatives used to hedge securities classified as available for sale are reflected in a separate component of equity, similar to the accounting of the underlying hedged assets. Realized gains and losses on derivatives used for hedging are deferred and amortized over the average life of the related hedged assets or insurance liabilities. Unrealized gains and losses of other derivatives are reflected in operations.

   Mortgage loans and policy loans are stated at unpaid principal balances.

   Real estate is carried at depreciated cost, or for real estate acquired in satisfaction of debt, estimated fair value less estimated selling costs at the date of acquisition if lower than the related unpaid balance.

   On November 15, 1994, certain of the Company's investment management and advisory subsidiaries entered into an agreement and plan of consolidation with Thomson Advisory Group L.P., a Delaware limited partnership with publicly traded units, to merge into a newly capitalized partnership named PIMCO Advisors L.P. ("PIMCO Advisors"). In December 1997, PIMCO Advisors completed a transaction in which it acquired the assets of Oppenheimer Capital, L.P., including its interest in Oppenheimer Capital, by issuing approximately 33 million PIMCO Advisors General and Limited Partner units. In connection with this transaction, the Company increased its investment in PIMCO Advisors to reflect the excess of the Company's pro rata share of PIMCO Advisors partners' capital subsequent to this transaction over the carrying value of the Company's investment in PIMCO Advisors. The net result of this transaction was to directly increase stockholder's equity by $85.1 million. The Company's beneficial ownership in PIMCO Advisors was approximately 42% prior to this transaction and 31% subsequent to the transaction. Deferred taxes as a result of this transaction have been established on the accompanying consolidated financial statements. This investment, which is included in other investments on the accompanying consolidated statements of financial condition, is accounted for using the equity method.

   CASH AND CASH EQUIVALENTS

   Cash and cash equivalents include all liquid debt instruments with an original maturity of three months or less.

   DEFERRED POLICY ACQUISITION COSTS

   The costs of acquiring new insurance business, principally commissions, medical examinations, underwriting, policy issue and other expenses, all of which vary with and are primarily related to the production of new business, have been deferred. For universal life, annuity and other investment contract products, such costs are generally amortized in proportion to the present value of expected gross profits using the assumed crediting rate. Adjustments are reflected in earnings or equity in the period the Company experiences deviations in gross profit assumptions. Adjustments directly affecting equity result from experience deviations due to changes in unrealized gains and losses in investments classified as available for sale. For life insurance products, such costs are being amortized over the premium-paying period of the related policies in proportion to premium revenues

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   recognized, using assumptions consistent with those used in computing policy reserves. For the years ended December 31, 1997, 1996 and 1995, net amortization of deferred policy acquisition costs included in commission expenses amounted to $50.2 million, $42.6 million and $39.4 million, respectively, and included in operating expenses amounted to $29.4 million, $27.4 million and $20.8 million, respectively, on the accompanying consolidated statements of operations.

   PRESENT VALUE OF FUTURE PROFITS

   Included in other assets on the accompanying consolidated statement of financial condition as of December 31, 1996 was $16.1 million which represented the present value of estimated future profits of acquired business in connection with the rehabilitation of First Capital Life Insurance Company ("FCL"-Note 4). The aforementioned future profits were discounted to provide an appropriate rate of return and were being amortized over the rehabilitation plan period. Amortization for the years ended December 31, 1997, 1996 and 1995 amounted to $16.1 million, $24.2 million and $17.1 million, respectively, and is included in commission expenses in the accompanying consolidated statements of operations. During 1996, the Company changed certain assumptions regarding the estimated life which resulted in an increase in amortization in 1996 of approximately $17.0 million.

   UNIVERSAL LIFE, ANNUITY AND OTHER INVESTMENT CONTRACT DEPOSITS

   Universal life, annuity and other investment contract deposits are valued using the retrospective deposit method and consist principally of deposits received plus interest credited less accumulated assessments. Interest credited to these policies primarily ranged from 4.0% to 8.4% during 1997, 1996 and 1995.

   FUTURE POLICY BENEFITS

   Life insurance reserves are valued using the net level premium method. Interest rate assumptions range from 4.5% to 9.3% for 1997, 1996 and 1995. Mortality, morbidity and withdrawal assumptions are generally based on the Company's experience, modified to provide for possible unfavorable deviations. Future dividends for participating business are provided for in the liability for future policy benefits. Included in policy benefits paid or provided on the accompanying consolidated statements of operations are dividends to policyholders.

   Dividends are provided based on dividend formulas approved by the Board of Directors and reviewed for reasonableness and equitable treatment of policyholders by an independent consulting actuary. As of December 31, 1997 and 1996, participating experience rated policies paying dividends represented approximately 1% of direct written life insurance in force.

   STATE GUARANTY FUND ASSESSMENTS

   Insurance companies are subject to assessments by life and health guaranty associations in most states in which they are licensed to do business. These assessments are based on the volume and type of business they sell in those states and may be partially recovered in some states through a future reduction in premium taxes. Based on current information available from the National Organization of Life and Health Guaranty Association, the Company, as of December 31, 1997, has accrued in other liabilities on the accompanying consolidated statements of financial condition an amount adequate for anticipated payments of known insolvencies, net of estimated recoveries of premium tax offsets.

   REVENUES AND EXPENSES

   Insurance premiums are recognized as revenue when due. Benefits and expenses, other than deferred policy acquisition costs, are recognized when incurred.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Generally, receipts for universal life, annuities and other investment contracts are classified as deposits. Policy fees from these contracts include mortality charges, surrender charges and earned policy service fees. Expenses related to these products include interest credited to account balances and benefit amounts in excess of account balances.

   Commission revenue from Pacific Life's broker dealer subsidiaries is generally recorded on a settlement basis, generally the third business day following the trade date. The difference between the settlement date and trade date is not considered material.

   DEPRECIATION AND AMORTIZATION

   Depreciation of investment real estate is computed on the straight-line method over the estimated useful lives which range from 15 to 30 years. Certain other assets are depreciated or amortized on the straight-line method over varying periods ranging from 3 to 40 years. Depreciation of investment real estate is included in net investment income on the accompanying consolidated statements of operations. Depreciation and amortization of other assets is included in operating expenses on the accompanying consolidated statements of operations.

   INCOME TAXES

   Pacific Life is taxed as a life insurance company for income tax purposes and is included in the consolidated income tax returns of PMHC. The amount of income tax expense includes an equity tax calculated by a prescribed formula that incorporates a differential earnings rate between stock and mutual life insurance companies. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

   SEPARATE ACCOUNTS

   Separate account assets are recorded at market value and the related liabilities represent segregated contract owner funds maintained in accounts with individual investment objectives. The investment results of separate account assets generally pass through to separate account contract owners.

   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value of financial instruments disclosed in Notes 6 and 7 have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

   BUSINESS RISKS

   The Company operates in a business environment which is subject to various risks and uncertainties. Such risks and uncertainties include interest rate risk, credit risk and legal and regulatory changes.

   Interest rate risk is the potential for interest rates to change, which can cause fluctuations in the value of investments. To the extent that fluctuations in interest rates cause the duration of assets and liabilities to differ, the Company may have to sell assets prior to their maturity and realize losses. The Company controls its exposure to this risk by, among other things, asset/liability matching techniques which attempt to match the duration of assets and liabilities and utilization of derivative instruments.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   Credit risk is the risk that issuers of investments owned by the Company may default or that other parties may not be able to pay amounts due to the Company. The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The credit risk of financial instruments is controlled through credit approvals, limits and monitoring procedures. Real estate and mortgage loan investments are diversified by geographic location and property type. Management believes that significant concentrations of credit risk do not exist.

   The Company is also exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap contracts and other derivative securities. However, the Company does not anticipate nonperformance by the counterparties.

   The Company is subject to various state and Federal regulatory authorities. The potential exists for changes in regulatory initiatives which can result in additional, unanticipated expense to the Company. Existing Federal laws and regulations affect the taxation of life insurance or annuity products and insurance companies. There can be no assurance as to what, if any, future legislation might be enacted, or if enacted, whether such legislation would contain provisions with possible negative effects on the Company's life insurance or annuity products.

   USE OF ESTIMATES

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATIONS

   Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation.

2. STATUTORY RESULTS

   The following are reconciliations of statutory capital and surplus and statutory net income for Pacific Life as calculated in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of California, to the amounts reported as stockholder's equity and net income included in the accompanying consolidated financial statements:

                                                          December 31,
                                                          1997      1996
                                                        ------------------
                                                          (In Millions)
         Statutory capital and surplus                  $  944.8  $  815.2
           Deferred policy acquisition costs               730.7     542.0
           Unrealized gain on securities available for
            sale, net                                      575.2     379.2
           Asset valuation reserve                         252.4     209.5
           Deferred income tax                             240.9     174.6
           Subsidiary equity                               108.7      60.7
           Non-admitted assets                              25.2      22.8
           Surplus notes                                  (149.6)   (149.6)
           Insurance and annuity reserves                 (511.5)   (340.4)
           Other                                           (69.5)    (16.8)
                                                        ------------------
         Stockholder's equity as reported herein        $2,147.3  $1,697.2
                                                        ==================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. STATUTORY RESULTS (CONTINUED)

                                                Years Ended December 31,
                                                  1997     1996     1995
                                                --------------------------
                                                     (In Millions)
         Statutory net income                   $  121.5  $ 113.1  $  85.1
           Deferred policy acquisition costs       160.4    111.2     76.4
           Deferred income tax                      41.2     70.9     31.5
           Interest maintenance reserve              7.6      3.8     12.2
           Net realized gain (loss) on trading
            securities                              (5.8)   (11.6)    13.2
           Earnings of subsidiaries                (40.6)   (33.0)     5.9
           Insurance and annuity reserves         (107.0)   (91.3)   (95.5)
           Other                                    (1.3)     3.5      6.0
                                                --------------------------
         Net income as reported herein          $  176.0  $ 166.6  $ 134.8
                                                ==========================

   RISK-BASED CAPITAL

   Risk-based capital is a method developed by the National Association of Insurance Commissioners ("NAIC") to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company's actual capital is measured by comparing it to the risk-based capital as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 1997 and 1996, Pacific Life and PM Group exceeded the minimum risk-based capital requirements.

   DIVIDEND RESTRICTIONS

   Dividend payments by Pacific Life to its parent cannot exceed the greater of 10% of statutory capital and surplus as of the preceding year end or the statutory net gain from operations for the previous calendar year, without prior approval from the Insurance Department of the State of California. Based on this limitation and 1997 statutory results, Pacific Life could pay approximately $76.5 million in dividends in 1998 without prior approval.

   Extraordinary dividends to Pacific Life from PM Group are subject to regulatory restrictions and approvals by the Insurance Department of the State of Arizona, PM Group's state of domicile. The maximum amount of ordinary dividends that can be paid by PM Group without restriction cannot exceed the lesser of 10% of surplus as regards policyholders, or the statutory net gain from operations. During 1997, 1996 and 1995, PM Group received approval to pay dividends of $14 million, $25 million and $25 million for the years ended December 31, 1997, 1996 and 1995 of which $8 million, $18 million and $17.2 million, respectively, were considered extraordinary.

   In accordance with the terms of the rehabilitation agreement (Note 4), PCL was precluded from paying any dividends during the rehabilitation period without the prior consent of the Insurance Department of the State of California. No such dividends were paid.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CLOSED BLOCK


   In connection with the Conversion, an arrangement known as a closed block (the "Closed Block"), was established, for dividend purposes only, for the exclusive benefit of certain individual life insurance policies that have an experience based dividend scale for 1997. The Closed Block is designed to give reasonable assurance to holders of Closed Block policies that policy dividends will not change solely as a result of the Conversion.

   Assets of Pacific Life have been allocated to the Closed Block in an amount that produces cash flows, which, together with anticipated revenues, are expected to be sufficient to support the policies. Pacific Life is not required to support the payment of dividends on these policies from its general funds. The Closed Block will continue in effect until either the last policy is no longer in force, or the dissolution of the Closed Block. Total assets of $316.2 million and total liabilities of $356.0 million for the Closed Block are included in other assets and other liabilities, respectively, in the accompanying consolidated statements of financial condition as of December 31, 1997. The contribution to income from the Closed Block of $5.7 million, consisting of net revenues and expenses generated by the Closed Block is included in other income in the accompanying consolidated statements of operations for the year ended December 31, 1997.

4. REHABILITATION OF FIRST CAPITAL LIFE INSURANCE COMPANY

   On September 30, 1997, PCL completed the rehabilitation of FCL pursuant to a five-year rehabilitation plan approved by the California Superior Court and the Insurance Department of the State of California (the "Rehabilitation Plan"). Under the terms of the Rehabilitation Plan, FCL's insurance policies in force, primarily individual annuities and universal life insurance, were restructured and assumed by PCL on December 31, 1992, pursuant to an assumption reinsurance agreement and asset purchase agreement. On October 30, 1997, PCL was merged into Pacific Life, with Pacific Life as the surviving entity.

5. ACQUISITION OF INSURANCE BLOCK OF BUSINESS

   On June 1, 1997, Pacific Life acquired a block of corporate-owned life insurance ("COLI") policies from Confederation Life Insurance Company (U.S.) in Rehabilitation, which is currently under rehabilitation, which consisted of approximately 38,000 policies having a face amount of insurance of $8.6 billion and reserves of approximately $1.7 billion. The assets received as part of this acquisition amounted to approximately $1.2 billion in cash and approximately $0.4 billion in policy loans. This block is primarily non-leveraged COLI.

   As part of this transaction, an amount equal to the excess of the estimated fair value of the reserves assumed over the estimated fair value of the assets acquired which represents the cost of acquiring the business, amounting to $43.4 million at December 31, 1997, is included in deferred policy acquisition costs in the accompanying consolidated statements of financial condition. Amortization of this asset for the year ended December 31, 1997 was $0.9 million and is included in commission expenses in the accompanying consolidated statements of operations.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES


   The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity and equity securities are shown below. The estimated fair value of publicly traded securities is based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. The Company also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                 Gross Unrealized
                                       Amortized ----------------- Estimated
                                         Cost     Gains    Losses  Fair Value
                                       --------------------------------------
                                                   (In Millions)
    Securities Available for Sale:
    -----------------------------
    As of December 31, 1997:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies          $    85.4 $   17.5          $   102.9
    Obligations of states, political
     subdivisions and foreign govern-
     ments                                 730.2     89.4 $    3.0     816.6
    Corporate securities                 7,704.8    594.3     72.7   8,226.4
    Mortgage-backed and asset-backed
     securities                          4,597.7    147.1     15.5   4,729.3
    Redeemable preferred stock             107.8     10.3      2.6     115.5
                                       -------------------------------------
    Total fixed maturity securities    $13,225.9 $  858.6 $   93.8 $13,990.7
                                       =====================================
    Total equity securities            $   231.7 $  123.6 $    8.9 $   346.4
                                       =====================================
    Securities Available for Sale:
    -----------------------------
    As of December 31, 1996:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies          $   297.9 $   11.2 $    0.3 $   308.8
    Obligations of states, political
     subdivisions and foreign
     governments                           638.1     46.2      1.0     683.3
    Corporate securities                 6,848.3    506.3     91.9   7,262.7
    Mortgage-backed and asset-backed
     securities                          3,753.6     98.0     19.4   3,832.2
    Redeemable preferred stock             102.5      6.4      2.1     106.8
                                       -------------------------------------
    Total fixed maturity securities    $11,640.4 $  668.1 $  114.7 $12,193.8
                                       =====================================
    Total equity securities            $   229.6 $   40.8 $    9.6 $   260.8
                                       =====================================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)


   The amortized cost and estimated fair values of fixed maturity securities as of December 31, 1997, by contractual repayment date of principal, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                    Amortized Estimated
                                                      Cost    Fair Value
                                                    --------------------
                                                       (In Millions)
         Securities Available for Sale:
         -----------------------------
         Due in one year or less                    $   969.9 $ 1,075.2
         Due after one year through five years        2,678.4   2,823.1
         Due after five years through ten years       2,810.1   2,939.3
         Due after ten years                          2,169.8   2,423.8
                                                    --------------------
                                                      8,628.2   9,261.4
         Mortgage-backed and asset-backed
          securities                                  4,597.7   4,729.3
                                                    --------------------
         Total                                      $13,225.9 $13,990.7
                                                    ====================

   Proceeds from sales of all securities available for sale during 1997, 1996 and 1995 were $2.2 billion, $2.5 billion and $1.9 billion, respectively. Gross gains of $69.1 million, $89.3 million and $58.0 million and gross losses of $32.9 million, $29.9 million and $32.3 million were realized on those sales during 1997, 1996 and 1995, respectively.

   Major categories of investment income are summarized as follows:

                                    Years Ended December 31,
                                     1997     1996     1995
                                   --------------------------
                                         (In Millions)
        Fixed maturity securities  $  935.1 $  831.6 $  808.1
        Equity securities              12.8     17.8      7.3
        Mortgage loans                129.5    109.4    112.9
        Real estate                    53.6     51.3     43.2
        Policy loans                  137.1    113.0    105.2
        Other                          65.8     71.7     63.2
                                   --------------------------
          Gross investment income   1,333.9  1,194.8  1,139.9
        Investment expense            108.6    107.5    101.5
                                   --------------------------
          Net investment income    $1,225.3 $1,087.3 $1,038.4
                                   ==========================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. INVESTMENT IN FIXED MATURITY AND EQUITY SECURITIES (CONTINUED)


   The change in gross unrealized gain (loss) on investments in available for sale and trading securities is as follows:

                                                         December 31,
                                                     1997   1996      1995
                                                    ------------------------
                                                         (In Millions)
        Available for sale and trading securities:
          Fixed maturity                            $222.4 $(169.1) $1,039.3
          Equity                                      85.7     6.5      17.2
                                                    ------------------------
        Total                                       $308.1 $(162.6) $1,056.5
                                                    ========================

   As of December 31, 1997 and 1996, investments in fixed maturity securities with a carrying value of $14.4 million and $19.6 million, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

   No investment, aggregated by issuer, exceeded 10% of total equity as of December 31, 1997. The Company has no non-income producing fixed maturity securities, mortgage loans, real estate or other long-term investments as of December 31, 1997.

7. FINANCIAL INSTRUMENTS

   The estimated fair values of the Company's financial instruments are as follows:

                                       December 31, 1997    December 31, 1996
                                      -------------------- --------------------
                                      Carrying  Estimated  Carrying  Estimated
                                       Amount   Fair Value  Amount   Fair Value
                                      ----------------------------------------
                                                    (In Millions)
    Assets:
      Fixed maturity and equity
       securities (Note 6)            $14,337.1 $14,337.1  $12,454.6 $12,454.6
      Mortgage loans                    1,922.1   1,990.9    1,477.3   1,533.9
      Policy loans                      3,769.2   3,769.2    3,131.8   3,131.8
      Cash and cash equivalents           110.4     110.4      109.0     109.0
      Derivative financial
       instruments:
        Interest rate floors and
         caps, options and swaptions       22.9      22.9       59.3
        Interest rate swap contracts        0.5       0.5        1.0       1.0
        Credit and total return
         swaps                                                   1.1       1.1
        Foreign currency derivatives        4.1       4.1
    Liabilities:
      Guaranteed interest contracts     3,982.0   4,035.7    2,948.3   3,056.1
      Deposit liabilities                 733.5     737.4      799.6     800.6
      Annuity liabilities               1,883.5   1,872.6    2,459.4   2,459.4
      Surplus notes                       149.6     164.7      149.6     157.5
      Derivative financial
       instruments:
        Options written                     1.6       1.6        1.5       1.5
        Asset swap contracts               12.6      12.6       12.5      12.5
        Credit and total return
         swaps                              4.0       4.0
        Foreign currency derivatives                             4.3       4.3

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)


   The following methods and assumptions were used to estimate the fair value of these financial instruments as of December 31, 1997 and 1996:

   MORTGAGE LOANS

   The estimated fair value of the mortgage loan portfolio is determined by discounting the estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

   POLICY LOANS

   The carrying amounts of policy loans are a reasonable estimate of their fair values.

   CASH AND CASH EQUIVALENTS

   The carrying amounts of these items are a reasonable estimate of their fair values.

   DERIVATIVE FINANCIAL INSTRUMENTS

   Derivatives are financial instruments whose value or cash flows are "derived" from another source, such as an underlying security. They can facilitate total return and, when used for hedging, they achieve the lowest cost and most efficient execution of positions. Derivatives can also be used to leverage by using very large notional amounts or by creating formulas that multiply changes in the underlying security. The Company's approach is to avoid highly leveraged or overly complex investments. The Company utilizes certain derivative financial instruments to diversify its business risk and to minimize its exposure to fluctuations in market prices, interest rates or basis risk as well as for facilitating total return. Risk is limited through modeling derivative performance in product portfolios for hedging and setting loss limits in total return portfolios.

   Derivatives used by the Company involve elements of credit risk and market risk in excess of amounts recognized in the accompanying consolidated financial statements. The notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments. The estimated fair values of these instruments are based on quoted market prices, dealer quotations or internal price estimates believed to be comparable to dealer quotations. These amounts estimate what the Company would have to pay or receive if the contracts were terminated. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with off-balance sheet counterparty risk.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)


   A reconciliation of the notional or contract amounts and discussion of the various derivative instruments is as follows:

                                    Balance               Terminations Balance
                                   Beginning                  and        End
                                    of Year  Acquisitions  Maturities  of Year
                                   --------------------------------------------
                                                  (In Millions)
    December 31, 1997:
      Interest rate floors and
       caps, options and
       swaptions                   $4,538.2    $1,644.2     $3,452.4   $2,730.0
      Interest rate swap
       contracts                      988.3     1,356.0        318.2    2,026.1
      Asset swap contracts             30.0        47.4         10.0       67.4
      Credit and total return
       swaps                          356.5        98.9        166.9      288.5
      Financial futures contracts     609.2     3,930.6      4,325.7      214.1
      Foreign currency
       derivatives                     41.4       217.0         51.4      207.0

    December 31, 1996:
      Interest rate floors and
       caps, options and
       swaptions                    1,834.6     3,075.0        371.4    4,538.2
      Interest rate swap
       contracts                      619.6       620.9        252.2      988.3
      Asset swap contracts             20.0        15.3          5.3       30.0
      Credit and total return
       swaps                          146.1       307.2         96.8      356.5
      Financial futures contracts     310.1     3,358.9      3,059.8      609.2
      Foreign currency
       derivatives                     15.4        43.1         17.1       41.4

   Interest Rate Floors and Caps, Options and Swaptions
   ----------------------------------------------------

   The Company uses interest rate floors and caps, options and swaptions to hedge against fluctuations in interest rates and in its total return portfolios. Interest rate floor agreements entitle the Company to receive the differential, if below, between the specified rate and the current value of the underlying index. Interest rate cap agreements entitle the Company to receive the differential, if above, between the specified rate and the current value of the underlying index. Options purchased involve the right, but not the obligation, to purchase the underlying securities at a specified price during a given time period. Swaptions are options to enter into a swap transaction at a specified price. The Company uses written covered call options on a limited basis. Gains and losses on covered calls are offset by gains and losses on the underlying position. Options and floors are reported as assets and options written are reported as liabilities in the consolidated statements of financial condition. Cash requirements for these instruments are generally limited to the premium paid by the Company at acquisition. The purchase premium of these instruments is amortized on a constant effective yield basis and included as a component of net investment income over the term of the agreement. Interest rate floors and caps, options and swaptions mature during fiscal years 1998 through 2007.

   Interest Rate Swap Contracts
   ----------------------------

   The Company uses interest rate swaps to manage interest rate risk. The interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments or the exchange of floating to floating interest payments tied to different indexes. Generally, no premium is paid to enter into the contract and no principal payments are made by either party. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. The interest rate swap contracts mature during fiscal years 1998 through 2021.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)


   Asset Swap Contracts
   --------------------

   The Company uses asset swap contracts to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for preferred cash flow streams. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. The asset swap contracts mature during fiscal years 1998 through 2003.

   Credit and Total Return Swaps
   -----------------------------

   The Company uses credit and total return swaps to take advantage of market opportunities. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses of an underlying security. Total return swaps involve the exchange of floating rate payments for the total return performance of a specified index or market. The amounts to be received or paid pursuant to these agreements are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. Credit and total return swaps mature during fiscal years 1998 through 2013.

   Financial Futures Contracts
   ---------------------------

   The Company uses exchange-traded financial futures contracts to hedge cash flow timing differences between assets and liabilities and overall portfolio duration. Assets and liabilities are rarely acquired or sold at the same time, which creates a need to hedge their change in value during the unmatched period. In addition, foreign currency futures may be used to hedge foreign currency risk on non-U.S. dollar denominated securities. Financial futures contracts obligate the holder to buy or sell the underlying financial instrument at a specified future date for a set price and may be settled in cash or delivery of the financial instrument. Price changes on futures are settled daily through the daily margin cash flows. The notional amounts of the contracts do not represent future cash requirements, as the Company intends to close out open positions prior to expiration.

   Foreign Currency Derivatives
   ----------------------------

   The Company enters into foreign exchange forward contracts and swaps to hedge against fluctuations in foreign currency exposure. Foreign currency derivatives involve the exchange of foreign currency denominated payments for U.S. dollar denominated payments. Gains and losses on foreign exchange forward contracts offset currency gains and losses on the related assets. The amounts to be received or paid under the foreign currency swaps are accrued and recognized through an adjustment to net investment income in the accompanying consolidated statements of operations over the life of the agreements. Foreign currency derivatives expire during fiscal years 1998 through 2011.

   GUARANTEED INTEREST CONTRACTS AND DEPOSIT LIABILITIES

   The estimated fair values of fixed maturity guaranteed interest contracts are estimated using the rates currently offered for deposits of similar remaining maturities. The estimated fair value of deposit liabilities with no defined maturities is the amount payable on demand.

   ANNUITY LIABILITIES

   The estimated fair value of annuity liabilities approximates carrying value and primarily includes policyholder deposits and accumulated credited interest.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCIAL INSTRUMENTS (CONTINUED)

   SURPLUS NOTES

   The estimated fair value of surplus notes is based on market quotes.

   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

   Pacific Life has issued certain contracts to plan sponsors totaling $1.6 billion as of December 31, 1997, pursuant to the terms of which the plan sponsor retains direct ownership and control of the assets related to these contracts. Pacific Life agrees to provide benefit responsiveness in the event that plan benefit requests exceed plan cash flows. In return for this guarantee, Pacific Life receives a fee which varies by contract. Pacific Life sets the investment guidelines to provide for appropriate credit quality and cash flow matching.

8. UNIVERSAL LIFE, ANNUITY AND OTHER INVESTMENT CONTRACT DEPOSITS

   Detail of universal life, annuity and other investment contract deposit liabilities follows:

                                               December 31,
                                              1997      1996
                                            -------------------
                                               (In Millions)
          Universal life                    $10,012.0 $ 7,562.5
          Annuity                             1,817.4   2,459.3
          Other investment contract
           deposits                           4,815.1   3,855.6
                                            -------------------
                                            $16,644.5 $13,877.4
                                            ===================

   Detail of universal life, annuity and other investment contract deposits policy fees and interest credited net of reinsurance ceded follows:

                                           Years Ended December 31,
                                            1997     1996     1995
                                          --------------------------
                                                (In Millions)
          Policy fees
            Universal life                $  377.5 $  318.4 $  292.6
            Annuity                           50.3     26.6     12.8
            Other investment contract
             deposits                          3.4      3.6      3.6
                                          --------------------------
          Total policy fees               $  431.2 $  348.6 $  309.0
                                          ==========================
          Interest credited
            Universal life                $  368.2 $  284.3 $  267.3
            Annuity                          116.8    138.7    137.5
            Other investment contract
             deposits                        312.8    242.0    270.4
                                          --------------------------
          Total interest credited         $  797.8 $  665.0 $  675.2
                                          ==========================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  SHORT-TERM AND LONG-TERM DEBT


    Pacific Life borrows for short-term needs by issuing commercial paper. There was no commercial paper debt outstanding as of December 31, 1997 and 1996. Pacific Life had a revolving credit facility available of $350 million and $250 million as of December 31, 1997 and 1996, respectively. There was no debt outstanding under the revolving credit facility as of December 31, 1997 and 1996.

    The borrowing limit for PAM as of December 31, 1997 and 1996 was $200 million and $150 million, respectively. The interest rate averaged 5.8%, 5.6% and 6.1% for the years ended December 31, 1997, 1996 and 1995, respectively. The balance outstanding as of December 31, 1997 and 1996 totaled $104 million and $95.5 million, respectively. Outstanding debt is due and payable in 1998 and subject to renewal.

    During 1992, a wholly-owned subsidiary of Pacific Life entered into a credit agreement with a group of banks for borrowings of $45 million. Proceeds of this note were paid to PCL in connection with the issuance of a certificate of contribution by PCL (Note 4). On December 31, 1996, the applicable interest rate was 6.2%. The outstanding balance of $25 million was prepaid per the terms of the agreement on January 27, 1997.

    Pacific Life has $150 million of long-term debt which consists of surplus notes outstanding at an interest rate of 7.9% maturing on December 30, 2023. Interest is payable semiannually on June 30 and December 30. The surplus notes may not be redeemed at the option of Pacific Life or any holder of the surplus notes. The surplus notes are unsecured and subordinated to all present and future senior indebtedness and policy claims of Pacific Life. Each payment of interest on and the payment of principal of the surplus notes may be made only with the prior approval of the Insurance Commissioner of the State of California. Interest expense amounted to $11.8 million for each of the years ended December 31, 1997, 1996 and 1995 and is included in net investment income in the accompanying consolidated statements of operations.

10. INCOME TAXES

    As required by SFAS No. 109, "Accounting for Income Taxes", the Company accounts for income taxes using the liability method. Under SFAS No. 109, the deferred tax consequences of changes in tax rates or laws must be computed on the amounts of temporary differences and carryforwards existing at the date a new law is enacted. Recording the effects of the change involves adjusting deferred tax liabilities and assets with a corresponding charge or credit recognized in the provision for income taxes. The objective is to measure a deferred tax liability or asset using the enacted tax rates and laws expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized.

    The provision for income taxes is as follows:

                  Years Ended December 31,
                   1997      1996      1995
                 ----------------------------
                       (In Millions)
       Current   $  127.9  $  163.5  $  116.4
       Deferred     (14.4)    (49.8)    (30.3)
                 ----------------------------
                 $  113.5  $  113.7  $   86.1
                 ============================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INCOME TAXES (CONTINUED)


   The sources of the Company's provision for deferred taxes are as follows:

                                            Years Ended December 31,
                                             1997      1996      1995
                                           ----------------------------
                                                 (In Millions)
        Reserves                           $   20.1    $(28.5)   $(28.7)
        Investment valuation                    3.9      (7.3)      8.1
        Deferred policy acquisition costs     (18.0)      2.1      (6.0)
        Other                                 (20.4)    (16.1)     (3.7)
                                           ----------------------------
                                           $  (14.4)   $(49.8)   $(30.3)
                                           ============================

   A reconciliation of the provision for income taxes based on the prevailing corporate tax rate to the provision reflected in the consolidated financial statements is as follows:

                                               Years Ended December 31,
                                                 1997      1996     1995
                                               ---------------------------
                                                     (In Millions)
        Income taxes at the statutory rate     $  101.3  $   98.1  $  77.3
        Equity tax                                  5.0      16.3
        Amortization of intangibles on equity
         method investments                         7.6       6.5      6.5
        Non-taxable investment income              (2.6)     (2.1)    (2.1)
        Other                                       2.2      (5.1)     4.4
                                               ---------------------------
                                               $  113.5  $  113.7  $  86.1
                                               ===========================

   The net deferred tax asset (liability) included in other assets on the accompanying consolidated statements of financial condition was comprised of the tax effects of the following temporary differences:

                                                      December 31,
                                                      1997     1996
                                                     ----------------
                                                      (In Millions)
        Reserves                                     $ 224.8  $ 244.9
        Deferred compensation                           25.9     27.6
        Investment valuation                            20.1     24.0
        Postretirement benefits                          9.3      9.8
        Dividends                                        7.7      9.6
        Depreciation                                    (2.5)    (9.8)
        Deferred policy acquisition costs              (25.9)   (43.9)
        Other                                           41.0     23.8
                                                     ----------------
        Deferred taxes from operations                 300.4    286.0
        Issuance of partnership units by affiliate     (47.9)
        Unrealized gain on securities available for
         sale                                         (307.8)  (204.5)
                                                     ----------------
        Net deferred tax asset (liability)           $ (55.3) $  81.5
                                                     ================

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. REINSURANCE


   The Company accounts for reinsurance transactions utilizing SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration And Long-Duration Contracts". SFAS No. 113 establishes the conditions required for a contract with a reinsurer to be accounted for as reinsurance and prescribes accounting and reporting standards for those contracts. Amounts receivable from reinsurers for reinsurance on future policy benefits, universal life deposits, and unpaid losses is reported as an asset and included in other assets on the accompanying consolidated statements of financial condition.

   The Company has reinsurance agreements with other insurance companies for the purpose of diversifying risk and limiting exposure on larger risks or, in the case of a producer-owned reinsurance company, to diversify risk and retain top producing agents. All assets associated with reinsured business remain with, and under the control of the Company. Approximate amounts recoverable (payable) from (to) reinsurers include the following amounts:

                                             December 31,
                                             1997    1996
                                            --------------
                                            (In Millions)
      Reinsured universal life deposits     $(39.6) $(35.9)
      Future policy benefits                  92.2    90.0
      Unpaid claims                           14.0     4.6
      Paid claims                             10.2     8.4

   As of December 31, 1997, 72% of the reinsurance recoverables were from one reinsurer, of which 100% is secured by payables to the reinsurer. To the extent that the assuming companies become unable to meet their obligations under these agreements, the Company remains contingently liable. The Company does not anticipate nonperformance by the assuming companies.

   Revenues and benefits are shown net of the following reinsurance transactions:

                                                     Years Ended December 31,
                                                      1997     1996     1995
                                                    --------------------------
                                                          (In Millions)
      Ceded reinsurance netted against insurance
       premiums                                     $   70.7 $   44.3 $   29.2
      Assumed reinsurance included in insurance
       premiums                                         18.1     17.8     15.6
      Ceded reinsurance netted against policy fees      77.5     71.0     66.5
      Ceded reinsurance netted against net
       investment income                               204.9    192.5    176.6
      Ceded reinsurance netted against interest
       credited                                        165.8    155.2    140.0
      Ceded reinsurance netted against policy
       benefits                                         93.4     56.7     51.4
      Assumed reinsurance included in policy
       benefits                                         12.7      9.9     14.5

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SEGMENT INFORMATION


    The operations of the Company have been classified into four business segments as follows: Individual Life Insurance and Annuities, Pensions, Group Employee Benefits and Corporate and Other. These segments are based on the organization of the Company and are generally distinguished by the products offered. The Corporate and Other segment generally includes the assets and operations that do not support the other segments such as certain non-life insurance related subsidiary operations. Depreciation expense and capital expenditures are not material and have not been reported. Revenues, income before income taxes and assets by segment are as follows:

                                                    Years Ended December 31,
                                                     1997      1996     1995
                                                   ---------------------------
                                                         (In Millions)
        Revenues:
          Individual Life Insurance and Annuities  $1,137.7  $  964.0 $  927.0
          Pensions                                    584.0     507.3    513.9
          Group Employee Benefits                     507.5     456.0    419.3
          Corporate and Other                         345.2     220.7    159.5
                                                   ---------------------------
        Total                                      $2,574.4  $2,148.0 $2,019.7
                                                   ---------------------------
        Income before provision for income taxes:
          Individual Life Insurance and Annuities  $  164.0  $   93.9 $  102.3
          Pensions                                     98.3      80.7     53.3
          Group Employee Benefits                      28.8      26.5     25.2
          Corporate and Other                          (1.6)     79.2     40.1
                                                   ---------------------------
        Total                                      $  289.5  $  280.3 $  220.9
                                                   ===========================

                                                      December 31,
                                                     1997      1996
                                                   -------------------
                                                      (In Millions)
        Assets:
          Individual Life Insurance and Annuities  $19,969.2 $15,484.4
          Pensions                                  12,653.6  10,514.8
          Group Employee Benefits                      368.6     344.4
          Corporate and Other                        1,017.4     721.7
                                                   -------------------
        Total                                      $34,008.8 $27,065.3
                                                   ===================

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS

    PENSION PLANS

    Pacific Life has defined benefit pension plans which cover all eligible employees who have one year of continuous employment and have attained age
    21. The full-benefit vesting period for all participants is five years.

    Benefits for employees are based on years of service and the highest five consecutive years of compensation during the last ten years of employment. Pacific Life's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as may be determined appropriate. Contributions are intended to provide

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

    not only for benefits attributed to employment to date but also for those expected to be earned in the future. All such contributions are made to a tax-exempt trust. Plan assets consist primarily of group annuity contracts issued by Pacific Life, as well as participating units of a real estate trust and mutual funds managed by an indirect subsidiary of Pacific Life.

    Components of net periodic pension cost are as follows:

                                                Years Ended December 31,
                                                 1997      1996      1995
                                               ----------------------------
                                                     (In Millions)
        Service cost - benefits earned during
         the year                              $    3.6  $    3.7  $    2.8
        Interest cost on projected benefit
         obligation                                10.4       9.8       9.3
        Actual return on plan assets              (33.1)    (21.7)    (25.0)
        Amortization of net obligations and
         prior service cost                        18.9       9.1      14.0
                                               ----------------------------
        Net periodic pension cost              $   (0.2) $    0.9  $    1.1
                                               ============================

    The following table sets forth the pension plan's funded status and amounts recognized on Pacific Life's consolidated statements of financial condition:

                                                            December 31,
                                                            1997     1996
                                                           ----------------
                                                            (In Millions)
        Actuarial present value of benefit obligation:
          Vested benefits                                  $ 137.1  $ 121.2
          Nonvested benefits                                   1.2      1.2
                                                           ----------------
        Accumulated benefit obligation                       138.3    122.4
        Effect of projected future compensation increases     19.6     18.5
                                                           ----------------
        Projected benefit obligation                         157.9    140.9
        Plan assets at fair value                           (180.3)  (154.2)
                                                           ----------------
        Plan assets in excess of projected benefit
         obligation                                          (22.4)   (13.3)
        Unrecognized net gain                                 14.7      3.6
        Unrecognized transition asset                          4.8      6.0
        Unrecognized prior service cost                        1.2      2.2
                                                           ----------------
        Prepaid pension cost                               $  (1.7) $  (1.5)
                                                           ================

    In determining the actuarial present value of the projected benefit obligation as of December 31, 1997 and 1996, the weighted average discount rate used was 7.0% and 7.5%, respectively, and the rate of increase in future compensation levels was 5.5% and 6.0%, respectively. The expected long-term rate of return on plan assets was 8.5% in 1997 and 1996.

    In connection with the merger of PCL into Pacific Life as discussed in
    Note 4, Pacific Life assumed sponsorship of PCL's defined benefit pension plan. This pension plan provides for retirement income benefits at age 65 with reduced benefits for early retirement. Effective December 31, 1997, PCL's defined benefit plan merged into Pacific Life's plan. All benefits associated with PCL's plan remain unchanged subsequent to the merger.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)


    POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS

    Pacific Life sponsors a defined benefit health care plan and a defined benefit life insurance plan (the "Plans") that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life's commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time. As in the past, the general policy is to fund these benefits on a pay-as-you-go basis. The amount of benefits paid under the programs during 1997, 1996 and 1995 was approximately $1.5 million, $1.6 million and $1.7 million, respectively.

    Components of net periodic postretirement benefit cost are as follows:

                                                   Years Ended December 31,
                                                    1997      1996      1995
                                                   ----------------------------
                                                        (In Millions)
        Service cost                              $    0.1  $    0.2  $    0.2
        Interest cost                                  1.4       1.5       1.9
        Amortization                                  (0.7)     (0.3)     (0.3)
                                                   ----------------------------
        Net periodic postretirement benefit cost   $   0.8  $    1.4  $    1.8
                                                   ============================

    The following table sets forth the Plans' funded status and amounts recorded in other liabilities on the accompanying consolidated statements of financial condition:

                                                        December 31,
                                                         1997   1996
                                                        -------------
                                                        (In Millions)
        Accumulated postretirement obligation:
          Retirees                                      $ 17.6 $ 17.3
          Fully eligible active Plan participants          1.4    2.0
          Other active Plan participants                   1.1    2.5
                                                        -------------
        Total accumulated postretirement obligation       20.1   21.8
        Fair value of Plan assets                           --     --
                                                        -------------
        Unfunded accumulated postretirement obligation    20.1   21.8
        Unrecognized net gain                              3.2    3.7
        Prior service cost                                 2.7    1.3
                                                        -------------
        Accrued postretirement benefit liability        $ 26.0 $ 26.8
                                                        -------------

    The assumed health care cost trend rate used in measuring the accumulated benefit obligation was 9% for 1997 and 1996 and is assumed to decrease gradually to 4% in 2003 and remain at that level thereafter. The amount reported is materially effected by the health care cost trend rate assumptions. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of December 31, 1997 and 1996 would be increased by 8.5% and 11.5%, respectively. The effect of this change would increase the

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. PENSION PLANS, POSTRETIREMENT BENEFITS AND OTHER PLANS (CONTINUED)

    aggregate of the service and interest cost components of the net periodic benefit cost by 7.7%, 12.3% and 11.4% for 1997, 1996 and 1995, respectively.

    The discount rate used in determining the accumulated postretirement benefit obligation is 7.0% and 7.5% for 1997 and 1996, respectively.

    OTHER PLANS

    Pacific Life provides a voluntary Retirement Incentive Savings Plan ("RISP") pursuant to Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. Effective October 1, 1997, Pacific Life's RISP changed the matching percentage of each employee's contributions from 50% to 75%, up to a maximum of six percent of eligible employee compensation and restricted the matched investment to an Employee Stock Ownership Plan ("ESOP") sponsored by Pacific LifeCorp. The ESOP was formed at the time of the Conversion and is currently only available to the participants of the RISP in the form of matching contributions.

    Pacific Life also has a deferred compensation plan which permits certain employees to defer portions of their compensation and earn a guaranteed interest rate on the deferred amounts. The interest rate is determined annually and is guaranteed for one year. The compensation which has been deferred has been accrued and the primary expense, other than compensation, related to this plan is interest on the deferred amounts.

    The Company also has performance based incentive compensation plans for its employees.

14. TRANSACTIONS WITH AFFILIATES

    Pacific Life serves as the investment advisor for the Pacific Select Fund, the investment vehicle provided to the Company's variable life and variable annuity contractholders. Pacific Life charges fees based upon the net asset value of the portfolios of the Pacific Select Fund, which amounted to $27.5 million, $14.3 million and $6.5 million for the years ended December 31, 1997, 1996 and 1995, respectively. In addition, Pacific Life entered into an agreement with the Pacific Select Fund on October 1, 1995, to provide certain support services for an administration fee which is based on an allocation of actual costs. Such administration fees amounted to $165,000, $108,000 and $28,550 for the years ended December 31, 1997, 1996 and 1995, respectively.

    PIMCO Advisors provides investment advisory services to the Company for which the fees amounted to $11.4 million, $6.2 million and $5.0 million for the years ended December 31, 1997, 1996 and 1995, respectively. Included in equity securities on the accompanying consolidated statements of financial condition are investments in mutual funds and other investments managed by PIMCO Advisors which amounted to $46.5 million and $90.8 million as of December 31, 1997 and 1996, respectively.

    Pacific Life provides certain support services to PIMCO Advisors. Charges for these services are based on an allocation of actual costs and amounted to $1.2 million, $1.4 million and $1.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

15. TERMINATION AND NON-COMPETITION AGREEMENTS

    Effective November 15, 1994, in connection with the PIMCO Advisors transaction (Note 1), termination and non-competition agreements were entered into with certain former key employees of PAM's subsidiaries. These agreements provide terms and conditions for the allocation of future proceeds received from distributions and sales of certain PIMCO Advisors units and other noncompete payments. When the amount of future obligations to be made to a key employee is determinable, a liability for such amount is established.

                Pacific Life Insurance Company and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. TERMINATION AND NON-COMPETITION AGREEMENTS (CONTINUED)


    For the years ended December 31, 1997, 1996 and 1995, approximately $85.8 million, $35.3 million and $28.6 million, respectively, is included in operating expenses in the consolidated statements of operations related to the termination and non-competition agreements. This includes payments of $43.1 million in 1997 to former key employees who elected to sell to PAM's subsidiaries their rights to the future proceeds from the PIMCO Advisors units.

16. INVESTMENT COMMITMENTS

    The Company has outstanding commitments to make investments primarily in mortgage loans, limited partnerships and other investments as follows (In Millions):

          Years Ending December 31:
           1998                      $245.4
           1999-2002                  131.8
           2003 and thereafter         16.6
                                     ------
          Total                      $393.8
                                     ======

17. LITIGATION

    The Company has been named in civil litigation proceedings which appear to be substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of products. These matters are sometimes referred to as market conduct litigation. The litigation against the Company purports to include all persons in the United States who purchased life insurance and annuity products from the Company during the period from 1982 to present. The Company has retained national and local counsel experienced in the handling of similar matters for other life insurers. Informal discovery has commenced in these matters. At this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

    Further, the Company is a respondent in a number of other legal proceedings, some of which involve allegations for extra-contractual damages.

    In the opinion of management, the outcome of the foregoing proceedings is not likely to have a material adverse effect on the consolidated financial position or results of operations of the Company.
    ---------------------------------------------------------------------------

                                    PART II

Part C:  OTHER INFORMATION

     Item 24.  Financial Statements and Exhibits
               ---------------------------------

               (a)  Financial Statements

                    Part A:  Financial highlights for Registrant

                    Part B:

                           (1) Registrant's Financial Statements

                    Audited Financial Statements dated as of December 31, 1997 which are incorporated by reference from the Annual Report include the following for Separate Account A:

                           Statements of Assets and Liabilities
                           Statements of Operations
                           Statements of Changes in Net Assets
                           Notes to Financial Statements

                           (2) Depositor's Financial Statements

                    Audited Consolidated Financial Statements dated as of December 31, 1997 and 1996, and for the three year period ending December 31, 1997, included in Part B include the following for Pacific Life:

                           Consolidated Statements of Financial Position Consolidated Statements of Operations and Equity Consolidated Statements of Cash Flows
                           Notes to Consolidated Financial Statements

                    (b)  Exhibits

                    1.   (a)  Resolution of the Board of Directors of the
                              Depositor authorizing establishment of Separate Account A and Memorandum establishing Separate Account A.(1)

                         (b) Memorandum Establishing Two New Variable Accounts--Aggressive Equity and Emerging Markets Portfolios.(1)

                         (c) Resolution of the Board of Directors of Pacific Life Insurance Company authorizing conformity to the terms of the current Bylaws.(1)

                    2.   Not applicable

                    3.   (a)  Distribution Agreement between Pacific Mutual Life
                              and Pacific Mutual Distributors, Inc. ("PMD") (formerly Pacific Equities Network)(1)

                         (b) Form of Selling Agreement between Pacific Mutual Life, PMD and Various Broker-Dealers(1)

                    4.   (a)  Form of Individual Flexible Premium Deferred
                              Variable Annuity Contract (Form PV9808)(1)

                         (b)  Qualified Pension Plan Rider (Form R90-Pen-V)(1)

                         (c) 403(b) Tax-Sheltered Annuity Rider (Form R-403B-9553)(1)

                         (d)  Section 457 Plan Rider (Form R95-457)(1)

                         (e)  IRA Rider (Form R-IRA 198)(1)

                         (f)  Roth IRA Rider (Form R-RIRA 198)(1)

                         (g)  Simple IRA Rider (Form R-SIRA 198)(1)

                         (h)  Stepped-Up Death Benefit Rider (Form R9808.SDB)(1)

                         (i)  Premier Death Benefit Rider (Form R9808.PDB)(1)


                    5.   (a)  Application Form for Individual Flexible Premium
                              Deferred Variable Annuity Contract (Form A9808 8/98)(1)

                         (b)  Variable Annuity PAC APP(1)

                         (c)  Application/Confirmation Form

                    6.   (a)  Pacific Life's Articles of Incorporation(1)

                         (b)  By-laws of Pacific Life(1)

                    7.   Not applicable

                    8.   Fund Participation Agreement(1)

                    9. Opinion and Consent of legal officer of Pacific Life as to the legality of Contracts being registered.(1)

                    10.  (a)  Consent of Independent Auditors

                         (b)  Powers of Attorney(1)

                    11.  Not applicable

                    12.  Not applicable

                    13.  Performance Calculations(1)

                    14.  Not applicable

                    15.  Not applicable

                    16.  Not applicable

Exhibit II-3
------------

(1) Filed as part of Registration Statement on Form N-4 filed via EDGAR on August 6, 1998, File No. 333-60833, Accession Number 0001017062-98-001683.


Item 25.  Directors and Officers of Pacific Life

                                  Positions and Offices
Name and Address                  with Pacific Life

Thomas C. Sutton                  Director, Chairman of the Board, and
                                  Chief Executive Officer

Glenn S. Schafer                  Director and President


Khanh T. Tran                     Director, Senior Vice President and
                                  Chief Financial Officer


David R. Carmichael               Director, Senior Vice President and
                                  General Counsel

Audrey L. Milfs                   Director, Vice President and Corporate
                                  Secretary

Richard M. Ferry                  Director

Donald E. Guinn                   Director

Ignacio E. Lozano, Jr.            Director





Charles D. Miller                 Director

Donn B. Miller                    Director







Richard M. Rosenberg              Director

James R. Ukropina                 Director

Raymond L. Watson                 Director

Edward R. Byrd                    Vice President and Controller





Gerald W. Robinson                Executive Vice President


______________________________

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660


Item 26. Persons Controlled by or Under Common Control with Pacific Life or Separate Account A

          The following is an explanation of the organization chart of Pacific Life's subsidiaries:

                PACIFIC LIFE, SUBSIDIARIES & AFFILIATED ENTERPRISES
                             LEGAL STRUCTURE

          Pacific Life is a California Stock Insurance Company wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, 99% owned by Pacific Mutual Holding Company (a California Mutual Holding Company). Pacific Life has a 40% ownership of American Maturity Life Insurance Company (a Connecticut Corporation), a 50% ownership of Pacific Mezzanine Associates, L.L.C. (a Delaware Limited Liability Company), and is the parent company of Pacific Asset Management LLC (a Delaware Limited Liability Company), Pacific Mutual Realty Finance, Inc., PM Group Life Insurance Company (an Arizona Corporation), Pacific Mutual Distributors, Inc., and World-Wide Holdings Limited (a United Kingdom Corporation). A subsidiary of Pacific Mezzanine Associates, L.L.C. is Pacific Mezzanine Investors, L.L.C., along with its subsidiary Pacific Mezzanine Fund, L.P. Subsidiaries of Pacific Asset Management LLC are PMRealty Advisors Inc., PPA LLC (a Delaware Limited Liability Company), CCM LLC (a Delaware Limited Liability Company), NFJ LLC (a Delaware Limited Liability Company), and PIMCO Holding LLC (a Delaware Limited Liability Company). Pacific Asset Management LLC directly and in-directly owns 31.5% of the outstanding partnership interests in PIMCO Advisors L.P. (a Delaware Limited Partnership). Subsidiaries of Pacific Mutual Distributors, Inc. include: Associated Financial Group, Inc.; Mutual Service Corporation (a Michigan Corporation), along with its subsidiaries Advisors' Mutual Service Center, Inc.
          (a Michigan Corporation) and Titan Value Equities Group, Inc.; and United Planners' Group, Inc. (an Arizona Corporation which is 97% owned), along with its subsidiary United Planners' Financial Services of America (an Arizona Limited Partnership). Subsidiaries of World-Wide Holdings limited include: World-Wide Reassurance Company Limited (a United Kingdom Corporation) and World-Wide Reassurance Company
          (BVI) Limited (a British Virgin Islands Corporation). All corporations are 100% owned unless otherwise indicated. All entities are California corporations unless otherwise indicated.

Item 27.  Number of Contractholders

          None



Item 28.  Indemnification

          (a) The Distribution Agreement between Pacific Life (formerly Pacific Mutual Life) and PMD provides substantially as follows:

               Pacific Life (formerly Pacific Mutual Life) hereby agrees to indemnify and hold harmless PMD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life (formerly Pacific Mutual
               Life) or the Separate Account. Pacific Life (formerly Pacific Mutual Life) shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life (formerly Pacific Mutual Life) be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PMD.

               PMD hereby agrees to indemnify and hold harmless Pacific Life (formerly Pacific Mutual Life), its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life (formerly Pacific Mutual Life) or the Separate Account, any untrue or alleged untrue statement or representation made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PMD or Broker;
               (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PMD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

          (b) The Form of Selling Agreement between Pacific Life (formerly Pacific Mutual Life), PMD (formerly PEN) and Various Broker-Dealers provides substantially as follows:

               Pacific Life (formerly Pacific Mutual Life) and PMD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the "Fund") filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life (formerly Pacific Mutual Life) and PMD pursuant to Section IV.E. of this Agreement.

               Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life (formerly Pacific Mutual Life), the Fund and PMD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker-Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life (formerly Pacific Mutual Life) and PMD pursuant to Section IV.E. of this Agreement,
               (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life (formerly Pacific Mutual Life) or PMD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life (formerly Pacific Mutual Life), PMD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

Item 29.  Principal Underwriters

          (a) PMD also acts as principal underwriter for Pacific Select Separate Account, Pacific Select Exec Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account B and Pacific Select Fund.

          (b) For information regarding PMD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.

          (c) PMD retains no compensation or net discounts or commissions from the Registrant.

Item 30.  Location of Accounts and Records

               The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31.  Management Services

          Not applicable

Item 32.  Undertakings

          The registrant hereby undertakes:

          (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

          (b) to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations

     (a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

     (b) The Registrant and its Depositor are relying upon Rule 6c-7 of the Investment Company Act of 1940 with respect to annuity contracts offered as funding vehicles to participants in the Texas Optional Retirement Program, and the provisions of Paragraphs (a)-(d) of the Rule have been complied with.

     (c) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life Insurance Company and Registrant represent that the fees and charges to be deducted under the Variable Annuity Contract ("Contract") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 24th day of November, 1998.


                         SEPARATE ACCOUNT A
                              (Registrant)
                         By: PACIFIC LIFE INSURANCE COMPANY

                         By:
                              Thomas C. Sutton*
                              Chairman and Chief Executive Officer

                         By: PACIFIC LIFE INSURANCE COMPANY
                              (Depositor)

                         By:
                              Thomas C. Sutton*
                              Chairman and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature               Title                             Date

Thomas C. Sutton*            Director, Chairman of the Board   November 24, 1998
                             and Chief Executive Officer

Glenn S. Schafer*            Director and President            November 24, 1998


Khanh T. Tran*               Director, Senior Vice             November 24, 1998
                             President and Chief Financial
                             Officer

David R. Carmichael*         Director, Senior Vice             November 24, 1998
                             President and General Counsel

Audrey L. Milfs*             Director, Vice President and      November 24, 1998
                             Corporate Secretary

Richard M. Ferry*            Director                          November 24, 1998

Donald E. Guinn*             Director                          November 24, 1998


Ignacio E. Lozano, Jr.*      Director                          November 24, 1998


Charles D. Miller*           Director                          November 24, 1998


Donn B. Miller*              Director                          November 24, 1998


Richard M. Rosenberg         Director                          November 24, 1998


James R. Ukropina*           Director                          November 24, 1998


Raymond L. Watson*           Director                          November 24, 1998


Edward R. Byrd*              Vice President and Controller     November 24, 1998

*By: /s/ DAVID R. CARMICHAEL

     David R. Carmichael                                       November 24, 1998

     as attorney-in-fact

     (Powers Of Attorney are contained in this Registration Statement on Form N-4 for Separate Account A, File No. 333-60833 as Exhibit 10(b) on Form N-4.)